HENRY SCHEIN®

SOLUTIONS FOR HEALTH CARE PROFESSIONALS

Rely on Us™





## STRATEGY TO ACTION

ANNUAL REPORT 2022

# A MESSAGE FROM THE CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

## To My Fellow Stakeholders,

In 2022, we were pleased to celebrate Henry Schein's 90th anniversary, a milestone that we do not take for granted. Most companies, full of energy and enthusiasm at their founding, do not endure to see such a momentous occasion. We are humbled and inspired to have done so.

Many companies fade away because they run out of ideas. That is not the case at Henry Schein. We have a history of transformation that is brought to life in a new strategic plan every three years. We are brimming with ideas and opportunities for growth, as reflected in the 2022–2024 BOLD+1 Strategic Plan we unveiled last year. Our challenge now — and it's the kind of challenge we live for — is to put the best ideas into action. That was the work of 2022 and the theme of this year's report, *Strategy to Action*.



2022 was a very good year in which we continued to effectively execute on our strategy and achieved our financial goals despite unanticipated macroeconomic and foreign exchange headwinds. This is not only a testament to our plan but also to our ability to execute on the strategy.

We recorded net sales in 2022 of $12.6 billion, up from $12.4 billion in 2021, despite sales declines in personal protective equipment (PPE), reflecting lower prices for gloves and lower demand for COVID-19 test kits. Excluding PPE and COVID-19 test kits, our internal sales in local currencies grew 5%. Non-GAAP diluted EPS for 2022 increased $0.33, or an increase of 6.5%*. Henry Schein delivered full-year operating cash flow from continuing operations of $602 million versus $710 million in 2021, of which we invested $158 million in acquisitions and $485 million in stock repurchases.

## Accelerating BOLD+1

The 2022–2024 strategic plan, as a brief reminder, is as follows: BOLD+1 means **building** complementary software, specialty, and services businesses for high growth; **operationalizing** our One Distribution approach to deliver exceptional customer experience, increased efficiency, and growth; **leveraging** all the businesses and solutions that comprise Henry Schein to broaden and deepen relationships with our customers; and **driving** digital transformation for our customers and for Henry Schein. In doing so, we help our customers operate more effectively and efficiently while generating value for all stakeholders — that's the **+1**. Together, we make the world healthier.



It's not enough, of course, to have a great plan, as we do. The magic is in the tactical execution. To that end, our Company took a series of actions in 2022 to accelerate the plan's implementation.

We created a Global Customer Experience Organization that is focused on further driving an exceptional customer experience across all of the Company's sales channels as well as our global brand marketing strategy, including the Henry Schein corporate brand. This function is led by Trinh Clark, who was named Senior Vice President and Chief Global Customer Experience Officer. We also created a Global eCommerce Transformation Organization that will focus on accelerating the adoption of digital commerce technologies across our Company, driving the transformation of our business strategy and operations using digital technology, and enabling the rapid growth of digital sales revenue for the organization. This group is led by Leigh Benowitz, who was named Senior Vice President and Chief Global Digital Transformation Officer. Both Ms. Clark and Ms. Benowitz were appointed to our Company's Executive Management Committee as a demonstration of the strategic importance of this work.

In addition, Mark Hillebrandt was named Vice President and Chief Digital Revenue Officer, leading the Company's new Digital Revenue Team in support of our strategic plan. The Digital Revenue Team will be responsible for engaging customers online to drive digital transactions while also securing a significant pipeline of digitally sourced leads and new prospects to be delivered to the Company's sales organization.

---

*GAAP diluted EPS for 2022 decreased $0.54, a decrease of 12.1%.
  See reconciliation of GAAP and non-GAAP measures on page 8.

As part of the effort to operationalize our **One Distribution** initiative, Dirk Benson joined Henry Schein as Vice President and Chief Commercial Officer of our North America Distribution Group. In this new position, Mr. Benson will play a key role in further integrating the management of Henry Schein's North America distribution businesses while fully leveraging the functions, talent, processes, and systems of those businesses to enhance the customer experience and maximize efficiency and performance. One example of this work was the creation last year of the North America Strategic Account management team, which extends our success serving large medical accounts into the dental market, where large group practices are becoming increasingly prevalent. We are also pursuing the benefits of tighter integration of our distribution business outside of North America under the leadership of Andrea Albertini, who was named CEO of our International Distribution Group.

Supporting all of this work is an enhanced effort to streamline the collection and aggregation of data, led by Sara Dillon, who joined the Company in 2022 in the newly created role of Chief Data Officer. Ms. Dillon is responsible for organizing, capturing, and processing the vast amounts of data that Henry Schein gathers across its businesses globally to provide insights and solutions for the Company and our customers.

Beyond these organizational changes, our Company advanced last year a number of imperatives that are essential to our continued success, including strengthening our dental market position by utilizing our **One Schein** sales approach, through which we leverage our wide range of offerings to provide customers all they need; advancing our **One Distribution** effort by acquiring and integrating Midway Dental Supply, a full-service dental distributor that bolstered our presence among dental offices and dental laboratories across the Midwestern United States; and readying for launch in 2023 our new Global E-Commerce Platform (GEP).

### Adopting Enabling Technologies

As we noted at the outset of this report, we are brimming with ideas. Of the many ideas we pursued in 2022, two stand out in particular — the incorporation of artificial intelligence for greater clinical support into Dentrix, our leading practice management software, and the announcement of a definitive agreement with the shareholders of Biotech Dental S.A.S. to acquire a majority ownership stake in a rapidly growing provider of innovative clinical software, oral surgery and orthodontic products based in Salon-de-Provence, France. These two actions fulfill two critical strategic imperatives — building complementary software, specialty, and services businesses for high growth, and driving digital transformation for our customers and for Henry Schein.

The promise of artificial intelligence became more real in 2022 as many companies began to understand the utility of this revolutionary technology. In our case, through our Henry Schein One software subsidiary, we introduced Dentrix Detect AI™, powered and manufactured by VideaHealth, a leading dental AI platform. The technology is an AI-enabled X-ray analysis tool that integrates directly into Dentrix® practice management systems to provide real-time clinical decision support to dentists. Every X-ray image is automatically analyzed in the software, helping dentists more quickly identify and localize caries. As a result, dentists can provide greater transparency to patients, making treatment recommendations chairside and helping to improve case acceptance.



The partnership between Henry Schein and Biotech Dental represents another step in the journey to bring the latest technology to customers. Biotech Dental has a full line of high-quality software, products, and services, including dental prostheses, clear aligners, dental implants, regenerative solutions, and biomaterials. Of particular note are several important software solutions from Biotech Dental, including a product named Nemotec, which is an integrated suite of planning and diagnostic software using open architecture that connects disparate devices to create a comprehensive digital view of the patient's oral health condition. This offers greater diagnostic accuracy and an improved patient experience. By integrating Nemotec with Dentrix, and making the open-architecture clinical workflow a simple, end-to-end solution, we expect to provide multiple positive benefits to our customers, including greater efficiency and productivity.

Biotech Dental is also one of the fastest-growing implant and custom abutment brands in France, as well as the manufacturer of the Smilers® brand of clear aligners. In addition, Biotech Dental has launched LaGalaxy®, a comprehensive, open, and secure software platform where both clinical and administrative tasks can be performed. Within a single platform, dentists and dental laboratories benefit from end-to-end integrated digital solutions that help improve case outcomes while speeding up treatment time, shortening case completion, and lowering the costs of implants, and orthodontic and prosthetic treatments.

We expect our business development activity to continue to contribute to a portfolio that we call Dental Specialty Products, which encompasses oral surgery, implant and bone regeneration products; endodontic and orthodontic products; and our Technology & Value-Added Services business, including Henry Schein One, a leading provider of integrated software and services to the dental profession.

**Progress on ESG Disclosures**

2022 marked another milestone in the history of Henry Schein, when our Company issued a series of inaugural disclosures related to Environment, Social, and Governance metrics. As part of the Company's work to enhance its ESG transparency, Henry Schein reported for the first time on its sustainability efforts in accordance with Sustainability Accounting Standards Board and Global Reporting Initiative Standards. The Company also issued its first Task Force on Climate-Related Financial Disclosures Report, outlining Henry Schein's governance and related strategies to address climate risks and opportunities. Among other work highlighted in the Report, Henry Schein took the following steps to strengthen its ESG commitment:

- Expanded our Team Schein Values to include a value specific to Diversity and Inclusion as a testament to our inclusive culture and commitment to D&I. We also continue to expand our Employee Resource Groups (ERGs), which serve as cultural drivers and played a particularly important role in connecting our teams across the globe during the pandemic and times of social unrest. We continue to be committed to significantly increasing the representation of women in senior leadership during the coming decade, and in 2022 we expanded this commitment with an enhanced focus on increasing the diversity of all underrepresented groups in senior leadership at the manager-level and above roles.

- Continued to launch new Employee Resource Groups for Team Schein Members, including the elevASIAN ERG for Pan-Asian Team Schein Members, and the VET — Veterans Engagement Team ERG for those who have served or are current serving in the military. We announced last year, and will complete this year, the formation of our seventh ERG, which is focused on individuals with disabilities and their allies. As with every ERG, membership is open to all TSMs. We also ensured that our board members are directly engaged with the activity of our ERGs.

- Signed the Business Ambition for 1.5°C Initiative, committing to set science-based targets to guide the pathway seeking to achieve net-zero emissions by 2050, and joined the World Economic Forum Alliance of CEO Climate Leaders and the National Academy of Medicine Action Collaborative on Decarbonization of the Health Care Sector.

- Furthered our mission to support the equitable distribution of health care services to underserved and underrepresented populations by donating more than $21.5 million in health care product and cash in 2021 through Henry Schein Cares and the Henry Schein Cares Foundation, Inc., thereby advancing the Company's five-year, $50 million commitment to health equity announced last year.

Our commitment to the success of our stakeholders — our customers, TSMs, supplier partners, shareholders, and society at large — has long been the foundation of our purpose-driven approach to corporate citizenship and commercial engagement, and continues to inform our bold efforts to create a healthier world.

**People and Performance**

In a year of milestones, Henry Schein also experienced notable changes in corporate executive leadership that reflect the effectiveness of our succession planning. At the end of April 2022, Steven Paladino retired as Chief Financial Officer after 35 years of dedicated service at Henry Schein, including 29 years as CFO. During his tenure, our sales have grown at a compound annual rate of approximately 12.5% since Henry Schein became a public company in 1995. Mr. Paladino's many accomplishments included the building of an exceptional team, which is now led by Ronald N. South, our new CFO. Mr. South, who joined Henry Schein in 2008 and had been our Chief Accounting Officer, was succeeded in that role by Olga Timoshkina, who joined the Company in 2021. The leadership of our financial team includes Graham Stanley, Vice President, Investor Relations and Strategic Financial Project Officer, and Pete Tawadros, Vice President, Global Financial Planning, Treasury and Analysis.

In July, Gerald A. Benjamin retired as Executive Vice President and Chief Administrative Officer, after 34 years with the Company. Mr. Benjamin, who also retired from our Board of Directors, was responsible for developing and expanding the Company's world-class supply chain system as well as serving as the steward of our "Team Schein" culture. His work contributed immeasurably to the success of the Company. Mr. Benjamin was succeeded by Michael S. Ettinger, who was promoted to the role of Executive Vice President and Chief Operating Officer. Mr. Ettinger joined Henry Schein in 1994 and has served as Senior Vice President, Corporate & Legal Affairs



and Secretary and Chief of Staff. As Chief Operating Officer, he oversees the Office of the CEO, including Henry Schein Cares, the Company's global corporate social responsibility program, along with the Company's corporate affairs, corporate communications, legal, compliance and regulatory, global human resources, global security, global supply chain, and information technology functions.

I would also like to take this opportunity to note the tragic passing in August 2022 of E. Dianne Rekow, DDS, Ph.D., a member of the Company's Board of Directors since 2014 and a pioneer in the development of digital dentistry. Dianne was an extraordinary board member and an internationally known authority on aesthetic and restorative dentistry whose contributions to our board have been many and impactful, including serving as a member of our Strategic Advisory Committee. We will miss her probing spirit, expertise, and camaraderie.

This has been a momentous year for Henry Schein, and we look forward to an exciting future, driven by the exceptional individuals of Team Schein. Along with the entire Henry Schein Board of Directors, I extend

my sincerest thanks to Team Schein Members for their dedication and hard work. It is because of Team Schein that I remain confident in Henry Schein's future and in our ability to deliver on our commitments to customers, supplier partners, and investors. We look forward to rewarding you yet again for your faith and trust in us.

Sincerely,

Stanley M. Bergman
*Chairman of the Board and Chief Executive Officer*
March 2023

Forward-looking statements made in this report are subject to the risks specified in the Safe Harbor statement in the Company's Form 10-K filing and forward-looking statement language in our press release filed on Form 8-K on February 16, 2023.



*Executive Management: Front row, left to right: Walter Siegel, David Brous, Leigh Benowitz, James P. Breslawski, Stanley M. Bergman, Trinh Clark, Kelly Murphy, Christopher Pendergast. Back row, left to right: René Willi, Andrea Albertini, Brad Connett, Ronald N. South, Mark E. Mlotek, Michael S. Ettinger, Lorelei McGlynn, James Mullins, Michael Racioppi.*

**COMMON STOCK**

Henry Schein Common Stock trades on the Nasdaq® Stock Market under the symbol "HSIC."

**STOCKHOLDER REPORTS AND INVESTOR INQUIRIES**

For stockholder inquiries, including requests for quarterly and annual reports, contact our Investor Relations department at (631) 843-5500, or e-mail your request to investor@henryschein.com. Printed materials can also be requested through the Company's Website.

**FORM 10-K**

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 has been filed with the SEC and is available free of charge through our Internet Website, www.henryschein.com. Stockholders may also obtain a copy of the Form 10-K upon request via email at investor@henryschein.com. In response to such request, the Company will furnish without charge the Form 10-K, including financial statements, financial schedules, and a list of exhibits.

**INDEPENDENT AUDITORS
BDO USA, LLP**

100 Park Avenue, New York, New York 10017

**LEGAL COUNSEL**

Proskauer Rose LLP
Eleven Times Square, New York, New York 10036

**STOCK TRANSFER AGENT**

For address changes, account cancellation, registration changes, and lost stock certificates, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
(212) 509-4000

**EXECUTIVE MANAGEMENT**

| | |
|---|---|
| **Stanley M. Bergman*** | Chairman of the Board and Chief Executive Officer |
| **Andrea Albertini** | Chief Executive Officer, International Distribution Group |
| **Leigh Benowitz** | Senior Vice President, Chief Global Digital Transformation Officer |
| **James P. Breslawski*** | Vice Chairman of the Board and President |
| **David Brous*** | Chief Executive Officer, Strategic Business Group |
| **Trinh Clark** | Senior Vice President, Chief Global Customer Experience Officer |
| **Brad Connett*** | Chief Executive Officer, North America Distribution Group |
| **Michael S. Ettinger*** | Executive Vice President, Chief Operating Officer |
| **Lorelei McGlynn*** | Senior Vice President, Chief Human Resources Officer |
| **Mark E. Mlotek*** | Executive Vice President, Chief Strategic Officer |
| **James Mullins** | Senior Vice President, Global Supply Chain |
| **Kelly Murphy** | Senior Vice President, General Counsel |
| **Christopher Pendergast** | Senior Vice President, Chief Technology Officer |
| **Michael Racioppi** | Senior Vice President, Chief Merchandising Officer |
| **Walter Siegel*** | Senior Vice President, Chief Legal Officer |
| **Ronald N. South*** | Senior Vice President, Chief Financial Officer |
| **René Willi, Ph.D.** | Chief Executive Officer, Global Oral Reconstruction Group |

**BOARD OF DIRECTORS**

| | |
|---|---|
| **Stanley M. Bergman** | Chairman of the Board and Chief Executive Officer |
| **Mohamad Ali** | Chief Executive Officer of IDG, Inc. |
| **James P. Breslawski** | Vice Chairman of the Board and President |
| **Deborah Derby** | Former President, Horizon Group USA, Inc. |
| **Joseph L. Herring** | Former Chief Executive Officer, Covance Inc. |
| **Kurt P. Kuehn** | Former Chief Financial Officer, United Parcel Service, Inc. |
| **Philip A. Laskawy** | Lead Director, Henry Schein, Inc.; and Retired Chairman, Ernst & Young, LLP (now known as EY LLP) |
| **Anne H. Margulies** | Former Vice President and Chief Information Officer, Harvard University |
| **Mark E. Mlotek** | Executive Vice President, Chief Strategic Officer |
| **Steven Paladino** | Former Executive Vice President, Chief Financial Officer, Henry Schein, Inc. |
| **Carol Raphael** | National Advisor, Manatt Health Solutions; and Former President and Chief Executive Officer, Visiting Nurse Service of New York |
| **Scott Serota** | Former President and Chief Executive Officer of Blue Cross Blue Shield Association |
| **Bradley T. Sheares, Ph.D.** | Former Chief Executive Officer, Reliant Pharmaceuticals, Inc.; and Former President of U.S. Human Health, Merck & Co. |
| **Reed V. Tuckson, M.D., FACP** | Managing Director of Tuckson Health Connections, LLC; and Founder, Black Coalition Against COVID-19 |

*Executive Officers



## NON-GAAP DISCLOSURES

The following table sets forth, for the applicable periods, a reconciliation of operating income and net income from continuing operations attributable to Henry Schein, Inc., and diluted earnings per share from continuing operations presented following generally accepted accounting principles in the United States ("GAAP") to these measures adjusted to reflect the effects of restructuring costs, impairment of intangible assets, acquisition intangible amortization and other adjustments.

## USE OF NON-GAAP MEASURES

The information in the table includes financial measures that are not calculated and presented in accordance with GAAP. The table reconciles differences between each of operating income from continuing operations, net income from continuing operations attributable to Henry Schein, Inc., and diluted earnings per share from continuing operations attributable to Henry Schein, Inc., each as presented in accordance with GAAP, and comparable non-GAAP amounts.

We eliminated the effect of the items listed below to assist in evaluating the underlying operational performance of our business, excluding such costs, over the periods presented. Management believes that non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance and allow for greater transparency with respect to key metrics used by management in operating our business. These non-GAAP financial measures are presented solely for informational and comparative purposes and should not be regarded as a replacement for corresponding, similarly captioned, GAAP measures.

## NOTES

(1) During 2022, we recorded restructuring and integration costs of $131 million, pre-tax ($103 million net of tax and noncontrolling interests). During 2021, we recorded restructuring costs of $8 million, pre-tax ($5 million net of tax and noncontrolling interests). During 2020, we recorded restructuring costs of $32 million pre-tax ($24 million net of tax and noncontrolling interests). The effect that these charges had on 2022, 2021, and 2020 earnings per diluted share from continuing operations attributable to Henry Schein, Inc. was ($0.74), ($0.03), and ($0.17), respectively.

(2) During 2021, we recorded a pre-tax charge of $16 million, net of $1 million of noncontrolling interests, related to settlement and litigation costs, net of a tax benefit of $4 million, resulting in a net after-tax charge of $11 million. The effect that this charge had on earnings per diluted share from continuing operations attributed to Henry Schein, Inc. was ($0.08).

(3) During 2022, 2021, and 2020, we recorded impairment charges on certain intangible assets of $34 million, pre-tax ($23 million net of tax and noncontrolling interests), $1 million, pre-tax ($0 million net of tax and noncontrolling interests) and $20 million, pre-tax ($11 million, net of tax and noncontrolling interests), respectively. The effect that these charges had on 2022, 2021, and 2020 earnings per diluted share from continuing operations attributable to Henry Schein, Inc. was ($0.16), ($0.00), and ($0.08), respectively.

(4) During 2021 and 2020, we received contingent proceeds of $10 million and $2 million, respectively from the 2019 sale of Hu-Friedy resulting in the recognition of an additional after-tax gain of $7 million and $2 million respectively. The effect that these transactions had on 2021 and 2020 earnings per diluted share from continuing operations attributable to Henry Schein, Inc. was $0.05 and $0.01, respectively.

(5) During 2022, 2021, and 2020, we recorded amortization expense from acquired intangible assets of $126 million, pre-tax ($78 million net of tax and noncontrolling interests), $123 million, pre-tax ($76 million net of tax and noncontrolling interests) and $102 million, pre-tax ($69 million net of tax and noncontrolling interests), respectively. The effect that these charges had on 2022, 2021, and 2020 earnings per diluted share from continuing operations attributable to Henry Schein, Inc. was ($0.57), ($0.54), and ($0.48), respectively.

| | Year Ended December 31, 2022 | | Year Ended December 26, 2021 | | Year Ended December 28, 2020 | |
|---|---|---|---|---|---|---|
| | (in millions, except per share data) | | | | | |
| Operating income from continuing operations (GAAP) | $ | 747 | $ | 852 | $ | 535 |
| Operating margin from continuing operations (GAAP) | | 5.9% | | 6.9% | | 5.3% |
| **Non-GAAP Adjustments:** | | | | | | |
| Restructuring and integration costs (1) | $ | 131 | $ | 8 | $ | 32 |
| Litigation settlements (2) | $ | -- | $ | 16 | $ | -- |
| Impairment of intangible assets (3) | $ | 34 | $ | 1 | $ | 20 |
| Acquisition intangible amortization (5) | $ | 126 | $ | 123 | $ | 102 |
| Adjusted operating income from continuing operations (Non-GAAP) | $ | 1,038 | $ | 999 | $ | 690 |
| Adjusted operating margin from continuing operations (Non-GAAP) | | 8.2% | | 8.1% | | 6.8% |
| Net income from continuing operations attributable to Henry Schein, Inc. (GAAP) | $ | 538 | $ | 631 | $ | 403 |
| **Adjustments, net of tax and attribution to noncontrolling interests:** | | | | | | |
| Restructuring and integration costs (1) | $ | 103 | $ | 5 | $ | 24 |
| Litigation settlements (2) | $ | -- | $ | 11 | $ | -- |
| Impairment of intangible assets (3) | $ | 23 | $ | -- | $ | 11 |
| Gain on sale of equity investments (4) | $ | -- | $ | (7) | $ | (2) |
| Acquisition intangible amortization (5) | $ | 78 | $ | 76 | $ | 69 |
| Adjusted net income from continuing operations attributable to Henry Schein, Inc. (Non-GAAP) | $ | 741 | $ | 716 | $ | 505 |
| Diluted earnings per share from continuing operations attributable to Henry Schein, Inc. (GAAP) | $ | 3.91 | $ | 4.45 | $ | 2.81 |
| Diluted earnings per share from continuing operations attributable to Henry Schein, Inc. (Non-GAAP) | $ | 5.38 | $ | 5.05 | $ | 3.52 |
| Diluted weighted-average common shares outstanding | | 137,756 | | 141,773 | | 143,404 |

Note: Amounts may not sum due to rounding.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

**Commission file number 0-27078**

# HENRY SCHEIN, INC.
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware** | **11-3136595** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |

**135 Duryea Road**
**Melville, New York**
**(Address of principal executive offices)**
**11747**
**(Zip Code)**

**(631) 843-5500**
**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, par value $.01 per share | HSIC | The Nasdaq Global Select Market |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES: ☒  NO: ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES: ☐  NO: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES: ☒  NO: ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
YES: ☒  NO: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer: ☒       Accelerated filer: ☐       Non-accelerated filer: ☐       Smaller reporting company: ☐
Emerging growth company: ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. YES: ☒  NO: ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES: ☐  NO: ☒

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant, computed by reference to the closing sales price as quoted on the Nasdaq Global Select Market on June 25, 2022, was approximately $10,463,590,000.

As of February 7, 2023, there were 131,283,515 shares of registrant's Common Stock, par value $.01 per share, outstanding.

**Documents Incorporated by Reference:**

Portions of the Registrant's definitive proxy statement to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year (December 31, 2022) are incorporated by reference in Part III hereof.

# TABLE OF CONTENTS

**PART I**

**ITEM 1.  Business**

**General**

Henry Schein, Inc. is a solutions company for health care professionals powered by a network of people and technology.  We believe we are the world's largest provider of health care products and services primarily to office-based dental and medical practitioners, as well as alternate sites of care.  Our philosophy is grounded in our commitment to help customers operate a more efficient and successful business so the practitioner can provide better clinical care.

With more than 90 years of experience distributing health care products, we have built a vast set of small, mid-sized and large customers in the dental and medical markets, serving more than one million customers worldwide across dental practices, laboratories, physician practices, and ambulatory surgery centers, as well as government, institutional health care clinics and other alternate care clinics.

We are headquartered in Melville, New York and employ more than 22,000 people.  Approximately 50% of our workforce is based in the United States and approximately 50% is based outside of the United States.  We have operations or affiliates in 32 countries and territories.  Our broad global footprint has evolved over time through our organic success as well as through contribution from strategic acquisitions.

We offer a comprehensive selection of more than 300,000 branded products and Henry Schein corporate brand products through our distribution centers.  Our infrastructure, including over 3.8 million square feet of space in 29 strategically located distribution and 19 manufacturing facilities around the world, enables us to historically provide rapid and accurate order fulfillment, better serve our customers and increase our operating efficiency.  This infrastructure, together with broad product and service offerings at competitive prices, and a strong commitment to customer service, enables us to be a single source of supply for our customers' needs.

We conduct our business through two reportable segments: (i) health care distribution and (ii) technology and value-added services.  These segments offer different products and services to the same customer base.  Our dental businesses serve office-based dental practitioners, dental laboratories, schools, government and other institutions.  Our medical businesses serve physician offices, urgent care centers, ambulatory care sites, emergency medical technicians, dialysis centers, home health, federal and state governments and large enterprises, such as group practices and integrated delivery networks, among other providers across a wide range of specialties.

The health care distribution reportable segment, combining our global dental and medical businesses, distributes consumable products, small equipment, laboratory products, large equipment, equipment repair services, branded and generic pharmaceuticals, vaccines, surgical products, dental specialty products (including implant, orthodontic and endodontic products), diagnostic tests, infection-control products, personal protective equipment products ("PPE") and vitamins.  While our primary go-to-market strategy is in our capacity as a distributor, we also market and sell under our own corporate brand portfolio of cost-effective, high-quality consumable merchandise products, and manufacture certain dental specialty products in the areas of oral surgery, implants, orthodontics and endodontics.

The technology and value-added services reportable segment provides software, technology and other value-added services to health care practitioners.  Henry Schein One, the largest contributor of sales to this category, offers dental practice management solutions for dental and medical practitioners.  In addition, we offer dentists and physicians a broad suite of electronic health records, patient communication services including electronic marketing and web-site design, analytics and patient demand generation.  Finally, our value-added practice solutions include practice consultancy, education, integrated revenue cycle management and the facilitation of financial service offerings (on a non-recourse basis) to help dentists and physicians operate and expand their business operations. We believe our hands-on consultative approach to provide solutions to support practice decision-making is a key differentiator for our business.

**Recent Developments**

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments" herein for a discussion related to the COVID-19 pandemic and recent corporate transactions.

**Industry**

The global health care distribution industry, as it relates to office-based health care practitioners, is fragmented and diverse. The industry ranges from sole practitioners working out of relatively small offices to mid-sized and large group practices ranging in size from a few practitioners to several hundred practices owned or operated by dental support organizations (DSOs), medical group purchasing organizations (GPOs), hospital systems or integrated delivery networks (IDNs).

Due in part to the limited capacity of office-based health care practitioners to store and manage large quantities of supplies in their offices, the distribution of health care supplies and small equipment to office-based health care practitioners has been characterized by frequent, small quantity orders, and a need for rapid, reliable and substantially complete order fulfillment. The purchasing decisions within an office-based health care practice are typically made by the practitioner, hygienist or office manager. Supplies and small equipment are generally purchased from more than one distributor, with one generally serving as the primary supplier.

The health care distribution industry continues to experience growth due to demand driven by the aging population, increased health care awareness and the importance of preventative care, an increasing understanding of the connection between good oral health and overall health, improved access to care globally, the proliferation of medical technology and testing, new pharmacology treatments and expanded third-party insurance coverage, partially offset by the effects of unemployment on insurance coverage and technological improvements, including the advancement of software and services, prosthetic solutions and telemedicine. In addition, the non-acute market continues to benefit from the shift of procedures and diagnostic testing from acute care settings to alternate-care sites, particularly physicians' offices and ambulatory surgery centers.

We believe that consolidation within the industry will continue to result in a number of distributors, particularly those with limited financial, operating and marketing resources, seeking to combine with larger companies that can provide growth opportunities. This consolidation also may continue to result in distributors seeking to acquire companies that can enhance their current product and service offerings or provide opportunities to serve a broader customer base.

In addition, customer consolidation will likely lead to multiple locations under common management and the movement of more procedures from the hospital setting to the physician or alternate care setting as the health care industry is increasingly focused on efficiency and cost containment. This trend has benefited distributors capable of providing a broad array of products and services at low prices. It also has accelerated the growth of health maintenance organizations ("HMOs"), group practices, other managed care accounts and collective buying groups, which, in addition to their emphasis on obtaining products at competitive prices, tend to favor distributors capable of providing specialized management information support. We believe that the trend towards cost containment has the potential to favorably affect demand for technology solutions, including software, which can enhance the efficiency and facilitation of practice management.

**Competition**

The distribution and manufacture of health care supplies and equipment is highly competitive. Many of the health care products we sell are available to our customers from a number of suppliers. In addition, our competitors could obtain exclusive rights from manufacturers to market particular products. Manufacturers also could seek to sell directly to end-users, and thereby eliminate or reduce our role and that of other distributors. In certain parts of the dental end market, such as those related to dental specialty products, and medical end market manufacturers already sell directly to end customers.

In North America, we compete with other distributors, as well as several manufacturers, of dental and medical products, primarily on the basis of price, breadth of product line, e-commerce capabilities, customer service and value-added products and services.  In the dental market, our primary competitors in the U.S. are the Patterson Dental division of Patterson Companies, Inc. and Benco Dental Supply Company.  In addition, we compete against a number of other distributors that operate on a national, regional and local level.  Our primary competitors in the U.S. medical market, which accounts for the large majority of our global medical sales, are McKesson Corporation and Medline Industries, Inc., which are national distributors.  We also compete with a number of regional and local medical distributors, as well as a number of manufacturers that sell directly to physicians.  With regard to our dental software, we compete against numerous companies, including the Patterson Dental division of Patterson Companies, Inc., Carestream Health, Inc., Carestream Dental LLC, Centaur Software Development Co Pty Ltd. (d.b.a. dental4windows, dental4web), Open Dental Software, Inc., PlanetDDS LLC, Good Methods Global Inc. (d.b.a. CareStack) and Curve Dental, LLC.  In other software end markets, including revenue cycle management, patient relationship management and patient demand generation, we compete with companies such as Vyne Therapeutics Inc., EDI-Health Group, Inc. (d.b.a. Dental X Change, Inc.), Weave Communications, Inc., and Solutionreach, Inc.  The medical practice management and electronic medical records market is fragmented and we compete with numerous companies such as the NextGen division of Quality Systems, Inc., eClinicalWorks, Allscripts Healthcare Solutions, Inc. and Epic Systems Corporation.

Outside of the U.S., we believe we are the only global distributor of supplies and equipment to dental practices and our competitors are primarily local and regional companies.  We also face significant competition internationally, where we compete on the basis of price and customer service against several large competitors, including the GACD Group, Proclinic SA, Lifco AB, Planmeca Oy and Billericay Dental Supply Co. Ltd., as well as a large number of other dental and medical product distributors and manufacturers in international countries and territories we serve.

## Competitive Strengths

We have more than 90 years of experience in distributing products to health care practitioners resulting in strong awareness of the Henry Schein® brand.  Our competitive strengths include:

*A focus on meeting our customers' unique needs*.  We are committed to providing customized solutions to our customers that are driven by our understanding of the end markets we serve and reflect the technology-driven products and services best suited for their practice needs.  We are committed to continuing to enhance these offerings through organic investment in our products and our teams, as well as through the acquisition of new products and services that may help us better serve our customers.

*Direct sales and marketing expertise.*  Our sales and marketing efforts are designed to establish and solidify customer relationships through personal or virtual visits by field sales representatives, frequent direct marketing and telesales contact, emphasizing our broad product lines, including exclusive distribution agreements, competitive prices and ease of order placement, particularly through our e-commerce platforms.  The key elements of our direct sales and marketing efforts are:

- *Field sales consultants.*  Our field sales consultants, including equipment sales specialists, covering major North American, European and other international markets.  These consultants complement our direct marketing and telesales efforts and enable us to better market, service and support the sale of more sophisticated products and equipment.

- *Marketing.*  We market to existing and prospective office-based health care providers through a combination of owned, earned and paid digital channels, tradeshows, as well as through catalogs, flyers, direct mail and other promotional materials.  Our strategies include an emphasis on educational content through webinars and content marketing initiatives.  We continue to enhance our marketing technology to improve our targeting capability and the relevance of messaging and offers.

- *Telesales.*  We support our direct marketing effort with inbound and outbound telesales representatives, who facilitate order processing, generate new sales through direct and frequent contact with customers and stay abreast of market developments and the hundreds of new products, services and technologies introduced each year to educate practice personnel.

- *Electronic commerce solutions.* We provide our customers and sales teams with innovative and competitive e-commerce solutions. We continue to invest in our e-commerce platform to offer enhanced content management so customers can more easily find the products they need and to enable an engaging purchase experience, supported by excellent customer service.

- *Social media.* Our operating entities and employees engage our customers and supplier partners through various social media platforms, which are an important element of our communications and marketing efforts. We continue to expand our social media presence to raise awareness about issues, engage customers beyond a sale and deliver services and solutions to specialized audiences.

*Broad product and service offerings at competitive prices.* We offer a broad range of products and services to our customers, at competitive prices, in the following categories:

- *Consumable supplies and equipment.* We distribute consumable products, small equipment, laboratory products, large equipment, equipment repair services, branded and generic pharmaceuticals, vaccines, dental specialty products, diagnostic tests, infection-control products and vitamins. We offer over 300,000 branded products, through our distribution centers, to our customers. We also market and sell our own corporate brand portfolio of cost-effective, high-quality consumable merchandise products and manufacture certain dental specialty products in the areas of implants, orthodontics and endodontics.

- *Technology and other value-added products and services.* We sell practice management, business analytics, patient engagement and patient demand creation software solutions to our dental customers. Our practice management solutions provide practitioners with electronic medical records, patient treatment history, analytics, billing, accounts receivable analyses and management, appointment calendars, electronic claims processing and word processing programs, network and hardware services, e-commerce and electronic marketing services, sourcing third party patient payment plans, transition services and training and education programs for practitioners. We also sell medical software for practice management, certified electronic health records ("EHR") and e-Prescribe medications and prescription solutions through MicroMD®. We have technical representatives supporting customers using our practice management solutions and services. As of December 31, 2022, we had an active user base of approximately 110,000 practices and 380,000 consumers, including users of AxiUm, Dentally®, Dentrix Ascend®, Dental Vision®, Dentrix® Dental Systems, Dentrix® Enterprise, Easy Dental®, EndoVision®, Evolution® and EXACT®, Gesden®, Jarvis Analytics™, Julie® Software, Oasis, OMSVision®, Orisline®, PBS Endo®, PerioVision®, Power Practice® Px, PowerDent, and Viive® and subscriptions for Demandforce®, Sesame, and Lighthouse360® for dental practices and DentalPlans.com® for dental patients; and MicroMD® for physician practices.

- *Repair services.* We have over 130 equipment sales and service centers worldwide that provide a variety of repair, installation and technical services for our health care customers. Our technicians provide installation and repair services for: dental handpieces, dental and medical small equipment, table-top sterilizers and large dental equipment.

- *Financial services.* We offer our customers solutions in operating their practices more efficiently by providing access to a number of financial services and products provided by third party suppliers (including non-recourse financing for equipment, technology and software products, non-recourse practice financing for leasehold improvements, business debt consolidation and commercial real estate, non-recourse patient financing and credit card processing) at rates that we believe are generally lower than what our customers would be able to secure independently. We also provide staffing services, dental practice valuation and brokerage services.

*Commitment to superior customer service.* We maintain a strong commitment to providing superior customer service. We frequently monitor our customer service through customer surveys, focus groups and statistical reports. Our customer service policy primarily focuses on:

- *Exceptional order fulfillment*. We ship an average of approximately 157,000 cartons daily. Historically, approximately 99% of items have been shipped without back-ordering and were shipped on the same business day the order is received. Due to supply chain disruptions during the year ended December 31, 2022, approximately 96% of items ordered were shipped without back-ordering. As supply chains continue to stabilize, we expect our percentage of items shipped without back-ordering and shipped on the same day to return to historical levels.

- *Comprehensive ordering process*. Customers may place orders 24 hours a day, 7 days a week via e-commerce solutions, telephone, fax, e-mail and mail.

*Integrated management information systems*. Certain of our information systems generally allow for centralized management of key functions, including accounts receivable, inventory, accounts payable, payroll, purchasing, sales, order fulfillment and financial and operational reporting. These systems allow us to manage our growth, deliver superior customer service, properly target customers, manage financial performance and monitor daily operational statistics.

*Cost-effective purchasing*. We believe that cost-effective purchasing is a key element to maintaining and enhancing our position as a competitively priced provider of health care products. We continuously evaluate our purchase requirements and suppliers' offerings and prices in order to obtain products at the lowest possible cost. In 2022, our top 10 health care distribution suppliers and our single largest supplier accounted for approximately 28% and 4%, respectively, of our aggregate purchases.

*Efficient distribution*. We distribute our products from our 29 strategically located distribution centers. We strive to maintain optimal inventory levels in order to satisfy customer demand for prompt delivery and complete order fulfillment. These inventory levels are managed on a daily basis with the aid of our management information systems. Once an order is entered, it is electronically transmitted to the distribution center nearest the customer's location for order fulfillment.

## Products and Services

The following table sets forth the percentage of consolidated net sales by principal categories of products and services offered through our health care distribution and technology and value-added services reportable segments:

| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
|---|---|---|---|
| **Health care distribution:** | | | |
| Dental products [1] | 59.1% | 60.8% | 58.4% |
| Medical products [2] | 35.2 | 34.0 | 35.8 |
| **Total health care distribution** | 94.3 | 94.8 | 94.2 |
| **Technology and value-added services:** | | | |
| Software and related products and other value-added products [3] | 5.7 | 5.2 | 5.1 |
| **Total excluding Corporate TSA net sales** | 100.0 | 100.0 | 99.3 |
| Corporate TSA net sales [4] | - | - | 0.7 |
| **Total** | 100.0 | 100.0 | 100.0 |

(1) Includes infection-control products, handpieces, preventatives, impression materials, composites, anesthetics, teeth, dental implants, gypsum, acrylics, articulators, abrasives, dental chairs, delivery units and lights, X-ray supplies and equipment, PPE products, equipment repair and high-tech and digital restoration equipment.
(2) Includes branded and generic pharmaceuticals, vaccines, surgical products, diagnostic tests, infection-control products, X-ray products, equipment, PPE products and vitamins.
(3) Consists of practice management software and other value-added products, which are distributed primarily to health care providers, and financial services on a non-recourse basis, e-services, continuing education services for practitioners, consulting and other services.
(4) Corporate TSA net sales represents sales of certain products to Covetrus under the transition services agreement entered into in connection with the Animal Health Spin-off, which ended in December 2020. See Note-23 Related Party Transactions for further information.

**Business Strategy**

Our mission is to provide innovative, integrated health care products and services; and to be trusted advisors and consultants to our customers - enabling them to deliver the best quality patient care and enhance their practice management efficiency and profitability.  Our BOLD+1 Strategic Plan consists of the following:

- **Build ("B")** Complementary software, specialty, and services businesses for high growth
- **Operationalize ("O")** One Distribution to deliver exceptional customer experience, increased efficiency, and growth
- **Leverage ("L")** One Schein to broaden and deepen relationships with our customers
- **Drive ("D")** Drive digital transformation for our customers and for Henry Schein
- **+1** Create Value for our stakeholders

To accomplish this, we apply our competitive strengths in executing the following strategies:

- *Increase penetration of our existing customer base.*  We have over 1 million customers worldwide and we intend to increase sales to our existing customer base and enhance our position as their primary supplier. We believe our offering of a broad range of products, services and support, including software solutions that can help drive improved workflow efficiency and patient communications for practices, coupled with our full-service value proposition, helps us to retain and grow our customer base.

- *Increase the number of customers we serve.*  This strategy includes increasing the productivity of our field sales consultants and telesales team, as well as using our customer database to focus our marketing efforts in all of our operating segments.  In the dental business, we provide products and services to independent practices, mid-market groups, and large DSOs as well as community health centers and government sites of care.  Leveraging our broad array of assets and capabilities, we offer solutions to address these new markets.  In the medical business, we have expanded to serve customers located in settings outside of the traditional office, such as urgent care clinics, retail, occupational health and home health settings.  As settings of health care shift, we remain committed to serving these practitioners and providing them with the products and services they need.

- *Leverage our value-added products and services.*  We continue to increase cross-selling efforts for key product lines utilizing a consultative selling process.  In the dental business, we have significant cross-selling opportunities between our dental software users and our dental customers.  In the medical business, we have opportunities to expand our vaccine, injectables and other pharmaceuticals sales to health care practitioners, as well as cross-selling EHR systems and software when we sell our core products.  Our strategy extends to providing health systems, integrated delivery networks and other large group and multi-site health care organizations, including physician clinics, these same value added products and services. As physicians and health systems closely align, we have increased access to opportunities for cross-marketing and selling our product and service portfolios.

- *Pursue strategic acquisitions and joint ventures.*  Our acquisition strategy is focused on investments in companies that add new customers and sales teams, increase our geographic footprint (whether entering a new country, such as emerging markets, or building scale where we have already invested in businesses), and finally, those that enable us to access new products and technologies.

**Markets Served**

Demographic trends indicate that our markets are growing, as an aging U.S. population is increasingly using health care services.  According to the U.S. Census Bureau's International Database, between 2022 and 2032, the 45 and older population is expected to grow by approximately 11%.  Between 2022 and 2042, this age group is expected to grow by approximately 21%.  This compares with expected total U.S. population growth rates of approximately 6% between 2022 and 2032 and approximately 12% between 2022 and 2042.

In the dental industry, there is predicted to be a rise in oral health care expenditures as the 45-and-older segment of the population increases.  There is increasing demand for new technologies that allow dentists to increase productivity, and this is being driven in the U.S. by lower insurance reimbursement rates.  At the same time, there is an expected increase in dental insurance coverage.

In the medical market, there continues to be a migration of procedures from acute-care settings to physicians' offices and home health settings, a trend that we believe provides additional opportunities for us.  There also is the continuing use of vaccines, injectables and other pharmaceuticals in alternate-care settings.  We believe we have established a leading position as a vaccine supplier to the office-based physician practitioner.

We support our dental and medical professionals through the many SKUs that we offer, as well as through important value-added services, including practice management software, electronic claims processing, financial services and continuing education, all designed to help maximize a practitioner's efficiency.

Additionally, we seek to expand our dental full-service model and medical offerings in countries where opportunities exist.  We do this through both direct sales and by partnering with local distribution and manufacturing companies.

For information on revenues and long-lived assets by geographic area, see Note 3 – Segment and Geographic Data of "Notes to Consolidated Financial Statements."

**Seasonality and Other Factors Affecting Our Business and Quarterly Results**

We experience fluctuations in quarterly earnings.  As a result, we may fail to meet or exceed the expectations of securities analysts and investors, which could cause our stock price to decline.

Our business is subject to seasonal and other quarterly fluctuations.  Sales and profitability generally have been higher in the third and fourth quarters due to the timing of sales of seasonal products (including influenza vaccine) purchasing patterns of office-based health care practitioners for certain products (including equipment and software) and year-end promotions.  Sales and profitability may also be impacted by the timing of certain annual and biennial dental tradeshows where equipment promotions are offered.  In addition, some dental practices delay equipment purchases in the U.S. until year-end due to tax incentives.  We expect our historical seasonality of sales to continue in the foreseeable future.

**Governmental Regulations**

We strive to be compliant in all material respects with the applicable laws, regulations and guidance described below, and believe we have effective compliance programs and other controls in place to ensure substantial compliance.  However, compliance is not guaranteed either now or in the future, as certain laws, regulations and guidance may be subject to varying and evolving interpretations that could affect our ability to comply, as well as future changes, additions and enforcement approaches, including political changes.  When we discover situations of non-compliance we seek to remedy them and bring the affected area back into compliance.  President Biden's administration (the "Biden Administration") has indicated that it will be more aggressive in its pursuit of alleged violations of law, and has revoked certain guidance that would have limited governmental use of informal agency guidance to pursue potential violations, and has stated that it is more prepared to pursue individuals for corporate law violations, including an aggressive approach to anti-corruption activities.  Changes to applicable laws, regulations and guidance described below, as well as related administrative or judicial interpretations, may require us to update or revise our operations, services, marketing practices and compliance programs and controls, and may impose additional and unforeseen costs on us, pose new or previously immaterial risks to us, or may otherwise have a material adverse effect on our business.

*Government*

Certain of our businesses involve the distribution, manufacturing, importation, exportation, marketing and sale of, and/or third party payment for, pharmaceuticals and/or medical devices, and in this regard, we are subject to extensive local, state, federal and foreign governmental laws and regulations, including as applicable to our wholesale distribution of pharmaceuticals and medical devices, manufacturing activities, and as part of our specialty home medical supply business that distributes and sells medical equipment and supplies directly to patients.  Federal, state and certain foreign governments have also increased enforcement activity in the health care sector, particularly in areas of fraud and abuse, anti-bribery and corruption, controlled substances handling, medical device regulations and data privacy and security standards.

Government and private insurance programs fund a large portion of the total cost of medical care, and there have been efforts to limit such private and government insurance programs, including efforts, thus far unsuccessful, to seek repeal of the entire United States Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, each enacted in March 2010 (as amended, the "ACA").  In addition, activities to control medical costs, including laws and regulations lowering reimbursement rates for pharmaceuticals, medical devices and/or medical treatments or services, are ongoing.  Many of these laws and regulations are subject to change and their evolving implementation may impact our operations and our financial performance.

Our businesses are generally subject to numerous laws and regulations that could impact our financial performance, and failure to comply with such laws or regulations could have a material adverse effect on our business.

*Operating, Security and Licensure Standards*

Certain of our businesses are subject to local, state and federal governmental laws and regulations relating to the distribution of pharmaceuticals and medical devices and supplies.  Among the United States federal laws applicable to us are the Controlled Substances Act, the Federal Food, Drug, and Cosmetic Act, as amended ("FDC Act"), Section 361 of the Public Health Service Act and Section 401 of the Consolidated Appropriations Act of the Social Security Act, as well as laws regulating the billing of and reimbursement from government programs, such as Medicare and Medicaid, and from commercial payers.  We are also subject to comparable foreign regulations.

The FDC Act, the Controlled Substances Act, their implementing regulations, and similar foreign laws generally regulate the introduction, manufacture, advertising, marketing and promotion, sampling, pricing and reimbursement, labeling, packaging, storage, handling, returning or recalling, reporting, and distribution of, and record keeping for, pharmaceuticals and medical devices shipped in interstate commerce, and states may similarly regulate such activities within the state.  Furthermore, Section 361 of the Public Health Service Act, which provides authority to prevent the introduction, transmission or spread of communicable diseases, serves as the legal basis for the United States Food and Drug Administration's ("FDA") regulation of human cells, tissues and cellular and tissue-based products, also known as "HCT/P products."

The Federal Drug Quality and Security Act of 2013 brought about significant changes with respect to pharmaceutical supply chain requirements.  Title II of this measure, known as the Drug Supply Chain Security Act ("DSCSA"), was first implemented in November 2014 and will be phased in over a period of ten years. DSCSA is intended to build a national electronic, interoperable system by November 27, 2023, that will identify and trace certain prescription drugs as they are distributed in the United States.  The law's track and trace requirements applicable to manufacturers, wholesalers, third-party logistics providers (e.g., trading partners), repackagers and dispensers (e.g., pharmacies) of prescription drugs took effect in January 2015, and continues to be implemented. The DSCSA product tracing requirements replace the former FDA drug pedigree requirements and pre-empt certain state requirements that are inconsistent with, more stringent than, or in addition to, the DSCSA requirements.

The DSCSA also establishes certain requirements for the licensing and operation of prescription drug wholesalers and third-party logistics providers ("3PLs"), and includes the eventual creation of national wholesaler and 3PL licenses in cases where states do not license such entities.  The DSCSA requires that wholesalers and 3PLs distribute drugs in accordance with certain standards regarding the recordkeeping, storage and handling of prescription drugs.  The DSCSA requires wholesalers and 3PLs to submit annual reports to the FDA, which include information regarding each state where the wholesaler or 3PL is licensed, the name and address of each facility and contact information.  According to FDA guidance, states are pre-empted from imposing any licensing requirements that are inconsistent with, less stringent than, directly related to, or covered by the standards established by federal law in this area.  Current state licensing requirements concerning wholesalers will remain in effect until the FDA issues new regulations as directed by the DSCSA.  In addition, with respect to our specialty home medical supply business, we are subject to certain state licensure laws (including state pharmacy laws), and also certain accreditation standards, including to qualify for reimbursement from Medicare and other third-party payers.

The Food and Drug Administration Amendments Act of 2007 and the Food and Drug Administration Safety and Innovation Act of 2012 amended the FDC Act to require the FDA to promulgate regulations to implement a unique device identification ("UDI") system. The UDI rule phased in the implementation of the UDI regulations, generally beginning with the highest-risk devices (i.e., Class III medical devices) and ending with the lowest-risk devices. Most compliance dates were reached as of September 24, 2018, with a final set of requirements for low risk devices being reached on September 24, 2022, which completed the phase in. However, in May 2021, the FDA issued an enforcement policy stating that it does not intend to object to the use of legacy identification numbers on device labels and packages for finished devices manufactured and labeled prior to September 24, 2023. The UDI regulations require "labelers" to include unique device identifiers ("UDIs"), with a content and format prescribed by the FDA and issued under a system operated by an FDA-accredited issuing agency, on the labels and packages of medical devices (including, but not limited to, certain software that qualifies as a medical device under FDA rules), and to directly mark certain devices with UDIs. The UDI regulations also require labelers to submit certain information concerning UDI-labeled devices to the FDA, much of which information is publicly available on an FDA database, the Global Unique Device Identification Database. On July 22, 2022, the FDA posted the final guidance regarding the Global Unique Device Identification Database called Unique Device Identification Policy Regarding Compliance Dates for Class I and Unclassified Devices, Direct Marketing, and Global Unique Device Identification Database Requirements for Certain Devices. The UDI regulations and subsequent FDA guidance regarding the UDI requirements provide for certain exceptions, alternatives and time extensions. For example, the UDI regulations include a general exception for Class I devices exempt from the Quality System Regulation (other than record-keeping requirements and complaint files). Regulated labelers include entities such as device manufacturers, repackagers, reprocessors and relabelers that cause a device's label to be applied or modified, with the intent that the device will be commercially distributed without any subsequent replacement or modification of the label and include certain of our businesses.

Under the Controlled Substances Act, as a distributor of controlled substances, we are required to obtain and renew annually registrations for our facilities from the United States Drug Enforcement Administration ("DEA") permitting us to handle controlled substances. We are also subject to other statutory and regulatory requirements relating to the storage, sale, marketing, handling, reporting, record-keeping and distribution of such drugs, in accordance with the Controlled Substances Act and its implementing regulations, and these requirements have been subject to heightened enforcement activity in recent times. We are subject to inspection by the DEA. Certain of our businesses are also required to register for permits and/or licenses with, and comply with operating and security standards of, the DEA, the FDA, the United States Department of Health and Human Services ("HHS"), and various state boards of pharmacy, state health departments and/or comparable state agencies as well as comparable foreign agencies, and certain accrediting bodies, depending on the type of operations and location of product distribution, manufacturing or sale. These businesses include those that distribute, manufacture, relabel, and/or repackage prescription pharmaceuticals and/or medical devices and/or HCT/P products, or own pharmacy operations, or install, maintain or repair equipment.

In addition, Section 301 of the National Organ Transplant Act, and a number of comparable state laws, impose civil and/or criminal penalties for the transfer of certain human tissue (for example, human bone products) for valuable consideration, while generally permitting payments for the reasonable costs incurred in procuring, processing, storing and distributing that tissue. We are also subject to foreign government regulation of such products. The DEA, the FDA and state regulatory authorities have broad inspection and enforcement powers, including the ability to suspend or limit the distribution of products by our distribution centers, seize or order the recall of products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations. Foreign regulations subject us to similar foreign enforcement powers.

*EU Regulation of Medicinal and Dental Products*

European Union ("EU") member states regulate their own healthcare systems, as does EU law. The latter regulates certain matters, most notably medicinal products and medical devices. Medicinal products are defined, broadly, as substances or combinations of substances having certain functionalities and may not include medical devices. EU "regulations" apply in all member states, whereas "directives" are implemented by the individual laws of member states.

On medicines for humans, we are regulated under Directive No. 2001/83/EC of 6 November 2001, as amended by Directive 2003/63/EC of 25 June 2003, and EU Regulation (EC) No. 726/2004 of 31 March 2004. These rules provide for the authorization of products, and regulate their manufacture, importation, marketing and distribution. It implements requirements which may be implemented without warning, as well as a national pharmacovigilance system under which marketing authorizations may be withdrawn, and includes potential sanctions for breaches of the rules, and on other bases such as harmfulness or lack of efficacy.

EU Regulation No. 1223/2009 of 30 November 2009 *on cosmetic products* requires that cosmetic products (which includes dental products) be safe for human health when used under normal or reasonably foreseeable conditions of use and comply with certain obligations which apply to manufacturer, importer and distributor. It includes market surveillance, and non-compliance may result in the recall or withdrawal of products, along with other sanctions.

In the EU, the EU Medical Device Regulation No. 2017/745 of 5 April 2017 ("EU MDR") covers a wide scope of our activities, from dental material to X-ray machines, and certain software. It was meant to become applicable three years after publication (i.e., May 26, 2020). However, on April 23, 2020, to allow European Economic Area ("EEA") national authorities, notified bodies, manufacturers and other actors to focus fully on urgent priorities related to the COVID-19 pandemic, the European Council and Parliament adopted Regulation 2020/561, postponing the date of application of the EU MDR by one year (to May 26, 2021).

The EU MDR significantly modifies and intensifies the regulatory compliance requirements for the medical device industry as a whole. Among other things, the EU MDR:

- strengthens the rules on placing devices on the market and reinforces surveillance once they are available;
- establishes explicit provisions on manufacturers' responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
- improves the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;
- sets up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU;
- strengthens rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market; and
- identifies importers and distributors and medical device products through registration in a database (EUDAMED, which is not fully functional for the time being and might not be so before the end of 2024 at the earliest; therefore, the use of this database is only possible through a voluntary basis and, by a way of consequence, is currently not mandatory).

In particular, the EU MDR imposes strict requirements for the confirmation that a product meets the regulatory requirements, including regarding a product's clinical evaluation and a company's quality systems, and for the distribution, marketing and sale of medical devices, including post-market surveillance. Medical devices that have been assessed and/or certified under the Directive No. 93/42/EEC of 14 June 1993 *concerning medical devices* ("EU Medical Device Directive") may for the moment continue to be placed on the market until 2024 (or until the expiry of their certificates, if applicable and earlier). However, on January 6, 2023, the EU Commission submitted a proposed amendment to extend the MDR transitional periods until December 31, 2027 for higher risk devices and December 31, 2028, for other medical devices to ensure continued access to medical devices for patients and to allow medical devices already placed on the market in accordance with the current legal framework to remain on the market. We continue to monitor developments and whether the proposed amendment and new deadlines will be approved by the European Parliament and Council. Nevertheless, EU MDR requirements regarding the distribution, marketing and sale including quality systems and post-market surveillance have to be observed by manufacturers, importers and distributors as of the application date (i.e., since May 26, 2021).

Other EU regulations that may apply under appropriate circumstances include EU Regulation No. 1907/2006 of 18 December 2006 *concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals*, which requires importers to register substances or mixtures that they import in the EU beyond certain quantities, and the EU Regulation No. 1272/2008 of 16 December 2008 on classification, labelling and packaging of substances and mixtures, which sets various obligations with respect to the labelling and packaging of concerned substances and mixtures.

Furthermore, compliance with legal requirements has required and may in the future require us to delay product release, sale or distribution, or institute voluntary recalls of, or other corrective action with respect to products we sell, each of which could result in regulatory and enforcement actions, financial losses and potential reputational harm. Our customers are also subject to significant federal, state, local and foreign governmental regulation, which may affect our interactions with customers, including the design and functionality of our products.

Certain of our businesses are subject to various additional federal, state, local and foreign laws and regulations, including with respect to the sale, transportation, storage, handling and disposal of hazardous or potentially hazardous substances, and safe working conditions. In addition, certain of our businesses must operate in compliance with a variety of burdensome and complex billing and record-keeping requirements in order to substantiate claims for payment under federal, state and commercial healthcare reimbursement programs. One of these businesses was suspended in October 2021 by CMS from receiving payments from Medicare, although it was permitted to continue to perform and bill for Medicare services. On September 30, 2022, CMS terminated the suspension of Medicare payments. As a result of the termination of the suspension, we recognized $4 million of previously deferred revenue during the year ended December 31, 2022.

Certain of our businesses also maintain contracts with governmental agencies and are subject to certain regulatory requirements specific to government contractors.

*Antitrust and Consumer Protection*

The federal government of the United States, most U.S. states and many foreign countries have antitrust laws that prohibit certain types of conduct deemed to be anti-competitive, as well as consumer protection laws that seek to protect consumers from improper business practices. At the U.S. federal level, the Federal Trade Commission oversees enforcement of these types of laws, and states have similar government agencies. Violations of antitrust or consumer protection laws may result in various sanctions, including criminal and civil penalties. Private plaintiffs may also bring civil lawsuits against us in the United States for alleged antitrust law violations, including claims for treble damages. EU law also regulates competition and provides for detailed rules protecting consumers. The Biden Administration has indicated increased antitrust enforcement and has been more aggressive in enforcement activities, including investigation and challenging non-compete restrictions and other restrictive contractual terms that it believes harm workers and competition.

*Health Care Fraud*

Certain of our businesses are subject to federal and state (and similar foreign) health care fraud and abuse, referral and reimbursement laws and regulations with respect to their operations. Some of these laws, referred to as "false claims laws," prohibit the submission or causing the submission of false or fraudulent claims for reimbursement to federal, state and other health care payers and programs. Other laws, referred to as "anti-kickback laws," prohibit soliciting, offering, receiving or paying remuneration in order to induce the referral of a patient or ordering, purchasing, leasing or arranging for, or recommending, ordering, purchasing or leasing of, items or services that are paid for by federal, state and other health care payers and programs. Certain additional state and federal laws, such as the federal Physician Self-Referral Law, commonly known as the "Stark Law," prohibit physicians and other health professionals from referring a patient to an entity with which the physician (or family member) has a financial relationship, for the furnishing of certain designated health services (for example, durable medical equipment and medical supplies), unless an exception applies. Violations of Anti-Kickback Statutes or the Stark Law may be enforced as violations of the federal False Claims Act.

The fraud and abuse laws and regulations have been subject to heightened enforcement activity over the past few years, and significant enforcement activity has been the result of "relators" who serve as whistleblowers by filing complaints in the name of the United States (and if applicable, particular states) under applicable false claims laws, and who may receive up to 30% of total government recoveries. Penalties under fraud and abuse laws may be severe, including treble damages and substantial civil penalties under the federal False Claims Act, as well as potential loss of licenses and the ability to participate in federal and state health care programs, criminal penalties, or imposition of a corporate integrity agreement or corporate compliance monitor which could have a material adverse effect on our business. Also, these measures may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses. Even unsuccessful challenges by regulatory authorities or private relators could result in reputational harm and the incurring of substantial costs. Most states have adopted similar state false claims laws, and these state laws have their own penalties, which may be in addition to federal False Claims Act penalties, as well as other fraud and abuse laws.

With respect to measures of this type, the United States government (among others) has expressed concerns about financial relationships between suppliers on the one hand and physicians, dentists and other healthcare professionals on the other. As a result, we regularly review and revise our marketing practices as necessary to facilitate compliance.

We also are subject to certain United States and foreign laws and regulations concerning the conduct of our foreign operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, German anti-corruption laws and other anti-bribery laws and laws pertaining to the accuracy of our internal books and records, which have been the focus of increasing enforcement activity globally in recent years.

While we believe that we are substantially compliant with applicable fraud and abuse laws and regulations, and have adequate compliance programs and controls in place to ensure substantial compliance, we cannot predict whether changes in applicable law, or interpretation of laws, or changes in our services or marketing practices in response to changes in applicable law or interpretation of laws, or failure to comply with applicable law, could have a material adverse effect on our business.

*Affordable Care Act and Other Insurance Reform*

The ACA increased federal oversight of private health insurance plans and included a number of provisions designed to reduce Medicare expenditures and the cost of health care generally, to reduce fraud and abuse, and to provide access to increased health coverage. The ACA also materially expanded the number of individuals in the United States with health insurance.

The ACA has faced frequent legal challenges, including litigation seeking to invalidate and Congressional action seeking to repeal some of or all of the law or the manner in which it has been implemented. In 2012, the United States Supreme Court, in upholding the constitutionality of the ACA and its individual mandate provision requiring that people buy health insurance or else face a penalty, simultaneously limited ACA provisions requiring Medicaid expansion, making such expansion a state-by-state decision. In addition, one of the major political parties in the United States remains committed to seeking the ACA's legislative repeal, but legislative efforts to do so have previously failed to pass both chambers of Congress. Under President Trump's administration, a number of administrative actions were taken to materially weaken the ACA, including, without limitation, by permitting the use of less robust plans with lower coverage and eliminating "premium support" for insurers providing policies under the ACA. The Tax Cuts and Jobs Act enacted in 2017, which contains a broad range of tax reform provisions that impact the individual and corporate tax rates, international tax provisions, income tax add-back provisions and deductions, also effectively repealed the ACA's individual mandate by zeroing out the penalty for non-compliance. In the most recent ACA litigation, the federal Fifth Circuit Court of Appeals found the individual mandate to be unconstitutional, and returned the case to the District Court for the Northern District of Texas for consideration of whether the remainder of the ACA could survive the excision of the individual mandate. The Fifth Circuit's decision was appealed to the United States Supreme Court. The Supreme Court issued a decision on June 17, 2021. Without reaching the merits of the case, the Supreme Court held that the plaintiffs in the case did not have standing to challenge the ACA. Any outcomes of future cases that change the ACA, in addition to future legislation, regulation, guidance and/or Executive Orders that do the same, could have a significant impact on the U.S. healthcare industry. For instance, the American Rescue Plan Act of 2021 enhanced premium tax credits, which has resulted in an expansion of the number of people covered under the ACA. These changes are time-limited, with some enhancements in place for 2021 only and others available through the end of 2022.

An ACA provision, generally referred to as the Physician Payment Sunshine Act or Open Payments Program (the "Sunshine Act"), imposes annual reporting and disclosure requirements for drug and device manufacturers and distributors with regard to payments or other transfers of value made to certain covered recipients (including physicians, dentists, teaching hospitals, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse midwives), and for such manufacturers and distributors and for group purchasing organizations, with regard to certain ownership interests held by covered recipients in the reporting entity. The Centers for Medicare and Medicaid Services ("CMS") publishes information from these reports on a publicly available website, including amounts transferred and physician, dentist, teaching hospital, and non-physician practitioner identities. The Sunshine Act pre-empts similar state reporting laws, although we or our subsidiaries may be required to report under certain state transparency laws that address circumstances not covered by the Sunshine Act, and some of these state laws, as well as the federal law, can be unclear. We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers.

In the United States, government actions to seek to increase health-related price transparency may also affect our business. For example, hospitals are currently required to publish online a list of their standard charges for all items and services, including discounted cash prices and payer-specific and de-identified negotiated charges, in a publicly accessible online file. Hospitals are also required to publish a consumer-friendly list of standard charges for certain "shoppable" services (i.e., services that can be scheduled by a patient in advance) and associated ancillary services or, alternatively, maintain an online price estimator tool. CMS may impose civil monetary penalties for noncompliance with these price transparency requirements. Additionally, the No Surprises Act ("NSA"), generally effective January 1, 2022, imposes additional price transparency requirements. The NSA is intended to reduce the number of "out-of-network" patients. This will result in fewer out-of-network payments to physicians and other providers, which may cause financial stress to those providers who are dependent on higher out-of-network fees.

Another notable Medicare health care reform initiative, the Medicare Access and CHIP Reauthorization Act of 2015 ("MACRA"), enacted on April 16, 2015, established a new payment framework, which modified certain Medicare payments to "eligible clinicians," including physicians, dentists and other practitioners. Under MACRA, certain eligible clinicians are required to participate in Medicare through the Merit-Based Incentive Payment System ("MIPS") or Advanced Alternative Payment Models, through which Medicare reimbursement to eligible clinicians includes both positive and negative payment adjustments that take into account quality, promoting interoperability, cost and improvement activities. Data collected in the first MIPS performance year (2017) determined payment adjustments that began January 1, 2019. MACRA standards and payment levels continue to evolve, and reflect a fundamental change in physician reimbursement that is expected to provide substantial financial incentives for physicians to participate in risk contracts, and to increase physician information technology and reporting obligations. The implications of the implementation of MACRA are uncertain and will depend on future regulatory activity and physician activity in the marketplace. New state-level payment and delivery system reform programs, including those modeled after such federal programs, are also increasingly being rolled out through Medicaid administrators, as well as through the private sector, which may further alter the marketplace and impact our business.

Recently, in addition to other government efforts to control health care costs, there has been increased scrutiny on drug pricing and concurrent efforts to control or reduce drug costs by Congress, the President, executive branch agencies and various states. At the state level, several states have adopted laws that require drug manufacturers to provide advance notice of certain price increases and to report information relating to those price increases, while others have taken legislative or administrative action to establish prescription drug affordability boards or multi-payer purchasing pools to reduce the cost of prescription drugs. At the federal level, several related bills have been introduced and regulations proposed which, if enacted or finalized, respectively, would impact drug pricing and related costs.

As a result of political, economic and regulatory influences, the health care distribution industry in the United States is under intense scrutiny and subject to fundamental changes. We cannot predict what further reform proposals, if any, will be adopted, when they may be adopted, or what impact they may have on us.

*EU Directive on the pricing and reimbursement of medicinal products*

EU law provides for the regulation of the pricing of medicinal products which are implemented by EU member states (Directive No. 89/105/EC of 21 December 1988 *relating to the transparency of measures regulating the pricing of medicinal products for human use and their inclusion in the scope of national health insurance systems*). Member states may, subject notably to transparency conditions and to the statement of reasons based upon objective and verifiable criteria, regulate the price charged (or its increases) for authorized medicines and their level of reimbursement, or they may freeze prices, place controls on the profitability of persons responsible for placing medicinal products on the market, and include or exclude the medicine on the list of products covered by national health insurance systems.

EU law does not expressly include provisions like those of the Sunshine Act in the United States, but a growing number of EU member states (such as France in 2011 and Italy in 2022) have enacted laws to increase the transparency of relationships in the healthcare sector. The scope of these laws varies from one member state to another and may, for example, include the relations between healthcare industry players and physicians or their associations, students preparing for medical professions or their associations, teachers, health establishments or publishers of prescription and dispensing assistance software.

*Regulated Software; Electronic Health Records*

The FDA has become increasingly active in addressing the regulation of computer software and digital health products intended for use in health care settings. The 21st Century Cures Act (the "Cures Act"), signed into law on December 13, 2016, among other things, amended the medical device definition to exclude certain software from FDA regulation, including clinical decision support software that meets certain criteria. On September 27, 2019, the FDA issued a suite of guidance documents on digital health products, which incorporated applicable Cures Act standards, including regarding the types of clinical decision support tools and other software that are exempt from regulation by the FDA as medical devices, and continues to issue new guidance in this area. Certain of our businesses involve the development and sale of software and related products to support physician and dental practice management, and it is possible that the FDA or foreign government authorities could determine that one or more of our products is a medical device, which could subject us or one or more of our businesses to substantial additional requirements with respect to these products.

In addition, our businesses that involve physician and dental practice management products, and our specialty home medical supply business, include electronic information technology systems that store and process personal health, clinical, financial and other sensitive information of individuals. These information technology systems may be vulnerable to breakdown, wrongful intrusions, data breaches and malicious attack, which could require us to expend significant resources to eliminate these problems and address related security concerns and could involve claims against us by private parties and/or governmental agencies. For example, we are directly or indirectly subject to numerous and evolving federal, state, local and foreign laws and regulations that protect the privacy and security of personal information, such as the federal Health Insurance Portability and Accountability Act of 1996, as amended, and implementing regulations ("HIPAA"), the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Telephone Consumer Protection Act of 1991, Section 5 of the Federal Trade Commission Act, the California Privacy Act ("CCPA"), and the California Privacy Rights Act ("CPRA") that became effective on January 1, 2023. Additionally, Virginia, Colorado, Connecticut and Utah recently passed comprehensive privacy legislation, and several privacy bills have been proposed both at the federal and state level that may result in additional legal requirements that impact our business. Laws and regulations relating to privacy and data protection are continually evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. Our businesses' failure to comply with these laws and regulations could expose us to breach of contract claims, substantial fines, penalties and other liabilities and expenses, costs for remediation and harm to our reputation. Also, evolving laws and regulations in this area could restrict the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products to reflect these legal requirements, which could have a material adverse effect on our operations.

Also, the European Parliament and the Council of the EU adopted the pan-European General Data Protection Regulation ("GDPR"), effective from May 25, 2018, which increased privacy rights for individuals ("Data Subjects"), including individuals who are our customers, suppliers and employees. The GDPR extended the scope of responsibilities for data controllers and data processors, and generally imposes increased requirements and potential penalties on companies, such as us, that are either established in the EU and process personal data of Data Subjects (regardless the Data Subject location), or that are not established in the EU but that offer goods or services to Data Subjects in the EU or monitor their behavior in the EU. Noncompliance can result in penalties of up to the greater of EUR 20 million, or 4% of global company revenues (sanction that may be public), and Data Subjects may seek damages.  Member states may individually impose additional requirements and penalties regarding certain limited matters (for which the GDPR let some room of flexibility), such as employee personal data.  With respect to the personal data it protects, the GDPR requires, among other things, controller accountability, consents from Data Subjects or another acceptable legal basis to process the personal data, notification within 72 hours of a personal data breach where required, data integrity and security, and fairness and transparency regarding the storage, use or other processing of the personal data.  The GDPR also provides rights to Data Subjects relating notably to information, access, rectification, erasure of the personal data and the right to object to the processing.

On August 20, 2021, China promulgated the PRC Personal Information Protection Law ("PIPL"), which took effect on November 1, 2021.  The PIPL imposes specific rules for processing personal information and it also specifies that the law shall also apply to personal information activities carried out outside China but for the purpose of providing products or services to PRC citizens.  Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, as well as reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations.  The PIPL carries maximum penalties of CNY50 million or 5% of the annual revenue of entities that process personal data.

In the United States, the CCPA, which increases the privacy protections afforded California residents, became effective January 1, 2020.  The CCPA generally requires companies, such as us, to institute additional protections regarding the collection, use and disclosure of certain personal information of California residents.  Compliance with the obligations imposed by the CCPA depends in part on how particular regulators interpret and apply them.  Regulations were released in August of 2020, but there remains some uncertainty about how the CCPA will be interpreted by the courts and enforced by the regulators.  If we fail to comply with the CCPA or if regulators assert that we have failed to comply with the CCPA, we may be subject to certain fines or other penalties and litigation, any of which may negatively impact our reputation, require us to expend significant resources, and harm our business.  Furthermore, California voters approved the CPRA on November 3, 2020, which amends and expands the CCPA, including by providing consumers with additional rights with respect to their personal information, and creating a new state agency, the California Privacy Protection Agency, to enforce the CCPA and the CPRA.  The CPRA came into effect on January 1, 2023, applying to information collected by businesses on or after January 1, 2022.

Other states, as well as the federal government, have increasingly considered the adoption of similarly expansive personal privacy laws, backed by significant civil penalties for non-compliance.  Virginia and Colorado were both successful in passing privacy legislation in 2021, becoming effective on January 1, 2023 and July 1, 2023, respectively.  In 2022, privacy legislation passed in Connecticut, effective July 1, 2023, and Utah, effective December 31, 2023.  While we believe we have substantially compliant programs and controls in place to comply with the GDPR, CCPA, PIPL, CPRA and state law requirements, our compliance with data privacy and cybersecurity laws is likely to impose additional costs on us, and we cannot predict whether the interpretations of the requirements, or changes in our practices in response to new requirements or interpretations of the requirements, could have a material adverse effect on our business.

We also sell products and services that health care providers, such as physicians and dentists, use to store and manage patient medical or dental records.  These customers, and we, are subject to laws, regulations and industry standards, such as HIPAA and the Payment Card Industry Data Security Standards, which require the protection of the privacy and security of those records, and our products may also be used as part of these customers' comprehensive data security programs, including in connection with their efforts to comply with applicable privacy and security laws.  Perceived or actual security vulnerabilities in our products or services, or the perceived or actual failure by us or our customers who use our products or services to comply with applicable legal or contractual data privacy and security requirements, may not only cause us significant reputational harm, but may also lead to claims against us by our customers and/or governmental agencies and involve substantial fines, penalties and other liabilities and expenses and costs for remediation.

Various federal initiatives involve the adoption and use by health care providers of certain electronic health care records systems and processes.  The initiatives include, among others, programs that incentivize physicians and dentists, through MIPS, to use EHR technology in accordance with certain evolving requirements, including regarding quality, promoting interoperability, cost and improvement activities.  Qualification for the MIPS incentive payments requires the use of EHRs that are certified as having certain capabilities designated in evolving standards adopted by CMS and the Office of the National Coordinator for Health Information Technology of HHS ("ONC"). Certain of our businesses involve the manufacture and sale of such certified EHR systems and other products linked to government supported incentive programs. In order to maintain certification of our EHR products, we must satisfy these changing governmental standards. If any of our EHR systems do not meet these standards, yet have been relied upon by health care providers to receive federal incentive payments, we may be exposed to risk, such as under federal health care fraud and abuse laws, including the False Claims Act.

Moreover, in order to satisfy our customers, and comply with evolving legal requirements, our products may need to incorporate increasingly complex functionality, such as with respect to reporting and information blocking. Although we believe we are positioned to accomplish this, the effort may involve increased costs, and our failure to implement product modifications, or otherwise satisfy applicable standards, could have a material adverse effect on our business.

Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specific electronic transactions, such as transactions involving claims submissions to third party payers. Failure to abide by these and other electronic health data transmission standards could expose us to breach of contract claims, substantial fines, penalties, and other liabilities and expenses, costs for remediation and harm to our reputation.

Additionally, as electronic medical devices are increasingly connected to each other and to other technology, the ability of these connected systems to safely and effectively exchange and use exchanged information becomes increasingly important. As a medical device manufacturer, we must manage risks including those associated with an electronic interface that is incorporated into a medical device.

There may be additional legislative or regulatory initiatives in the future impacting health care.

*E-Commerce*

Electronic commerce solutions have become an integral part of traditional health care supply and distribution relationships. Our distribution business is characterized by rapid technological developments and intense competition. The continuing advancement of online commerce requires us to cost-effectively adapt to changing technologies, to enhance existing services and to develop and introduce a variety of new services to address the changing demands of consumers and our customers on a timely basis, particularly in response to competitive offerings.

Through our proprietary, technologically-based suite of products, we offer customers a variety of competitive alternatives. We believe that our tradition of reliable service, our name recognition and large customer base built on solid customer relationships, position us well to participate in this significant aspect of the distribution business. We continue to explore ways and means to improve and expand our online presence and capabilities, including our online commerce offerings and our use of various social media outlets.

*International Transactions*

United States and foreign import and export laws and regulations require us to abide by certain standards relating to the importation and exportation of products. We also are subject to certain laws and regulations concerning the conduct of our foreign operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, German anti-corruption laws and other anti-bribery laws and laws pertaining to the accuracy of our internal books and records, as well as other types of foreign requirements similar to those imposed in the United States.

While we believe that we are substantially compliant with the foregoing laws and regulations promulgated thereunder and possess all material permits and licenses required for the conduct of our business, there can be no assurance that laws and regulations that impact our business or laws and regulations as they apply to our customers' practices will not have a material adverse effect on our business.

See "Item 1A. Risk Factors." for a discussion of additional burdens, risks and regulatory developments that may affect our results of operations and financial condition.

**Proprietary Rights**

We hold trademarks relating to the "Henry Schein®" name and logo, as well as certain other trademarks. We intend to protect our trademarks to the fullest extent practicable.

**Employees and Human Capital**

*Environment, Social and Governance*

Henry Schein has remained steadfastly committed over our nine-decade history to the core philosophy that our purpose-driven mission of "doing good" for our stakeholders is inextricably linked to our Company "doing well" in business through our stakeholder engagement model "our Mosaic of Success". We balance the needs of our five key stakeholders – Team Schein Members (TSMs), our Customers, our Suppliers, our Stockholders, and Society – to continue to drive our sustainability and ESG efforts to foster a healthier planet and healthier people. Overseen by the Nominating and Governance Committee of our Board of Directors with the Compensation Committee also playing a role in ESG matters related to human capital engagement and executive compensation, key 2022 sustainability and ESG highlights included:

- With the backdrop of the ongoing COVID-19 pandemic and the humanitarian crises in Ukraine and other regions, we continued our efforts to drive an overall culture of wellness and engagement for our TSMs as we navigated a new hybrid work environment and ensure supply chain resiliency to support our customers and our communities. Henry Schein was named Chair of the Private Sector Roundtable on Global Health Security, and continued its work across sectors to support the creation of market intelligence platforms that enable the appropriate sharing of real-time supply chain data, including through the WHO's Pandemic Supply Chain Network and various national efforts, including the U.S. Supply Chain Control Tower.

- (i) Publishing our annual Corporate Social Responsibility and Sustainability Report according to the Global Reporting Initiative and Sustainability Accounting Standards Board reporting standards and issuing our first Taskforce for Climate-related Financial Disclosures report; (ii) committing to announcing our carbon reduction goal by the end of 2023; (iii) continued initiatives and programs to advance health equity efforts to promote access to care for underserved and underrepresented communities, investing in diversity for greater health equity in partnership with health care professionals, and increasing awareness of health equity needs globally; (iv) announced the top line findings of our pay equity analysis across the U.S., which reviews compensation across gender and ethnic groups; (v) expanding our Diversity and Inclusion ("D&I") learning journey, such as by educating global directors and vice presidents on more advanced topics of D&I including privilege and equity, as well as offering education to all global TSMs below director level on the importance of D&I; and (vi) continuing to drive a culture of wellness for our TSMs by fostering an environment where they can feel engaged, included and psychologically safe.

At Henry Schein, our employees are our greatest asset. We employ more than 22,000 people, approximately 50% of our workforce is based in the United States and approximately 50% is based outside of the United States. Approximately 12% of our employees are subject to collective bargaining agreements. We believe that our relations with our employees are excellent.

We refer to our employees as Team Schein Members, or "TSMs." Our TSMs are the cornerstone of the Company. We have a strong values-based culture that cultivates a meaningful employee experience that is centered around people. We know our business success is built on the engagement and commitment of our team, which is dedicated to meeting the needs of their fellow TSMs, our customers, supplier partners, stockholders and society. As part of this commitment, our highlights in 2022 included:

- *Nurturing a connected community for a happier, more engaged, collaborative work environment.* We continue to adapt to the new way of working for our TSMs by listening to their needs. With TSMs working remotely, hybrid and in-person, our goal is to continue to create a collaborative community where every TSM feels connected to our culture. Through various virtual and in-person programming from our Employee Resource Groups, Wellness Committee and Team Schein Engagement team, we continue to bring TSMs together in a meaningful way through virtual education sessions and networking events. To help create a sense of connection and belonging amongst the team, we launched "TSM Experience Panels," which feature TSMs who share their authentic experiences and offer advice and best practices on specific topics. We offer a variety of opportunities to volunteer for team-building and engaging in their local communities in which they live and work such as through the We Care Global Challenge, Back to School, and Holiday Cheer. In addition, they can "help health happen" by participating in key programs and initiatives (e.g., Gives Kids A Smile, Healthy Lifestyles, Healthy Communities and Release the Pressure) that partner with industry associations, customers, and suppliers to support access to quality health care for underserved and underrepresented communities. We continue to evaluate the engagement of our team through various listening mechanisms including roundtables, hosted by our CEO and Executive Management Committee ("EMC"), and various surveys, including The Pulse, our global culture survey that evaluates TSM engagement globally with results reviewed by senior leaders, reported to the Board of Directors ("BOD"). Throughout 2022, we held 10 solutions-focused roundtables hosted by our EMC members with over 100 TSMs to dive in deeper and influence our strategy on programs and processes designed to further enhance our culture.

- *Driving a culture of wellness for our team members and society.* In 2020, we launched a Mental Wellness Committee with a mission to drive a culture of wellness and empower every TSM to be their best self, mentally, emotionally and physically. The Committee provides resources, guidance and support, and works across our businesses to establish enhanced workplace norms to help improve and safeguard our TSMs' wellness. We actively engage leadership, including our CEO, EMC, BOD and TSMs alike in conversations around the importance of wellness in the workplace. In 2022, we rolled-out an EMC video series that focused on being more intentional in the way we work across our business. These new workplace norms focused on meeting and technology etiquette, successful calendaring, establishing and communicating reasonable expectations and prioritization, the importance of taking and respecting time off, and the importance of making time for social connection. In addition to expanding education on key mental health topics in partnership with our employee assistance vendor, we also rolled-out manager-specific education to provide tips on how to identify signs of burnout and have conversations around wellness with their teams. With the rise of suicide rates around the world, the Wellness Committee held seminars for the team on suicide prevention and hosted in-person community walks that resulted in donations to local suicide prevention organizations globally.

- *Being committed to enhancing our D&I initiatives.* We believe a diverse workforce fosters innovation and cultivates an environment filled with unique perspectives. As a result, D&I helps us meet the needs of customers around the world and provide our TSMs an inclusive environment where they feel they belong. We measure our success in D&I through, among other things, our global culture survey, where results in 2021 showed D&I is our top strength out of 14 focus areas. To guide our efforts and education related to D&I, our Diversity and Inclusion Council, with engagement from our BOD and EMC, drives the Company's overall D&I strategy. To deepen our commitment to D&I across the Company, Global Directors and Vice Presidents each have a goal tied to their compensation to champion D&I and attend education. We continue to expand our D&I learning journey, educating global Directors and Vice Presidents on key D&I topics including leading inclusively, bias and equity. We also continue to educate our global TSMs on the importance of D&I. Additionally, we promote engagement by utilizing our Employee Resource Groups ("ERGs"), which we continue to expand, as an inclusive and diverse vehicle for all TSMs to share, connect, learn and develop both personally and professionally. Each of our ERGs has a sponsor from our Executive Management Committee and our BOD and our CEO engages directly in many of our ERG programs. While inclusion continues to remain a top priority, we also understand the importance of ensuring our internal team reflects the diversity of our customers and society. In addition to our current gender parity by 2030 goal, we announced a new goal in 2022 with an enhanced focus on increasing the diversity of all underrepresented groups in senior leadership levels through our talent planning, compensation and recruitment processes, in alignment with our corporate strategic planning objectives to achieve concrete results.  We continue to disclose additional diversity data, with frequent reporting to the EMC and BOD.  In 2022, we published our United States Equal Employment Opportunity Commission ("EEOC") EEO-1 data for the U.S. for the first time.  We continue to enhance our recruiting strategy by developing and investing in strategic hires who complement our D&I mission.  We believe that these efforts will serve as a critical steppingstone as we continue to strengthen our D&I initiatives in an effort to meet the evolving needs of our customers, supplier partners, TSMs, stockholders and society.

- *Understanding that growth, recognition and purpose are key pillars to TSM fulfillment.*  Personal and professional development of our TSMs is important to us.  As such, we invest in our employees by providing both formal and informal learning opportunities that are focused on growing and enhancing knowledge, skills and abilities.  TSMs globally are offered a broad suite of professional development training programs targeted to specific learning opportunities based on their current and potential future role within the Company.  We also offer over 50 organizational and development training courses designed to aid in the overall development and advancement of skills and competencies to enable organizational success.  Executive education, mentorship and coaching programs also form an important part of our development and career support initiatives.  Additionally, we continued to see an increase in participation in our Organizational Development initiatives in 2022 with our TSMs reporting a high utilization of skills learned.  Talent planning efforts are also an integral part of our commitment to ensure a strong diverse leadership pipeline across the organization.  Through a formal global process, we strategically identify and develop talent through targeted development opportunities and intentional succession plans.  We continuously identify potential management successors as part of our succession planning process.  Information derived from talent planning efforts informs curriculum design and content to help focus on the right capabilities and help ensure alignment of career development efforts with the future needs of the organization.  Our BOD is provided with periodic updates regarding our talent and succession planning efforts and participates in professional development activities with our TSMs.  We know recognition and purpose are also key pillars to TSM engagement, so we continue to find ways to recognize our TSMs through our annual performance review process, and various recognition opportunities including our Teddy Philson Team Schein Award, which highlights TSMs who exemplify our Team Schein Values.  In addition, we continue to focus on ensuring every TSM understands the importance in the role they play within the organization, how they contribute to a larger purpose of creating a healthier world, as well as continue to provide opportunities for TSMs to engage in meaningful ways that connect back to their own personal purpose, such as helping the community through CSR activities.

## Available Information

We make available free of charge through our Internet website, www.henryschein.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, statements of beneficial ownership of securities on Forms 3, 4 and 5 and amendments to these reports and statements filed or furnished pursuant to Section 13(a) and Section 16 of the Securities Exchange Act of 1934 as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the United States Securities and Exchange Commission, or SEC.  Our principal executive offices are located at 135 Duryea Road, Melville, New York 11747, and our telephone number is (631) 843-5500.  Unless the context specifically requires otherwise, the terms the "Company," "Henry Schein," "we," "us" and "our" mean Henry Schein, Inc., a Delaware corporation, and its consolidated subsidiaries.

## Information about our Executive Officers

The following table sets forth certain information regarding our executive officers:

| Name | Age | Position |
|------|-----|----------|
| Stanley M. Bergman | 73 | Chairman, Chief Executive Officer, Director |
| James P. Breslawski | 69 | Vice Chairman, President, Director |
| David Brous | 54 | Chief Executive Officer, Strategic Business Group |
| Brad Connett | 64 | Chief Executive Officer, North America Distribution Group |
| Michael S. Ettinger | 61 | Executive Vice President and Chief Operating Officer |
| Lorelei McGlynn | 59 | Senior Vice President, Chief Human Resources Officer |
| Mark E. Mlotek | 67 | Executive Vice President, Chief Strategic Officer, Director |
| Ronald N. South | 61 | Senior Vice President, Chief Financial Officer |
| Walter Siegel | 63 | Senior Vice President and Chief Legal Officer |

**Stanley M. Bergman** has been our Chairman and Chief Executive Officer since 1989 and a director since 1982. Mr. Bergman held the position of President from 1989 to 2005. Mr. Bergman held the position of Executive Vice President from 1985 to 1989 and Vice President of Finance and Administration from 1980 to 1985.

**James P. Breslawski** has been our Vice Chairman since 2018, President since 2005 and a director since 1992. Mr. Breslawski was the Chief Executive Officer of our Henry Schein Global Dental Group from 2005 to 2018. Mr. Breslawski held the position of Executive Vice President and President of U.S. Dental from 1990 to 2005, with primary responsibility for the North American Dental Group. Between 1980 and 1990, Mr. Breslawski held various positions with us, including Chief Financial Officer, Vice President of Finance and Administration and Corporate Controller.

**David Brous** has been our Chief Executive Officer, Strategic Business Group since 2021. Mr. Brous joined us in 2002 and has held many positions within the organization, including President, Strategic Business Units Group and Asia Pacific & Brazil Dental, leading and managing the Corporate Business Development Group and the International Healthcare Group (managing our International Animal Health business, International Medical business and Australia / New Zealand Dental business).

**Brad Connett** has been our Chief Executive Officer, North American Distribution Group since 2021. Previously Mr. Connett was the President of our U.S. Medical Group from 2018 to 2021. Mr. Connett joined us in 1997 and has held a number of roles of increasing responsibility at the Company. Throughout his career, he has received numerous industry honors, including the John F. Sasen Leadership Award from the Health Industry Distributors Association (HIDA), in recognition of his service to the industry, and induction into the Medical Distribution Hall of Fame by Repertoire Magazine.

**Michael S. Ettinger** has been our Executive Vice President and Chief Operating Officer since July 2022. Prior to his current position, Mr. Ettinger served as Senior Vice President, Corporate & Legal Affairs, Chief of Staff and Secretary from 2015 to July 2022, Senior Vice President, Corporate & Legal Affairs and Secretary from 2013 to 2015, Corporate Senior Vice President, General Counsel & Secretary from 2006 to 2013, Vice President, General Counsel and Secretary from 2000 to 2006, Vice President and Associate General Counsel from 1998 to 2000 and Associate General Counsel from 1994 to 1998. Before joining us, Mr. Ettinger served as a senior associate with Bower & Gardner and as a member of the Tax Department at Arthur Andersen.

**Lorelei McGlynn** has been our Senior Vice President, Chief Human Resources Officer since 2013. Since joining us in 1999, Ms. McGlynn has served as Vice President, Global Human Resources and Financial Operations from 2008 to 2013, Chief Financial Officer, International Group and Vice President of Global Financial Operations from 2002 to 2008 and Vice President, Finance, North America from 1999 to 2002. Prior to joining us, Ms. McGlynn served as Assistant Vice President of Finance at Adecco Corporation.

**Mark E. Mlotek** has been our Executive Vice President and Chief Strategic Officer since 2012. Mr. Mlotek was Senior Vice President and subsequently Executive Vice President of the Corporate Business Development Group between 2000 and 2012. Prior to that, Mr. Mlotek was Vice President, General Counsel and Secretary from 1994 to 1999 and became a director in 1995. Prior to joining us, Mr. Mlotek was a partner in the law firm of Proskauer Rose LLP, counsel to us, specializing in mergers and acquisitions, corporate reorganizations and tax law from 1989 to 1994.

**Ronald N. South** has been our Senior Vice President and Chief Financial Officer (and principal financial officer and principal accounting officer) since April 2022. Prior to holding his current position, Mr. South was our Corporate Finance and Chief Accounting Officer from 2013 until April 2022. Prior to joining us in 2008 as our Vice President, Corporate Finance, Mr. South held leadership roles at Bristol-Myers Squibb, where he served as Vice President, Finance, for the Cardiovascular and Metabolic business lines, as well as Vice President, Controller, for its U.S. Pharmaceutical Division, and Vice President, Corporate General Auditor. Prior to Bristol-Myers Squibb, he served as North American Director of Corporate Audit at PepsiCo, and held several roles of increasing responsibility with PricewaterhouseCoopers LLP, where he advised clients located in the United States, Europe, and Latin America. Mr. South is a certified public accountant.

**Walter Siegel** has been our Senior Vice President and Chief Legal Officer since 2021. Previously, Mr. Siegel was our Senior Vice President and General Counsel from 2013 until 2021. Prior to joining us, Mr. Siegel was employed with Standard Microsystems Corporation, a publicly traded global semiconductor company from 2005 to 2012, holding positions of increasing responsibility, most recently as Senior Vice President, General Counsel and Secretary.

**Other Executive Management**

The following table sets forth certain information regarding other Executive Management:

| Name | Age | Position |
| --- | --- | --- |
| Andrea Albertini | 52 | Chief Executive Officer, International Distribution Group |
| Leigh Benowitz | 55 | Senior Vice President and Chief Global Digital Transformation Officer |
| Trinh Clark | 49 | Senior Vice President and Chief Global Customer Experience Officer |
| James Mullins | 58 | Senior Vice President, Global Supply Chain |
| Kelly Murphy | 42 | Senior Vice President and General Counsel |
| Christopher Pendergast | 60 | Senior Vice President and Chief Technology Officer |
| Michael Racioppi | 68 | Senior Vice President, Chief Merchandising Officer |
| René Willi, Ph.D. | 55 | Chief Executive Officer, Global Oral Reconstruction Group |

**Andrea Albertini** has been Chief Executive Officer, International Distribution Group since 2023. Mr. Albertini joined us in 2013 and has held several positions within the organization including President, International Distribution Group, President of our EMEA Dental Distribution Group, and Vice-President of International Dental Equipment. Prior to joining Henry Schein, Mr. Albertini held leadership positions at Cefla Dental Group and Castellini.

**Leigh Benowitz** has been our Senior Vice President and Chief Global Digital Transformation Officer since August 2022. Ms. Benowitz joined us in 2017 and has held several key positions including Vice President Digital & Customer Experience and Global eCommerce Platform Digital Transformation Officer. Prior to joining Henry Schein, Ms. Benowitz held various positions with increasing responsibilities at Citi.

**Trinh Clark** has been our Senior Vice President and Chief Global Customer Experience Officer since August 2022. Ms. Clark joined us in 2007 and has served as Vice President, Technology Enablement, North American Distribution Group. Prior to joining Henry Schein, Ms. Clark held various positions of increasing responsibilities at eSurg.

**James Mullins** has been our Senior Vice President of Global Supply Chain since 2018.  Mr. Mullins joined us in 1988 and has held a number of key positions with increasing responsibility, including Global Chief Customer Service Officer.

**Kelly Murphy** has been our Senior Vice President and General Counsel since 2021.  Since joining us in 2011, Ms. Murphy has held several key positions of increasing responsibility within the legal function, most recently serving as Deputy General Counsel.

**Christopher Pendergast** has been our Senior Vice President and Chief Technology Officer since 2018.  Prior to joining us, Mr. Pendergast was the employed by VSP Global from 2008 to 2018, most recently as the Chief Technology Officer and Chief Information Officer.  Prior to VSP Global, Mr. Pendergast served in roles of increasing responsibility at Natural Organics, Inc., from 2006 to 2008, IdeaSphere Inc./Twinlab Corporation from 2000 to 2006, IBM Corporation from 1987 to 1994 and 1998 to 2000 and Rohm and Haas from 1994 to 1998.

**Michael Racioppi** has been our Senior Vice President, Chief Merchandising Officer since 2008.  Prior to holding his current position, Mr. Racioppi was President of the Medical Division from 2000 to 2008 and Interim President from 1999 to 2000, and Corporate Vice President from 1994 to 2008, with primary responsibility for the Medical Group, Marketing and Merchandising departments.  Mr. Racioppi served as Senior Director, Corporate Merchandising from 1992 to 1994.  Before joining us in 1992, Mr. Racioppi was employed by Ketchum Distributors, Inc. as the Vice President of Purchasing and Marketing.  He currently serves on the board of National Distribution and Contracting and previously served on the board of Health Distribution Management Association and Health Industry Distributors Association (HIDA).

**René Willi, Ph.D.** has been our Chief Executive Officer, Global Oral Reconstruction Group since 2021.  Previously, Dr. Willi was the President of our Global Dental Surgical Group.  Prior to joining Henry Schein, Dr. Willi held senior level roles with Institut Straumann AG as Executive Vice President, Surgical Business Unit from 2005 to 2013.  Prior to Straumann, he held roles of increasing responsibility in Medtronic Plc's cardiovascular division from 2003 to 2005 and with McKinsey & Company as a management consultant from 2000 to 2003.

**ITEM 1A. Risk Factors**

Our business operations could be affected by factors that are not presently known to us or that we currently consider not to be material to our operations, so you should not consider the risks disclosed in this section to necessarily represent a complete statement of all risks and uncertainties. The Company believes that the following risks could have a material adverse impact on our business, reputation, financial results, financial condition and/or the trading price of our common stock. The order in which these factors appear does not necessarily reflect their relative importance or priority.

**COMPANY RISKS**

***Our business, results of operations, cash flows, financial condition and liquidity may be negatively impacted by the effects of disease outbreaks, epidemics, pandemics, or similar wide-spread public health concerns and other natural disasters. The COVID-19 pandemic and the responses of governments to it had, and may again have, a material adverse effect on our business, results of operations and cash flows and may result in a material adverse effect on our financial condition and liquidity.***

Our business, results of operations, cash flows, financial condition and liquidity may be negatively impacted by the effects of disease outbreaks, epidemics, pandemics, similar wide-spread public health concerns and other natural disasters. The COVID-19 pandemic has had, and continues to have, an unprecedented impact on society, worldwide economic activity, and the health care sector (particularly, the dental market). As a global healthcare solutions company, the COVID-19 pandemic and the governmental responses to it had, and may again have, a material adverse effect on our business, results of operations and cash flows and may result in a material adverse effect on our financial condition and liquidity. Even after the COVID-19 pandemic has begun to subside, we may again experience material adverse impacts to our business, results of operations and cash flows as a result of, among other things, its global economic impact, including any recession that may occur in the future, or a prolonged period of economic slowdown or the reluctance of patients to return for elective dental or medical care. The impacts and potential impacts from the COVID-19 pandemic include, but are not limited to:

• *Significant volatility in supply, demand and selling prices for personal protective equipment (PPE), COVID-19 tests and other COVID-19 related products.* Available supply, customer demand and selling prices for PPE, COVID-19 tests and other COVID-19 related products fluctuated in fiscal 2022 and we expect such volatility to continue for the duration of the COVID-19 pandemic. This has resulted in inventory reserves, fluctuating margins and increased revenue related to such products. The volatility in sales of COVID-19 test kits has moderated, albeit at a significantly lower level of sales compared with 2021, resulting in us recording an inventory obsolescence reserve of $17 million for COVID-19 test kits during the year ended December 31, 2022 and we expect further declines in sales volumes. Our estimates for supply, demand and selling prices are inherently uncertain and if supply, demand, selling prices or other market dynamics significantly fluctuate in the future beyond our current assumptions, additional inventory reserves may be required, margins may be reduced and/or revenue may decline for such products, each which could materially adversely impact our business, results of operations and cash flows. Additionally, governmental policies designed to reduce the transmission of COVID-19 and variants thereof could once again lead to the closure of dental offices or deferral of elective procedures and wellness exams by medical and dental patients. Such previous closures and restrictions impacted our customers' spending with us and had, and if reinstated may again have, a material adverse effect on our business, results of operations and cash flows. Although we believe that most practices currently are able to access adequate supply, we still may be unable to supply our customers with the specific brand and/or quantity of certain PPE products, COVID-19 tests and other COVID-19 related products they demand, which may lead to our customers seeking alternative sources of supply. Healthcare professionals' inability to obtain a sufficient quantity and/or brand of certain PPE, COVID-19 tests and other COVID-19 related products would adversely impact our business, results of operations and cash flows, and could materially adversely affect our financial condition and liquidity;

• *Reduction in Peoples' Ability and Willingness to be in Public.* Restrictions recommended by several public health organizations, and implemented, from time to time, by federal, state and local governments, to slow and limit the transmission of COVID-19 and variants thereof has caused and may in the future cause some people to be less willing to go to elective medical and dental appointments, which could again materially adversely affect demand for our products. A lengthened period of materially suppressed demand could again cause material adverse impacts on our business, results of operations and cash flows and could materially adversely affect our financial condition and liquidity;

• *Negative impact on our workforce and impact of adapted business practices.* The spread of COVID-19 and variants thereof caused us to modify our business practices (including employee travel, employee work locations, and physical participation in meetings, events and conferences), and we may take further actions as may be required by government authorities or our customers or that we determine are in the best interests of our employees. As the COVID-19 pandemic continues to unfold, we continue to evaluate appropriate actions for our business. At the onset of the COVID-19 pandemic, many of our office-based workers shifted abruptly to working remotely. As the COVID-19 pandemic has evolved, we have modified our work arrangements to implement more flexible working arrangements for our office-based workers, including permanent work from home, hybrid and office-based arrangements. Implementing these modified business practices to include remote work arrangements could have a negative impact on employee morale, strain our business continuity plans, introduce operational risk (including but not limited to cybersecurity risks), and impair our ability to efficiently operate our business;

• *Significant changes in political conditions.* Significant changes in political conditions in markets in which we purchase and distribute our products have occurred and are expected to continue at least during the pendency of the pandemic, including quarantines, governmental or regulatory actions, closures or other restrictions that limit or close our operating facilities, restrict our employees' ability to travel or perform necessary business functions, or otherwise constrain the operations of our business partners, suppliers or customers, which may materially adversely affect our business, results of operations, cash flows, financial condition and liquidity;

• *Volatility in the financial markets.* Volatility in the financial markets may materially adversely affect the availability and cost of credit to us;

The impact of the COVID-19 pandemic may also exacerbate other risks discussed below, any of which could have a material adverse effect on us.

***We are dependent upon third parties for the manufacture and supply of a significant volume of our products.***

We obtain a significant volume of the products we distribute from third parties, with whom we generally do not have long-term contracts. While there is typically more than one source of supply, some key suppliers, in the aggregate, supply a significant portion of the products we sell. In 2022, our top 10 health care distribution suppliers and our single largest supplier accounted for approximately 28% and 4%, respectively, of our aggregate purchases. Because of our dependence upon such suppliers, our operations are subject to the suppliers' ability and willingness to supply products in the quantities that we require, and the risks include delays caused by interruption in production based on conditions outside of our control, including a supplier's failure to comply with applicable government requirements (which may result in product recalls and/or cessation of sales) or an interruption in the suppliers' manufacturing capabilities. In the event of any such interruption in supply, we would need to identify and obtain acceptable replacement sources on a timely basis. There is no guarantee that we would be able to obtain such alternative sources of supply on a timely basis, if at all, and an extended interruption in supply, particularly of a high sales volume product, could result in a significant disruption in our sales and operations, as well as damage to our relationships with customers and our reputation. In addition, certain of our suppliers have had their ability to service certain markets restricted or negatively impacted because of allegations of forced labor in their supply chain. Forced labor legislation affecting the supply chain has increased around the world, and the United States recently passed the Uyghur Forced Labor Prevention Act. Our supply chain could be materially disrupted if our suppliers fail to comply with, or are unable to satisfy our demand for products, as a result of applicable forced labor legislation and regulations.

***Our future growth (especially for our technology and value-added services segment) is dependent upon our ability to develop or acquire and maintain and protect new products and technologies that achieve market acceptance with acceptable margins.***

Our future success depends on our ability to timely develop (or obtain the right to sell) competitive and innovative (particularly for our technology and value-added services segment) products and services and to market them quickly and cost-effectively. Our ability to anticipate customer needs and emerging trends and develop or acquire new products, services and technologies at competitive prices requires significant resources, including employees with the requisite skills, experience and expertise, particularly in our technology segment, including dental practice management, patient engagement and demand creation software solutions. The failure to successfully address these challenges could materially disrupt our sales and operations. Additionally, our software and e-services products, like software products generally, may contain undetected errors or bugs when introduced or as new versions are released. Any such defective software may result in increased expenses related to the software and could adversely affect our relationships with customers as well as our reputation. With respect to certain software and e-services that we develop, we rely primarily upon copyright, trademark and trade secret laws, as well as contractual and common law protections and confidentiality obligations. We cannot provide assurance that such legal protections will be available, adequate or enforceable in a timely manner to protect our software or e-services products.

***Risks inherent in acquisitions, dispositions and joint ventures could offset the anticipated benefits.***

One of our business strategies has been to expand our domestic and international markets in part through acquisitions and joint ventures and we expect to continue to make acquisitions and enter into joint ventures in the future. Such transactions require significant management attention, may place significant demands on our operations, information systems, legal, regulatory, compliance-functions and financial resources, and there is risk that one or more may not succeed. We cannot be sure, for example, that we will achieve the benefits of revenue growth that we expect from these acquisitions or joint ventures or that we will avoid unforeseen additional costs, taxes or expenses. Our ability to successfully implement our acquisition and joint venture strategy depends upon, among other things, the following:

- the availability of suitable acquisition or joint venture candidates at acceptable prices;
- our ability to consummate such transactions, which could potentially be prohibited due to U.S. or foreign antitrust regulations;
- the liquidity of our investments and the availability of financing on acceptable terms;
- our ability to retain customers or product lines of the acquired businesses or joint ventures;
- our ability to retain, recruit and incentivize the management of the companies we acquire; and
- our ability to successfully integrate these companies' operations, services, products and personnel with our culture, management policies, legal, regulatory and compliance policies, cybersecurity systems and policies, internal procedures, working capital management, financial and operational controls and strategies.

Furthermore, some of our acquisitions and future acquisitions may give rise to an obligation to make contingent payments or to satisfy certain repurchase obligations, which payments could have material adverse impacts on our financial results individually or in the aggregate.

Additionally, when we decide to sell assets or a business, we may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of our strategic objectives. Alternatively, we may dispose of assets or a business at a price or on terms that are less than we had anticipated. Dispositions may also involve continued financial involvement in a divested business, such as through transition service agreements, indemnities or other current or contingent financial obligations. Under these arrangements, performance by the acquired or divested business, or other conditions outside our control, could affect our future financial results.

***Certain provisions in our governing documents and other documents to which we are a party may discourage third parties from seeking to acquire us that might otherwise result in our stockholders receiving a premium over the market price of their shares.***

The provisions of our certificate of incorporation and by-laws may make it more difficult for a third-party to acquire us, may discourage acquisition bids and may impact the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions, among other things require (i) the affirmative vote of the holders of at least 60% of the shares of common stock entitled to vote to approve a merger, consolidation, or a sale, lease, transfer or exchange of all or substantially all of our assets; and (ii) the affirmative vote of the holders of at least 66 2/3% of our common stock entitled to vote to (a) remove a director; and (b) to amend or repeal our by-laws, with certain limited exceptions. In addition, certain of our employee incentive plans provide for accelerated vesting of stock options and other awards upon termination without cause within two years following a change in control, or grant the plan committee discretion to accelerate awards upon a change of control. Further, certain agreements between us and our executive officers provide for increased severance payments and certain benefits if those executive officers are terminated without cause by us or if they terminate for good reason, in each case within two years following a change in control or within ninety days prior to the effective date of the change in control or after the first public announcement of the pendency of the change in control.

***Adverse changes in supplier rebates or other purchasing incentives could negatively affect our business.***

The terms on which we purchase or sell products from many suppliers may entitle us to receive a rebate or other purchasing incentive based on the attainment of certain growth goals. Suppliers may reduce or eliminate rebates or incentives offered under their programs, or increase the growth goals or other conditions we must meet to earn rebates or incentives to levels that we cannot achieve. Increased competition either from generic or equivalent branded products could result in us failing to earn rebates or incentives that are conditioned upon achievement of growth goals. Additionally, factors outside of our control, such as customer preferences, consolidation of suppliers or supply issues, can have a material impact on our ability to achieve the growth goals established by our suppliers, which may reduce the amount of rebates or incentives we receive. The occurrence of any of these events could have an adverse impact on our business, financial condition or operating results.

***Sales of corporate brand products entail additional risks, including the risk that such sales could adversely affect our relationships with suppliers.***

We offer certain corporate brand products that are available exclusively from us. The sale of such products subjects us to the risks generally encountered by entities that source, market and sell corporate brand products, including but not limited to potential product liability risks, mandatory or voluntary product recalls, potential supply chain and distribution chain disruptions, and potential intellectual property infringement risks. Any failure to adequately address some or all of these risks could have an adverse effect on our business, financial condition or operating results.

In addition, an increase in the sales of our corporate brand products may negatively affect our sales of products owned by our suppliers which, consequently, could adversely impact certain of our supplier relationships. Our ability to locate qualified, economically stable suppliers who satisfy our requirements, and to acquire sufficient products in a timely and effective manner, is critical to ensuring, among other things, that customer confidence is not diminished. Any failure to develop sourcing relationships with a broad and deep supplier base could have an adverse effect on our business, financial condition or operating results.

## INDUSTRY RISKS

***The health care products distribution industry is highly competitive (including, without limitation, competition from third-party online commerce sites) and consolidating, and we may not be able to compete successfully.***

We compete with numerous companies, including several major manufacturers and distributors. Some of our competitors have greater financial and other resources than we do, which could allow them to compete more successfully. Most of our products are available from several sources and our customers tend to have relationships with several distributors. Competitors could obtain exclusive rights to market particular products, which we would then be unable to market. Manufacturers also could increase their efforts to sell directly to end-users and thereby eliminate or reduce our role in distribution. Industry consolidation among health care product distributors and manufacturers, price competition, product unavailability, whether due to our inability to gain access to products or to interruptions in manufacturing supply, or the emergence of new competitors, also could increase competition.

Consolidation has also increased among manufacturers of health care products, which could have a material adverse effect on our margins and product availability. We could be subject to charges and financial losses in the event we fail to satisfy minimum purchase commitments contained in some of our contracts. Additionally, traditional health care supply and distribution relationships are being challenged by electronic online commerce solutions. The continued advancement of online commerce by third parties will require us to cost-effectively adapt to changing technologies, to enhance existing services and to differentiate our business (including with additional value-added services) to address changing demands of consumers and our customers on a timely basis. The emergence of such potential competition and our inability to anticipate and effectively respond to changes on a timely basis could have a material adverse effect on our business.

***The repeal or judicial prohibition on implementation of the Affordable Care Act could materially adversely affect our business.***

The ACA greatly expanded health insurance coverage in the United States and has been the target of litigation and Congressional reform efforts since its adoption. The U.S. Supreme Court, in upholding the constitutionality of the ACA and its individual mandate provision in 2012, simultaneously limited ACA provisions requiring Medicaid expansion, making such expansion a state-by-state decision. In 2017, the U.S. Congress effectively repealed the ACA's individual mandate provision by eliminating the financial penalty for non-compliance. In the most recent ACA litigation, a federal appeals court found the individual mandate to be unconstitutional, and returned the case to a lower federal court for consideration of whether the remainder of the ACA could survive the excision of the individual mandate. This decision was appealed to the U.S. Supreme Court, and the Supreme Court issued a decision on June 17, 2021. Without reaching the merits of the case, the Supreme Court held that the plaintiffs in the case did not have standing to challenge the ACA. Any outcome of future cases that change the ACA, in addition to future legislation, regulation, guidance and/or Executive Orders that do the same, could have a significant impact on the U.S. healthcare industry. For instance, the American Rescue Plan Act of 2021 enhanced premium tax credits, which has resulted in an expansion of the number of people covered under the ACA. These changes are time-limited, with some enhancements in place for 2021 only and others available through the end of 2022.

***The health care industry is experiencing changes due to political, economic and regulatory influences that could materially adversely affect our business.***

The health care industry is highly regulated and subject to changing political, economic and regulatory influences. In recent years, the health care industry has undergone, and is in the process of undergoing, significant changes driven by various efforts to reduce costs, including, among other factors: trends toward managed care; collective purchasing arrangements and consolidation among office-based health care practitioners; and changes in reimbursements to customers, including increased attention to value-based payment arrangements, as well as growing enforcement activities (and related monetary recoveries) by governmental officials. Both our profitability and the profitability of our customers may be materially adversely affected by laws and regulations reducing reimbursement rates for pharmaceuticals, medical supplies and devices, and/or medical treatments or services, or changes to the methodology by which reimbursement levels are determined. If we are unable to react effectively to these and other changes in the health care industry, our business could be materially adversely affected.

***Expansion of group purchasing organizations ("GPO"), dental support organizations ("DSO") or provider networks and the multi-tiered costing structure may place us at a competitive disadvantage.***

The health care products industry is subject to a multi-tiered costing structure, which can vary by manufacturer and/or product. Under this structure, certain institutions can obtain more favorable prices for health care products than we are able to obtain. The multi-tiered costing structure continues to expand as many large integrated health care providers and others with significant purchasing power, such as GPOs and DSOs, demand more favorable pricing terms. Additionally, the formation of provider networks, GPOs and DSOs may shift purchasing decisions to entities or persons with whom we do not have a historical relationship and may threaten our ability to compete effectively, which could in turn negatively impact our financial results. Although we are seeking to obtain similar terms from manufacturers to access lower prices demanded by GPO and DSO contracts or other contracts, and to develop relationships with existing and emerging provider networks, GPOs and DSOs, we cannot guarantee that such terms will be obtained or contracts executed.

***Increases in shipping costs or service issues with our third-party shippers could harm our business.***

Our ability to meet our customers' expedited delivery expectations is an integral component of our business strategy for which our customers rely.  Shipping is a significant expense in the operation of our business.  We ship almost all of our orders through third-party delivery services, and typically bear the cost of shipment.  Accordingly, any significant increase in shipping rates could have a material adverse effect on our business, financial condition or operating results.  While we have recently experienced increases in the cost of shipping, we do not expect these additional expenses to be material to our results.  However, it is possible that such costs could be material in the future.  Similarly, strikes or other service interruptions by those shippers, including at transportation centers or shipping ports, could cause our operating expenses to rise and materially adversely affect our ability to deliver products on a timely basis.

## MACRO ECONOMIC AND POLITICAL RISKS

***Uncertain global and domestic macro-economic and political conditions could materially adversely affect our results of operations and financial condition.***

Uncertain global and domestic macro-economic and political conditions that affect the economy and the economic outlook of the United States, Europe, Asia and other parts of the world could materially adversely affect our results of operations and financial condition.  These uncertainties, include, among other things:

- election results;
- changes to laws and policies governing foreign trade (including, without limitation, the United States-Mexico-Canada Agreement (USMCA), the EU-UK Trade and Cooperation Agreement of December 2020 (that went into effect in 2021) and other international trade agreements);
- greater restrictions on imports and exports;
- supply chain disruptions;
- changes in laws and policies governing health care or data privacy;
- tariffs and sanctions;
- changes to the relationship between the United States and China;
- sovereign debt levels;
- the inability of political institutions to effectively resolve actual or perceived economic, currency or budgetary crises or issues;
- consumer confidence;
- unemployment levels (and a corresponding increase in the uninsured and underinsured population);
- changes in regulatory and tax regulations;
- interest rate fluctuations, and strengthening of the dollar, which have and will continue to impact our results of operations;
- availability of capital;
- increases in fuel and energy costs;
- the effect of inflation on our ability to procure products and our ability to increase prices over time and pass through to our customers price increases we may receive;
- changes in tax rates and the availability of certain tax deductions;
- increases in labor costs;
- increases in health care costs;
- our aspirations, goals and disclosures related to environmental, social and governance (ESG) matters;
- the threat or outbreak of war, terrorism or public unrest (including, without limitation, the war in Ukraine and the possibility of a wider European or global conflict); and
- changes in laws and policies governing manufacturing, development and investment in territories and countries where we do business.

Additionally, changes in government, government debt and/or budget crises may lead to reductions in government spending in certain countries, which could reduce overall health care spending, and/or higher income or corporate taxes, which could depress spending overall. Recessionary or inflationary conditions and depressed levels of consumer and commercial spending may also cause customers to reduce, modify, delay or cancel plans to purchase our products and may cause suppliers to reduce their output or change their terms of sale. We have experienced inflationary pressures, including higher freight costs and interest expense. Although inflation impacts both our revenues and costs, the depth and breadth of our product portfolio often allows us to offer lower-cost national brand solutions or corporate brand alternatives to our more price-sensitive customers who are unable to absorb price increases, thus positioning us to protect our gross profit. The strengthening of the dollar, likewise, has impacted our revenues and costs, but neither inflation nor exchange rates have materially impacted our results of operations in fiscal year 2022. We generally sell products to customers with payment terms. If customers' cash flow or operating and financial performance deteriorate, or if they are unable to make scheduled payments or obtain credit, they may not be able to, or may delay, payment to us. Likewise, for similar reasons suppliers may restrict credit or impose different payment terms.

## REGULATORY AND LITIGATION RISKS

### *Failure to comply with existing and future regulatory requirements could materially adversely affect our business.*

We strive to be compliant with the applicable laws, regulations and guidance described below in all material respects, and believe we have effective compliance programs and other controls in place to ensure substantial compliance. However, compliance is not guaranteed either now or in the future as certain laws, regulations and guidance may be subject to varying and evolving interpretations that could affect our ability to comply, as well as, future changes, additions and enforcement approaches, including in light of political changes. When we discover situations of non-compliance we seek to remedy them and bring the affected area back into compliance. The Biden Administration has indicated that it will be more aggressive in its pursuing alleged violations of law, and it has revoked certain guidance that would have limited governmental use of informal agency guidance to pursue such violations, as well as indicating it was more prepared to pursue individuals for corporate law violations, including an aggressive approach to anti-corruption activities. Changes with respect to the applicable laws, regulations and guidance described below may require us to update or revise our operations, services, marketing practices, and compliance programs and controls, and may impose additional and unforeseen costs on us, pose new or previously immaterial risks to us, or may otherwise have a material adverse effect on our business. There can be no assurance that current and future government regulations will not adversely affect our business, and we cannot predict new regulatory priorities, the form, content or timing of regulatory actions, and their impact on the health care industry and on our business and operations.

Global efforts toward healthcare cost containment continue to exert pressure on product pricing. In the United States, in addition to other government efforts to control health care costs, there has been increased scrutiny on drug pricing and concurrent efforts to control or reduce drug costs by Congress, the President, executive branch agencies and various states. At the state level, several states have adopted laws that require drug manufacturers to provide advance notice of certain price increases and to report information relating to those price increases, while others have taken legislative or administrative action to establish prescription drug affordability boards or multi-payer purchasing pools to reduce the cost of prescription drugs. At the federal level, several related bills have been introduced and regulations proposed which, if enacted or finalized, respectively, would impact drug pricing and related costs.

Under the Sunshine Act, we are required to collect and report detailed information regarding certain financial relationships we have with covered recipients, including physicians, dentists, teaching hospitals, and certain other non-physician practitioners. We and our subsidiaries may be required to report information under certain state transparency laws that address circumstances not covered by the Sunshine Act, and some of these state laws, as well as the federal law, can be unclear. We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers. While we believe we have substantially compliant programs and controls in place satisfying the above laws and requirements, such compliance imposes additional costs on us and the requirements are sometimes unclear. In the United States, government actions to seek to increase health-related price transparency may also affect our business.

Our business is subject to additional requirements under various local, state, federal and international laws and regulations applicable to the sale and distribution of, and third-party payment for, pharmaceuticals and medical devices and HCT/P products. Among the federal laws with which we must comply are the Controlled Substances Act, the FDC Act, the Federal Drug Quality and Security Act, including DSCSA, Section 361 of the Public Health Services Act and Section 401 of the Consolidated Appropriations Act of the Social Security Act. Among other things, such laws, and the regulations promulgated thereunder:

- regulate the introduction, manufacture, advertising, marketing and promotion, sampling, pricing and reimbursement, labeling, packaging, storage, handling, returning or recalling, reporting, and distribution of, and record keeping for drugs, HCT/P products and medical devices, including requirements with respect to unique medical device identifiers;
- subject us to inspection by the FDA and DEA and similar state authorities;
- regulate the storage, transportation and disposal of certain of our products that are considered hazardous materials;
- require us to advertise and promote our drugs and devices in accordance with applicable FDA requirements;
- require us to report average sales price (ASP) for drugs or biologicals payable under Medicare Part B to CMS with or without a Medicaid drug rebate agreement;
- require registration with the FDA and the DEA and various state agencies;
- require record keeping and documentation of transactions involving drug products;
- require us to design and operate a system to identify and report suspicious orders of controlled substances to the DEA and certain states;
- require us to manage returns of products that have been recalled and subject us to inspection of our recall procedures and activities;
- impose on us reporting requirements if a pharmaceutical, HCT/P product or medical device causes serious illness, injury or death;
- require manufacturers, wholesalers, repackagers and dispensers of prescription drugs to identify and trace certain prescription drugs as they are distributed;
- require the licensing of prescription drug wholesalers and third-party logistics providers; and
- mandate compliance with standards for the recordkeeping, storage and handling of prescription drugs, and associated reporting requirements.

The FDA has become increasingly active in addressing the regulation of computer software and digital health products intended for use in health care settings. The Cures Act, signed into law on December 13, 2016, among other things, amended the medical device definition to exclude certain software from FDA regulation, including certain clinical decision support software. On September 27, 2019, the FDA issued a suite of guidance documents on digital health products, which incorporated applicable Cures Act standards, and on September 28, 2022, the FDA subsequently finalized certain of these guidance documents, including regarding the types of clinical decision support tools and other software that are exempt from regulation by the FDA as medical devices, and the FDA continues to issue new guidance in this area. Certain of our businesses involve the development and sale of software and related products to support physician and dental practice management, and it is possible that the FDA or foreign government authorities could determine that one or more of our products is subject to regulation as a medical device, which could subject us or one or more of our businesses to substantial additional requirements, costs and potential enforcement actions or liabilities for noncompliance with respect to these products.

Applicable federal, state, local and foreign laws and regulations also may require us to meet various standards relating to, among other things, licensure or registration, program eligibility, procurement, third-party reimbursement, sales and marketing practices, product integrity and supply tracking to product manufacturers, product labeling, personnel, privacy and security of health or other personal information, installation, maintenance and repair of equipment and the importation and exportation of products. The FDA and DEA, as well as CMS (including with respect to complex Medicare reimbursement requirements applicable to our specialty home medical supplies business), have recently increased their regulatory and enforcement activities and, in particular, the DEA has heightened enforcement activities due to the opioid crisis in the United States. One of our businesses was suspended in October 2021 by CMS from receiving payments from Medicare, although it was permitted to continue to perform and bill for Medicare services. On September 30, 2022, CMS terminated the suspension of Medicare payments. As a result of the termination of the suspension, we recognized $4 million of previously deferred revenue during the year ended December 31, 2022. Our business is also subject to requirements of similar and other foreign governmental laws and regulations affecting our operations abroad.

The failure to comply with any of these laws or regulations, or new interpretations of existing laws and regulations, or the imposition of any additional laws and regulations, could materially adversely affect our business. The costs to us associated with complying with the various applicable statutes and regulations, as they now exist and as they may be modified, could be material. Allegations by a governmental body that we have not complied with these laws could have a material adverse effect on our businesses. While we believe that we are substantially compliant with applicable laws and regulations, and believe we have adequate compliance programs and controls in place to ensure substantial compliance, if it is determined that we have not complied with these laws, we are potentially subject to warning letters, substantial civil and criminal penalties, mandatory recall of product, seizure of product and injunction, consent decrees and suspension or limitation of payments to us, product sale and distribution. If we enter into settlement agreements to resolve allegations of non-compliance, we could be required to make settlement payments or be subject to civil and criminal penalties, including fines and the loss of licenses. Non-compliance with government requirements could also adversely affect our ability to participate in important federal and state government health care programs, such as Medicare and Medicaid, and damage our reputation.

***The EU Medical Device Regulation may adversely affect our business.***

The EU MDR, applicable since May 26, 2021, significantly modifies and intensifies the regulatory compliance requirements for the medical device industry as a whole. Among other things, the EU MDR:

- strengthens the rules on placing devices on the market and reinforce surveillance once they are available;
- establishes explicit provisions on manufacturers' responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
- improves the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;
- sets up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU;
- strengthens rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market; and
- identifies importers and distributors and medical device products through registration in a database (EUDAMED not due until 2024 and after as mentioned above).

In particular, the EU MDR imposes strict requirements for the confirmation that a product meets the regulatory requirements, including regarding a product's clinical evaluation and a company's quality systems, and for the distribution, marketing and sale of medical devices, including post-market surveillance. Medical devices that have been assessed and/or certified under the EU Medical Device Directive may continue to be placed on the market until 2024 (or until the expiry of their certificates, if applicable and earlier). However, on January 6, 2023, the EU Commission submitted a proposed amendment to extend the MDR transitional periods until December 31, 2028, for certain medical devices to ensure continued access to medical devices for patients and to allow medical devices already placed on the market in accordance with the current legal framework to remain on the market. We continue to monitor developments and whether the proposed amendment and new deadlines will be approved by the European Parliament and Council. Nevertheless, EU MDR requirements regarding the distribution, marketing and sale including quality systems and post-market surveillance have to be observed by manufacturers, importers and distributors as of the application date (i.e., May 26, 2021).

The modifications created by the EU MDR may have an impact on the way we design and manufacture products and the way we conduct our business in the European Economic Area.

***If we fail to comply with laws and regulations relating to health care fraud or other laws and regulations, we could suffer penalties or be required to make significant changes to our operations, which could materially adversely affect our business.***

Certain of our businesses are subject to federal and state (and similar foreign) health care fraud and abuse, referral and reimbursement laws and regulations with respect to their operations. Some of these laws, referred to as "false claims laws," prohibit the submission or causing the submission of false or fraudulent claims for reimbursement to federal, state and other health care payers and programs. Other laws, referred to as "anti-kickback laws," prohibit soliciting, offering, receiving or paying remuneration in order to induce the referral of a patient or ordering, purchasing, leasing or arranging for, or recommending ordering, purchasing or leasing of, items or services that are paid for by federal, state and other health care payers and programs. Certain additional state and federal laws, such as the federal Physician Self-Referral Law, commonly known as the "Stark Law," prohibit physicians and other health professionals from referring a patient to an entity with which the physician (or family member) has a financial relationship, for the furnishing of certain designated health services (for example, durable medical equipment and medical supplies), unless an exception applies. Violations of Anti-Kickback statutes or the Stark Law may be enforced as violations of the federal False Claims Act.

The fraud and abuse laws and regulations have been subject to heightened enforcement activity over the past few years, and significant enforcement activity has been the result of "relators" who serve as whistleblowers by filing complaints in the name of the United States (and if applicable, particular states) under applicable false claims laws, and who may receive up to 30% of total government recoveries. Penalties under fraud and abuse laws may be severe, including treble damages and substantial civil penalties under the federal False Claims Act, as well as potential loss of licenses and the ability to participate in federal and state health care programs, criminal penalties, or imposition of a corporate compliance monitor, which could have a material adverse effect on our business. Also, these measures may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses. Even unsuccessful challenges by regulatory authorities or private relators could result in reputational harm and the incurring of substantial costs. Most states have adopted similar state false claims laws, and these state laws have their own penalties which may be in addition to federal False Claims Act penalties, as well as other fraud and abuse laws.

With respect to measures of this type, the United States government (among others) has expressed concerns about financial relationships between suppliers on the one hand and physicians, dentists and other health care providers, on the other. As a result, we regularly review and revise our marketing practices as necessary to facilitate compliance.

In the EU, the Directive No. 2019/1937 of October 23, 2019, *on the protection of persons who report breaches of Union law,* organizes the legal protection of whistleblowers. This Directive covers whistleblowers reporting breaches of certain EU laws, in particular as regards public health, the above-mentioned Directive No. 2001/83, Regulation No. 726/2004 or, as regards data protection, the GDPR. The Directive protects a wide range of people and includes former employees. All private companies with 50 or more employees are required to create effective internal reporting channels. Though it was required before December 17, 2021, at the latest, the implementation of this Directive by EU member states is still underway for some of them. At the end of January 2023 and according to information available on public sources, sixteen EU member states have fully implemented it (France, Belgium, Denmark, Finland, Latvia, The Netherlands, Ireland, Croatia, Cyprus, Greece, Lithuania, Romania, Malta, Portugal, Sweden and Bulgaria) while the process is ongoing in the others with varying degrees of progress.

We also are subject to the requirements of the new Directive No. 2022/2464 on corporate sustainability reporting ("CSR Directive") adopted on December 14, 2022 and has to be implemented by EU members states by July 6, 2024, at the latest. By amending Directives No. 2004/109, No. 2006/43, No. 2013/34 and Regulation No. 537/2014, the CSR Directive strengthens the existing rules on non-financial reporting by setting new requirements for large companies to publish sustainability-related information and, in particular, disclose details about their risks and impacts on environmental matters.

We also are subject to certain United States and foreign laws and regulations concerning the conduct of our foreign operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, German anti-corruption laws and other anti-bribery laws and laws pertaining to the accuracy of our internal books and records, which have been the focus of increasing enforcement activity globally in recent years. Our businesses are generally subject to numerous other laws and regulations that could impact our financial results, including, without limitation, securities, antitrust, consumer protection, and marketing laws and regulations.

In the EU, both active and passive bribery are criminalized. The EU Council Framework Decision 2003/568/JHA of 22 July 2003 *on combating corruption in the private sector* establishes more detailed rules on the liability of legal persons and deterrent sanctions. However, the liability of legal persons is regulated at a national level.

Failure to comply with fraud and abuse laws and regulations, and other laws and regulations, could result in significant civil and criminal penalties and costs, including the loss of licenses and the ability to participate in federal and state health care programs, and could have a material adverse effect on our business. We may determine to enter into settlements, make payments, agree to consent decrees or enter into other arrangements to resolve such matters. Intentional or unintentional failure to comply with consent decrees could materially adversely affect our business.

While we believe that we are substantially compliant with applicable fraud and abuse and other laws and regulations, and believe we have adequate compliance programs and controls in place to ensure substantial compliance, we cannot predict whether changes in applicable law, or interpretation of laws, or changes in our services or marketing practices in response to changes in applicable law or interpretation of laws, could have a material adverse effect on our business.

***If we fail to comply with laws and regulations relating to the collection, storage and processing of sensitive personal information or standards in electronic health records or transmissions, we could be required to make significant changes to our products, or incur substantial fines, penalties or other liabilities.***

Our businesses that involve physician and dental practice management products, and our specialty home medical supply business, include electronic information technology systems that store and process personal health, clinical, financial and other sensitive information of individuals. These information technology systems may be vulnerable to breakdown, wrongful intrusions, data breaches and malicious attack, which could require us to expend significant resources to eliminate these problems and address related security concerns, and could involve claims against us by private parties and/or governmental agencies.

We are directly or indirectly subject to numerous and evolving federal, state, local and foreign laws and regulations that protect the privacy and security of personal information, such as HIPAA, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Telephone Consumer Protection Act of 1991, Section 5 of the Federal Trade Commission Act, the CCPA, and the CPRA that becomes effective on January 1, 2023. Laws and regulations relating to privacy and data protection are continually evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. Our businesses' failure to comply with these laws and regulations could expose us to breach of contract claims, substantial fines, penalties and other liabilities and expenses, costs for remediation and harm to our reputation. Also, evolving laws and regulations in this area could restrict the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products to reflect these legal requirements, which could have a material adverse effect on our operations.

In addition, the European Parliament and the Council of the EU adopted the GDPR effective from May 25, 2018, which increased privacy rights for individuals ("Data Subjects"), including individuals who are our customers, suppliers and employees. The GDPR extended the scope of responsibilities for data controllers and data processors, and generally imposes increased requirements and potential penalties on companies, such as us, that are either established in the EU and process personal data of Data Subjects (regardless the Data Subject location), or that are not established in the EU but that offer goods or services to Data Subjects in the EU or monitor their behavior in the EU. Noncompliance can result in penalties of up to the greater of EUR 20 million, or 4% of global company revenues (sanction that may be public), and Data Subjects may seek damages. Member states may individually impose additional requirements and penalties regarding certain limited matters (for which the GDPR left some room of flexibility), such as employee personal data. With respect to the personal data it protects, the

GDPR requires, among other things, controller accountability, consents from Data Subjects or another acceptable legal basis to process the personal data, notification within 72 hours of a personal data breach where required, data integrity and security, and fairness and transparency regarding the storage, use or other processing of the personal data. The GDPR also provides rights to Data Subjects relating notably to information, access, rectification, erasure of the personal data and the right to object to the processing.

On August 20, 2021, China promulgated the PIPL, which took effect on November 1, 2021. The PIPL imposes specific rules for processing personal information and it also specifies that the law shall also apply to personal information activities carried out outside China but for the purpose of providing products or services to PRC citizens. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, as well as reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations. The PIPL carries maximum penalties of CNY50 million or 5% of the annual revenue of entities that process personal data.

In the United States, the CCPA, which increases the privacy protections afforded California residents, became effective January 1, 2020. The CCPA generally requires companies, such as us, to institute additional protections regarding the collection, use and disclosure of certain personal information of California residents. Compliance with the obligations imposed by the CCPA depends in part on how particular regulators interpret and apply them. Regulations were released in August of 2020, but there remains some uncertainty about how the CCPA will be interpreted by the courts and enforced by the regulators. If we fail to comply with the CCPA or if regulators assert that we have failed to comply with the CCPA, we may be subject to certain fines or other penalties and litigation, any of which may negatively impact our reputation, require us to expend significant resources, and harm our business. Furthermore, California voters approved the CPRA on November 3, 2020, which will amend and expand the CCPA, including by providing consumers with additional rights with respect to their personal information, and creating a new state agency to enforce CCPA and CPRA. The CPRA came into effect on January 1, 2023, applying to information collected by businesses on or after January 1, 2022.

Other states, as well as the federal government, have increasingly considered the adoption of similarly expansive personal privacy laws, backed by significant civil penalties for non-compliance. Virginia and Colorado were both successful in passing privacy legislation in 2021, becoming effective on January 1, 2023 and July 1, 2023, respectively. Connecticut and Utah also passed comprehensive privacy laws that will go into effect in July 1, 2023 and December 31, 2023. While we believe we have substantially compliant programs and controls in place to comply with the GDPR, CCPA, PIPL and CPRA requirements, our compliance with data privacy and cybersecurity laws is likely to impose additional costs on us, and we cannot predict whether the interpretations of the requirements, or changes in our practices in response to new requirements or interpretations of the requirements, could have a material adverse effect on our business.

We also sell products and services that health care providers, such as physicians and dentists, use to store and manage patient medical or dental records. These customers and we are subject to laws, regulations and industry standards, such as HIPAA and the Payment Card Industry Data Security Standards, which require the protection of the privacy and security of those records. Our products or services may be used as part of these customers' comprehensive data security programs, including in connection with their efforts to comply with applicable data privacy and security laws and contractual requirements. Perceived or actual security vulnerabilities in our products or services, or the perceived or actual failure by us or our customers who use our products or services to comply with applicable legal or contractual data privacy and security requirements, may not only cause us significant reputational harm, but may also lead to claims against us by our customers and/or governmental agencies and involve substantial fines, penalties and other liabilities and expenses and costs for remediation.

Under the GDPR, health data belong to the category of "sensitive data" and benefit from specific protections. Processing of such data is generally prohibited, except for specific exceptions.

Certain of our businesses involve the manufacture and sale of EHR systems and other products linked to government supported incentive programs, where the EHR systems must be certified as having certain capabilities designated in evolving standards, such as those adopted by CMS and ONC. In order to maintain certification of our EHR products, we must satisfy the changing governmental standards. If any of our EHR systems do not meet these standards, yet have been relied upon by health care providers to receive federal incentive payments, we may be exposed to risk, such as under federal health care fraud and abuse laws, including the False Claims Act.  While we believe we are substantially in compliance with such certifications and with applicable fraud and abuse laws and regulations and that we have adequate compliance programs and controls in place to ensure substantial compliance, we cannot predict whether changes in applicable law, or interpretation of laws, or resulting changes in our, could have a material adverse effect on our business.

Moreover, in order to satisfy our customers and comply with evolving legal requirements, our products may need to incorporate increasingly complex functionality, such as with respect to reporting and information blocking.  Although we believe we are positioned to accomplish this, the effort may involve increased costs, and our failure to implement product modifications, or otherwise satisfy applicable standards, could have a material adverse effect on our business.

Additionally, as electronic medical devices are increasingly connected to each other and to other technology, the ability of these connected systems to safely and effectively exchange and use exchanged information becomes increasingly important.  As a medical device manufacturer, we must manage risks including those associated with an electronic interface that is incorporated into a medical device.

***Tax legislation could materially adversely affect our financial results and tax liabilities.***

We are subject to the tax laws and regulations of the United States federal, state and local governments, as well as foreign jurisdictions.  From time to time, various legislative initiatives may be proposed that could materially adversely affect our tax positions.  There can be no assurance that our effective tax rate will not be materially adversely affected by legislation resulting from these initiatives.  In addition, tax laws and regulations are extremely complex and subject to varying interpretations.  Although we believe that our historical tax positions are sound and consistent with applicable laws, regulations and existing precedent, there can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

***We face inherent risk of exposure to product liability, intellectual property infringement and other claims in the event that the use of the products we sell results in injury.***

Our business involves a risk of product liability, intellectual property infringement and other claims in the ordinary course of business, and from time to time we are named as a defendant in cases as a result of our distribution of products.  Additionally, we own interests in companies that manufacture certain dental products.  As a result, we could be subject to the potential risk of product liability, intellectual property infringement or other claims relating to the manufacture and distribution of products by those entities.  In addition, as our corporate brand business continues to grow, purchasers of such products may increasingly seek recourse directly from us, rather than the ultimate product manufacturer, for product-related claims.  Another potential risk we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.  In addition, some of the products that we transport and sell are considered hazardous materials.  The improper handling of such materials or accidents involving the transportation of such materials could subject us to liability or at least legal action that could harm our reputation.

***Customs policies or legislative import restrictions could hinder the Company's ability to import goods necessary to our operations on a timely basis and result in government enforcement actions and/or sanctions.***

Government-imposed import policies and legislation regulating the import of goods and prohibiting the use of forced labor or human trafficking could result in delays or the inability to import goods in a timely manner that are necessary to our operations, and such policies or legislation could also result in financial penalties, other sanctions, government enforcement actions and reputational harm.  While the Company has policies against and seeks to avoid the import of goods that are manufactured in whole or in part by forced labor or through human trafficking, as a result of legislative and governmental policy initiatives, we may be subject to increasing potential delays, added costs, supply chain disruption and other restrictions.

# GENERAL RISKS

***Security risks generally associated with our information systems and our technology products and services could materially adversely affect our business, and our results of operations could be materially adversely affected if such products, services or systems (or third-party systems we rely on) are interrupted, damaged by unforeseen events, are subject to cyberattacks or fail for any extended period of time.***

We rely on information systems (IS) in our business to obtain, rapidly process, analyze, manage and store customer, product, supplier and employee data to, among other things:

- maintain and manage worldwide systems to facilitate the purchase and distribution of thousands of inventory items from numerous distribution centers;
- receive, process and ship orders on a timely basis;
- manage the accurate billing and collections for thousands of customers;
- process payments to suppliers; and
- provide products and services that maintain certain of our customers' electronic medical or dental records (including protected health information of their patients).

Information security risks have generally increased in recent years, and a cyberattack that bypasses our IS security systems (including third-party systems we rely on) causing an IS security breach may lead to a material disruption of our IS business systems (including third-party systems we rely on) and/or the loss of business information, as well as claims against us by affected parties and/or governmental agencies, and involve fines and penalties, costs for remediation, and substantial defense and settlement expenses. In addition, we develop products and provide services to our customers that are technology-based, and a cyberattack that bypasses the IS security systems of our products or services causing a security breach and/or perceived security vulnerabilities in our products or services could also cause significant loss of business and reputational harm, and actual or perceived vulnerabilities may lead to claims against us by our customers and/or governmental agencies. In particular, certain of our practice management products and services purchased by health care providers, such as physicians and dentists, are used to store and manage patient medical or dental records. These customers are subject to laws and regulations which require that they protect the privacy and security of those records, and our products may be used as part of these customers' comprehensive data security programs, including in connection with their efforts to comply with applicable privacy and security laws. Perceived or actual security vulnerabilities in our products or services, or the perceived or actual failure by us or our customers who use our products to comply with applicable legal requirements, may not only cause reputational harm and loss of business, but may also lead to claims against us by our customers and/or governmental agencies and involve damages, fines and penalties, costs for remediation, and substantial defense and settlement expenses. In addition, a cyberattack on a third-party that we use to manage a portion of our information systems could result in the same effects. Additionally, legislative or regulatory action related to cybersecurity may increase our costs to develop or implement new technology products and services.

From time to time, we have had to address immaterial security incidents ("security incidents"). There can be no assurance that we will not experience material security incidents in the future. Security incidents can be difficult to detect and any delay in identifying them could increase their harm. While we have implemented measures to protect our IS systems, such measures may not prevent these events. Any such security incidents could disrupt our operations, harm our reputation or otherwise have a material adverse effect on our business. We have various insurance policies, including cybersecurity insurance, covering risks and in amounts that we consider adequate. There can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost to cover costs and expenses related to security incidents.

Furthermore, procedures and safeguards must continually evolve to meet new IS challenges, and enhancing protections, and conducting investigations and remediation, may impose additional costs on us.

Finally, our business may be interrupted by shortfalls of IS systems providers engaged by our customers, such as Internet-based services upon which our customers depend to access certain of our products.

***Our global operations are subject to inherent risks that could materially adversely affect our business.***

Our global operations are subject to risks that could materially adversely affect our business. The risks that our global operations are subject to include, among other things:

- difficulties and costs relating to staffing and managing foreign operations;
- difficulties and delays inherent in sourcing products, establishing channels of distribution and contract manufacturing in foreign markets;
- fluctuations in the value of foreign currencies (including, without limitation, in connection with Brexit);
- uncertainties relating to the EU-UK Trade and Cooperation Agreement of December 2020, which went into effect in 2021, including for example potential implementation issues, potential disputes over the interpretation of the provisions of the Agreement and possible changes to the Agreement restricting the free movement of goods between the U.K. and the European Union;
- longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions;
- repatriation of cash from our foreign operations to the United States;
- regulatory requirements, including, without limitation, anti-bribery, anti-corruption and laws pertaining to the accuracy of our internal books and records;
- litigation risks, new or unanticipated litigation developments and the status of litigation matters;
- unexpected difficulties in importing or exporting our products and import/export tariffs, quotas, sanctions or penalties;
- limitations on our ability under local laws to protect our intellectual property;
- unexpected regulatory, legal, economic and political changes in foreign markets;
- changes in tax regulations that influence purchases of capital equipment;
- civil disturbances, geopolitical turmoil, including terrorism, war or political or military coups;
- risks associated with climate change, including physical risks such as impacts from extreme weather events and other potential physical consequences, regulatory and technological requirements, market developments, stakeholder expectations and reputational risk; and
- public health emergencies, including COVID-19.

***Our future success is substantially dependent upon our senior management, and our revenues and profitability depend on our relationships with capable sales personnel as well as customers, suppliers and manufacturers of the products that we distribute.***

Our future success is substantially dependent upon the efforts and abilities of members of our existing senior management, particularly Stanley M. Bergman, Chairman and Chief Executive Officer. The loss of the services of Mr. Bergman could have a material adverse effect on our business. We have an employment agreement with Mr. Bergman. We do not currently have "key man" life insurance policies on any of our employees. Competition for senior management is intense, burnout and turn-over rates are increasing workplace concerns during and after the COVID-19 pandemic, and we may not be successful in attracting and retaining key personnel. Additionally, our future revenues and profitability depend on our ability to maintain satisfactory relationships with qualified sales personnel as well as customers, suppliers and manufacturers. If we fail to maintain our existing relationships with such persons or fail to acquire relationships with such key persons in the future, our business may be materially adversely affected.

***Disruptions in the financial markets may materially adversely affect the availability and cost of credit to us.***

Our ability to make scheduled payments or refinance our obligations with respect to indebtedness will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and financial, business and other factors beyond our control. Disruptions in the financial markets may materially adversely affect the availability and cost of credit to us.

**Item 1B.  Unresolved Staff Comments**

We have no unresolved comments from the staff of the SEC that were issued 180 days or more preceding the end of our 2022 fiscal year.

**ITEM 2. Properties**

Within our health care distribution segment (for properties with more than 100,000 square feet) we lease and/or own approximately 5.8 million square feet of properties, consisting of distribution, office, showroom, manufacturing and sales space, in locations including the United States, Australia, Austria, Belgium, Brazil, Canada, Chile, China, the Czech Republic, France, Germany, Hong Kong SAR, Ireland, Israel, Italy, Japan, Liechtenstein, Luxembourg, Malaysia, Mexico, the Netherlands, New Zealand, Poland, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland, Thailand, United Arab Emirates and the United Kingdom.  Lease expirations range from 2023 to 2041.

We believe that our properties are in good condition, are well maintained and are suitable and adequate to carry on our business.  We have additional operating capacity at certain distribution center facilities.

**ITEM 3.  Legal Proceedings**

For a discussion of Legal Proceedings, see Note 15 – Commitments and Contingencies of the Notes to the Consolidated Financial Statements included under Item 8.

**ITEM 4.  Mine Safety Disclosures**

Not applicable.

**ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Our common stock is traded on the Nasdaq Global Select Market tier of the Nasdaq Stock Market, or Nasdaq, under the symbol HSIC.

On February 7, 2023, there were approximately 88,000 holders of record of our common stock and the last reported sales price was $87.14. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held by banks, brokers and other financial institutions.

**Purchases of Equity Securities by the Issuer**

Our share repurchase program, announced on March 3, 2003, originally allowed us to repurchase up to two million shares pre-stock splits (eight million shares post-stock splits) of our common stock, which represented approximately 2.3% of the shares outstanding at the commencement of the program. Subsequent additional increases totaling $4.5 billion, authorized by our Board of Directors, to the repurchase program provide for a total of $4.6 billion (including $400 million authorized on August 17, 2022) of shares of our common stock to be repurchased under this program.

As of December 31, 2022, we had repurchased approximately $4.5 billion of common stock (87,180,669 shares) under these initiatives, with $115 million available for future common stock share repurchases.

On February 8, 2023, our Board of Directors authorized the repurchase of up to an additional $400 million in shares of our common stock.

The following table summarizes repurchases of our common stock under our stock repurchase program during the fiscal quarter ended December 31, 2022:

| Fiscal Month | Total Number of Shares Purchased (1) | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Our Publicly Announced Program | Maximum Number of Shares that May Yet Be Purchased Under Our Program (2) |
|---|---|---|---|---|
| 9/25/2022 through 10/29/2022 | - | - | - | 5,703,693 |
| 10/30/2022 through 11/26/2022 | 1,249,083 | $ 76.29 | 1,249,083 | 3,741,485 |
| 11/27/2022 through 12/31/2022 | 2,333,467 | 81.30 | 2,333,467 | 1,439,841 |
| | 3,582,550 | | 3,582,550 | |

(1) All repurchases were executed in the open market under our existing publicly announced authorized program.

(2) The maximum number of shares that may yet be purchased under this program is determined at the end of each month based on the closing price of our common stock at that time. This table excludes shares withheld from employees to satisfy minimum tax withholding requirements for equity-based transactions.

**Dividend Policy**

We have not declared any cash or stock dividends on our common stock during fiscal years 2022 or 2021. We currently do not anticipate declaring any cash or stock dividends on our common stock in the foreseeable future. We intend to retain earnings to finance the expansion of our business and for general corporate purposes, including our share repurchase program. Any declaration of dividends will be at the discretion of our Board of Directors and will depend upon the earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends and other factors.

**Stock Performance Graph**

The graph below compares the cumulative total stockholder return on $100 invested, assuming the reinvestment of all dividends, on December 30, 2017, the last trading day before the beginning of our 2018 fiscal year, through the end of our 2022 fiscal year with the cumulative total return on $100 invested for the same period in the Dow Jones U.S. Health Care Index and the Nasdaq Stock Market Composite Index.

## COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN



### ASSUMES $100 INVESTED ON DECEMBER 30, 2017
### ASSUMES DIVIDENDS REINVESTED

| | December 30, 2017 | December 29, 2018 | December 28, 2019 | December 26, 2020 | December 25, 2021 | December 31, 2022 |
|---|---|---|---|---|---|---|
| Henry Schein, Inc. | $ 100.00 | $ 111.49 | $ 122.98 | $ 121.58 | $ 138.37 | $ 147.48 |
| Dow Jones U.S. Health Care Index | 100.00 | 104.72 | 129.31 | 147.48 | 183.33 | 176.40 |
| NASDAQ Stock Market Composite Index | 100.00 | 96.41 | 133.30 | 191.21 | 235.27 | 158.65 |

**ITEM 6.**

[Reserved]

**ITEM 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations**

**Cautionary Note Regarding Forward-Looking Statements**

In accordance with the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995, we provide the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein.  All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  These statements are generally identified by the use of such terms as "may," "could," "expect," "intend," "believe," "plan," "estimate," "forecast," "project," "anticipate," "to be," "to make" or other comparable terms.  Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 10-K, and in particular the risks discussed under the caption "Risk Factors" in Item 1A of this report and those that may be discussed in other documents we file with the Securities and Exchange Commission (SEC).  Forward looking statements include the overall impact of the Novel Coronavirus Disease 2019 (COVID-19) on us, our results of operations, liquidity and financial condition (including any estimates of the impact on these items), the rate and consistency with which dental and other practices resume or maintain normal operations in the United States and internationally, expectations regarding personal protective equipment ("PPE") products and COVID-19 related product sales and inventory levels, whether additional resurgences or variants of the virus will adversely impact the resumption of normal operations, whether supply chain disruptions will adversely impact our business, the impact of integration and restructuring programs as well as of any future acquisitions, general economic conditions including exchange rates, inflation and recession, and more generally current expectations regarding performance in current and future periods.  Forward looking statements also include the (i) our ability to have continued access to a variety of COVID-19 test types, expectations regarding COVID-19 test sales, demand and inventory levels, as well as the efficacy or relative efficacy of the test results given that the test efficacy has not been, or will not have been, independently verified under normal FDA procedures and (ii) potential for us to distribute the COVID-19 vaccines and ancillary supplies.

Risk factors and uncertainties that could cause actual results to differ materially from current and historical results include, but are not limited to: risks associated with COVID-19 and any variants thereof, as well as other disease outbreaks, epidemics, pandemics, or similar wide-spread public health concerns and other natural disasters; our dependence on third parties for the manufacture and supply of our products; our ability to develop or acquire and maintain and protect new products (particularly technology products) and technologies that achieve market acceptance with acceptable margins; transitional challenges associated with acquisitions, dispositions and joint ventures, including the failure to achieve anticipated synergies/benefits; legal, regulatory, compliance, cybersecurity, financial and tax risks associated with acquisitions, dispositions and joint ventures; certain provisions in our governing documents that may discourage third-party acquisitions of us; adverse changes in supplier rebates or other purchasing incentives; risks related to the sale of corporate brand products; effects of a highly competitive (including, without limitation, competition from third-party online commerce sites) and consolidating market; the repeal or judicial prohibition on implementation of the Affordable Care Act; changes in the health care industry; risks from expansion of customer purchasing power and multi-tiered costing structures; increases in shipping costs for our products or other service issues with our third-party shippers; general global and domestic macro-economic and political conditions, including inflation, deflation, recession, fluctuations in energy pricing and the value of the U.S. dollar as compared to foreign currencies, and changes to other economic indicators, international trade agreements, potential trade barriers and terrorism; failure to comply with existing and future regulatory requirements; risks associated with the EU Medical Device Regulation; failure to comply with laws and regulations relating to health care fraud or other laws and regulations; failure to comply with laws and regulations relating to the collection, storage and processing of sensitive personal information or standards in electronic health records or transmissions; changes in tax legislation; risks related to product liability, intellectual property and other claims; litigation risks;  new or unanticipated litigation developments and the status of litigation matters; risks associated with customs policies or legislative import restrictions; cyberattacks or other privacy or data security breaches; risks associated with our global operations; our dependence on our senior management, employee hiring and retention, and our relationships with customers, suppliers and manufacturers; and disruptions in financial markets.  The order in which these factors appear should not be construed to indicate their relative importance or priority.

We caution that these factors may not be exhaustive and that many of these factors are beyond our ability to control or predict. Accordingly, any forward-looking statements contained herein should not be relied upon as a prediction of actual results. We undertake no duty and have no obligation to update forward-looking statements except as required by law.

**Where You Can Find Important Information**

We may disclose important information through one or more of the following channels: SEC filings, public conference calls and webcasts, press releases, the investor relations page of our website (www.henryschein.com) and the social media channels identified on the Newsroom page of our website.

**Recent Developments**

The COVID-19 pandemic negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of global financial markets in 2020 and 2021. The impact of COVID-19 had a material adverse effect on our business, results of operations and cash flows in 2020. During the year ended December 25, 2021, patient traffic levels returned to levels approaching pre-pandemic levels. Demand for dental products and certain medical products throughout 2021 was driven by sales of PPE and COVID-19 test kits. During the year ended December 31, 2022 we experienced a decrease in the sales volume of PPE and COVID-19 test kits. The volatility in sales of COVID-19 test kits has moderated, albeit at a significantly lower level of sales compared with 2021, resulting in us recording an inventory obsolescence reserve of $17 million for COVID-19 test kits during the year ended December 31, 2022.

While the U.S. economy has recently experienced inflationary pressures and strengthening of the U.S dollar, their impacts have not been material to our results of operations in the fourth quarter or full year ended December 31, 2022, and we currently expect moderating of inflation and foreign currency fluctuations. Though inflation impacts both our revenues and costs, the depth and breadth of our product portfolio often allows us to offer lower-cost national brand solutions or corporate brand alternatives to our more price-sensitive customers who are unable to absorb price increases, thus positioning us to protect our gross profit.

Our consolidated financial statements reflect estimates and assumptions made by us that affect, among other things, our goodwill, long-lived asset and definite-lived intangible asset valuation; inventory valuation; equity investment valuation; assessment of the annual effective tax rate; valuation of deferred income taxes and income tax contingencies; the allowance for doubtful accounts; hedging activity; supplier rebates; measurement of compensation cost for certain share-based performance awards and cash bonus plans; and pension plan assumptions. Due to the significant uncertainty surrounding the future impact of COVID-19, our judgments regarding estimates and impairments could change in the future. There is an ongoing risk that the COVID-19 pandemic may again have a material adverse effect on our business, results of operations and cash flows and may result in a material adverse effect on our financial condition and liquidity. However, the extent of the potential impact cannot be reasonably estimated at this time.

**Executive-Level Overview**

Henry Schein, Inc. is a solutions company for health care professionals powered by a network of people and technology. We believe we are the world's largest provider of health care products and services primarily to office-based dental and medical practitioners, as well as alternate sites of care. We serve more than one million customers worldwide including dental practitioners, laboratories, physician practices, and ambulatory surgery centers, as well as government, institutional health care clinics and other alternate care clinics. We believe that we have a strong brand identity due to our more than 90 years of experience distributing health care products.

We are headquartered in Melville, New York, employ approximately 22,000 people (of which approximately 10,700 are based outside of the United States) and have operations or affiliates in 32 countries and territories. Our broad global footprint has evolved over time through our organic success as well as through contribution from strategic acquisitions.

We have established strategically located distribution centers around the world to enable us to better serve our customers and increase our operating efficiency. This infrastructure, together with broad product and service offerings at competitive prices, and a strong commitment to customer service, enables us to be a single source of supply for our customers' needs.

While our primary go-to-market strategy is in our capacity as a distributor, we also market and sell under our own corporate brand portfolio of cost-effective, high-quality consumable merchandise products, and manufacture certain dental specialty products in the areas of implants, orthodontics and endodontics. We have achieved scale in these global businesses primarily through acquisitions as manufacturers of these products typically do not utilize a distribution channel to serve customers.

We conduct our business through two reportable segments: (i) health care distribution and (ii) technology and value-added services. These segments offer different products and services to the same customer base. Our global dental businesses serve office-based dental practitioners, dental laboratories, schools, government and other institutions. Our medical businesses serve physician offices, urgent care centers, ambulatory care sites, emergency medical technicians, dialysis centers, home health, federal and state governments and large enterprises, such as group practices and integrated delivery networks, among other providers across a wide range of specialties.

The health care distribution reportable segment, combining our global dental and medical operating segments, distributes consumable products, small equipment, laboratory products, large equipment, equipment repair services, branded and generic pharmaceuticals, vaccines, surgical products, dental specialty products (including implant, orthodontic and endodontic products), diagnostic tests, infection-control products, PPE products and vitamins.

Our global technology and value-added services business provides software, technology and other value-added services to health care practitioners. Our technology business offerings include practice management software systems for dental and medical practitioners. Our value-added practice solutions include practice consultancy, education, revenue cycle management and financial services on a non-recourse basis, e-services, practice technology, network and hardware services, as well as consulting, and continuing education services for practitioners.

A key element to grow closer to our customers is our One Schein initiative, which is a unified go-to-market approach that enables practitioners to work synergistically with our supply chain, equipment sales and service and other value-added services, allowing our customers to leverage the combined value that we offer through a single program. Specifically, One Schein provides customers with streamlined access to our comprehensive offering of national brand products, our corporate brand products and proprietary specialty products and solutions (including implant, orthodontic and endodontic products). In addition, customers have access to a wide range of services, including software and other value-added services.

*Industry Overview*

In recent years, the health care industry has increasingly focused on cost containment. This trend has benefited distributors capable of providing a broad array of products and services at low prices. It also has accelerated the growth of HMOs, group practices, other managed care accounts and collective buying groups, which, in addition to their emphasis on obtaining products at competitive prices, tend to favor distributors capable of providing specialized management information support. We believe that the trend towards cost containment has the potential to favorably affect demand for technology solutions, including software, which can enhance the efficiency and facilitation of practice management.

Our operating results in recent years have been significantly affected by strategies and transactions that we undertook to expand our business, domestically and internationally, in part to address significant changes in the health care industry, including consolidation of health care distribution companies, health care reform, trends toward managed care, cuts in Medicare and collective purchasing arrangements.

Our current and future results have been and could be impacted by the COVID-19 pandemic, the current economic environment and continued economic and public health uncertainty. Since the onset of the COVID-19 pandemic in early 2020, we have been carefully monitoring its impact on our global operations and have taken appropriate steps to minimize the risk to our employees. We have seen and expect to continue to see changes in demand trends for some of our products and services, supply chain challenges and labor challenges, as rates of infection fluctuate, new strains or variants of COVID-19 emerge and spread, governments adapt their approaches to combatting the virus, and local conditions change across geographies. As a result, we expect to see continued volatility.

*Industry Consolidation*

The health care products distribution industry, as it relates to office-based health care practitioners, is fragmented and diverse. The industry ranges from sole practitioners working out of relatively small offices to group practices or service organizations ranging in size from a few practitioners to a large number of practitioners who have combined or otherwise associated their practices.

Due in part to the inability of office-based health care practitioners to store and manage large quantities of supplies in their offices, the distribution of health care supplies and small equipment to office-based health care practitioners has been characterized by frequent, small quantity orders, and a need for rapid, reliable and substantially complete order fulfillment. The purchasing decisions within an office-based health care practice are typically made by the practitioner or an administrative assistant. Supplies and small equipment are generally purchased from more than one distributor, with one generally serving as the primary supplier.

The trend of consolidation extends to our customer base. Health care practitioners are increasingly seeking to partner, affiliate or combine with larger entities such as hospitals, health systems, group practices or physician hospital organizations. In many cases, purchasing decisions for consolidated groups are made at a centralized or professional staff level; however, orders are delivered to the practitioners' offices.

We believe that consolidation within the industry will continue to result in a number of distributors, particularly those with limited financial, operating and marketing resources, seeking to combine with larger companies that can provide growth opportunities. This consolidation also may continue to result in distributors seeking to acquire companies that can enhance their current product and service offerings or provide opportunities to serve a broader customer base.

Our approach to acquisitions and joint ventures has been to expand our role as a provider of products and services to the health care industry. This trend has resulted in our expansion into service areas that complement our existing operations and provide opportunities for us to develop synergies with, and thus strengthen, the acquired businesses.

As industry consolidation continues, we believe that we are positioned to capitalize on this trend, as we believe we have the ability to support increased sales through our existing infrastructure, although there can be no assurances that we will be able to successfully accomplish this. We also have invested in expanding our sales/marketing infrastructure to include a focus on building relationships with decision makers who do not reside in the office-based practitioner setting.

As the health care industry continues to change, we continually evaluate possible candidates for joint venture or acquisition and intend to continue to seek opportunities to expand our role as a provider of products and services to the health care industry. There can be no assurance that we will be able to successfully pursue any such opportunity or consummate any such transaction, if pursued. If additional transactions are entered into or consummated, we would incur merger and/or acquisition-related costs, and there can be no assurance that the integration efforts associated with any such transaction would be successful.

*Aging Population and Other Market Influences*

The health care products distribution industry continues to experience growth due to the aging population, increased health care awareness, the proliferation of medical technology and testing, new pharmacology treatments, and expanded third-party insurance coverage, partially offset by the effects of unemployment on insurance coverage. In addition, the physician market continues to benefit from the shift of procedures and diagnostic testing from acute care settings to alternate-care sites, particularly physicians' offices.

According to the U.S. Census Bureau's International Database, between 2022 and 2032, the 45 and older population is expected to grow by approximately 11%. Between 2022 and 2042, this age group is expected to grow by approximately 21%. This compares with expected total U.S. population growth rates of approximately 6% between 2022 and 2032 and approximately 12% between 2022 and 2042.

According to the U.S. Census Bureau's International Database, in 2022 there are approximately seven million Americans aged 85 years or older, the segment of the population most in need of long-term care and elder-care services. By the year 2050, that number is projected to nearly triple to approximately 19 million. The population aged 65 to 84 years is projected to increase by approximately 27% during the same period.

As a result of these market dynamics, annual expenditures for health care services continue to increase in the United States. We believe that demand for our products and services will grow while continuing to be impacted by current and future operating, economic, and industry conditions. The Centers for Medicare and Medicaid Services, or CMS, published "National Health Expenditure Data" indicating that total national health care spending reached approximately $4.3 trillion in 2021, or 18.3% of the nation's gross domestic product, the benchmark measure for annual production of goods and services in the United States. Health care spending is projected to reach approximately $6.2 trillion in 2028, or 19.7% of the nation's projected gross domestic product.

*Government*

Our businesses are generally subject to numerous laws and regulations that could impact our financial performance, and failure to comply with such laws or regulations could have a material adverse effect on our business.

See "Item 1. Business – Governmental Regulations" for a discussion of laws, regulations and governmental activity that may affect our results of operations and financial condition.

**Results of Operations**

Refer to Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2021 Annual Report on Form 10-K for management's discussion and analysis of financial condition and results of operations for the fiscal year 2021 compared to fiscal year 2020.

The following tables summarize the significant components of our operating results and cash flows from continuing operations:

|  | Years Ended | | |
|  | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| --- | --- | --- | --- |
| **Operating results:** | | | |
| Net sales | $ 12,647 | $ 12,401 | $ 10,119 |
| Cost of sales | 8,816 | 8,727 | 7,303 |
|    Gross profit | 3,831 | 3,674 | 2,816 |
| Operating expenses: | | | |
|    Selling, general and administrative | 2,771 | 2,634 | 2,086 |
|    Depreciation and amortization | 182 | 180 | 163 |
|    Restructuring and integration costs | 131 | 8 | 32 |
|      Operating income | $ 747 | $ 852 | $ 535 |
| | | | |
| Other expense, net | $ (26) | $ (21) | $ (35) |
| Gain on sale of equity investments, net of tax | - | 7 | 2 |
| Net income from continuing operations | 566 | 660 | 419 |
| Income from discontinued operations, net of tax | - | - | 1 |
| Net income attributable to Henry Schein, Inc. | 538 | 631 | 404 |

|  | Years Ended | | |
|  | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| --- | --- | --- | --- |
| **Cash flows:** | | | |
| Net cash provided by operating activities from continuing operations | $ 602 | $ 710 | $ 594 |
| Net cash used in investing activities from continuing operations | (276) | (677) | (115) |
| Net cash used in financing activities from continuing operations | (315) | (333) | (182) |

**Plans of Restructuring and Integration Costs**

On August 1, 2022, we committed to a restructuring plan focused on funding the priorities of the strategic plan and streamlining operations and other initiatives to increase efficiency. We expect this initiative to extend through 2023. We are currently unable in good faith to make a determination of an estimate of the amount or range of amounts expected to be incurred in connection with these activities, both with respect to each major type of cost associated therewith and with respect to the total cost, or an estimate of the amount or range of amounts that will result in future cash expenditures.

During the year ended December 31, 2022, we recorded restructuring charges of $128 million primarily related to severance and employee-related costs, accelerated amortization of right-of-use lease assets, impairment of other long-lived assets and lease exit costs.

During the three months ended December 31, 2022, in connection with our restructuring plan, we vacated one of the buildings at our corporate headquarters in Melville NY, which resulted in an accelerated amortization of right-of-use lease asset of $34 million. We also initiated the disposal of a non-profitable US business and recorded related costs of $49 million which primarily consisted of impairment of intangible assets and goodwill, inventory impairment, and severance and employee-related costs. These expenses are included in the $128 million of restructuring charges discussed above. The disposal is expected to be completed in the first quarter of 2023.

On August 26, 2022, we acquired Midway Dental Supply. In connection with this acquisition, during the year ended December 31, 2022, we recorded integration costs of $3 million related to one-time employee and other costs, as well as restructuring charges of $9 million, which are included in the $128 million of restructuring charges discussed above.

On November 20, 2019, we committed to a contemplated restructuring initiative intended to mitigate stranded costs associated with the spin-off of our animal health business and to rationalize operations and provide expense efficiencies. These activities were originally expected to be completed by the end of 2020 but we extended them to the end of 2021 in light of the changes to the business environment brought on by the COVID-19 pandemic. The restructuring activities under this prior initiative were completed in 2021.

**2022 Compared to 2021**

*Net Sales*

Net sales were as follows:

|  | 2022 | % of Total | 2021 | % of Total | Increase / (Decrease) $ | % |
|---|---|---|---|---|---|---|
| Health care distribution [1] |  |  |  |  |  |  |
| Dental | $ 7,473 | 59.1% | $ 7,544 | 60.8% | $ (71) | (0.9)% |
| Medical | 4,451 | 35.2 | 4,210 | 34.0 | 241 | 5.7 |
| Total health care distribution | 11,924 | 94.3 | 11,754 | 94.8 | 170 | 1.4 |
| Technology and value-added services [2] | 723 | 5.7 | 647 | 5.2 | 76 | 11.8 |
| Total | $ 12,647 | 100.0 | $ 12,401 | 100.0 | $ 246 | 2.0 |

The components of our sales growth were as follows:

|  | Total Sales Growth | Foreign Exchange Impact | Total Local Currency Growth | Local Currency Growth | | |
|---|---|---|---|---|---|---|
|  |  |  |  | Acquisition Growth | Extra Week Impact | Local Internal Growth |
| Health care distribution [1] |  |  |  |  |  |  |
| Dental Merchandise | (2.6)% | (3.5)% | 0.9 % | 1.3 % | 1.0 % | (1.4)% |
| Dental Equipment | 4.7 | (4.6) | 9.3 | 0.6 | 2.3 | 6.4 |
| Total Dental | (0.9) | (3.7) | 2.8 | 1.2 | 1.2 | 0.4 |
| Medical | 5.7 | (0.3) | 6.0 | 2.4 | 1.5 | 2.1 |
| Total Health Care Distribution | 1.4 | (2.5) | 3.9 | 1.6 | 1.3 | 1.0 |
| Technology and value-added services [2] | 11.8 | (1.5) | 13.3 | 5.4 | 0.8 | 7.1 |
| Total | 2.0 | (2.4) | 4.4 | 1.8 | 1.3 | 1.3 |

Note: Percentages for Net Sales; Gross Profit; Selling, General and Administrative; Other Expense, Net; and Income Taxes are based on actual values and may not recalculate due to rounding.

(1) Consists of consumable products, small equipment, laboratory products, large equipment, equipment repair services, branded and generic pharmaceuticals, vaccines, surgical products, dental specialty products (including implant, orthodontic and endodontic products), diagnostic tests, infection-control products, PPE products and vitamins.

(2) Consists of practice management software and other value-added products, which are distributed primarily to health care providers, practice consultancy, education, revenue cycle management and financial services on a non-recourse basis, e-services, continuing education services for practitioners, consulting and other services.

*Global Sales*

Global net sales for the year ended December 31, 2022 increased 2.0% based upon the components presented in the table above. We estimate that sales for the year ended December 31, 2022 of PPE products and COVID-19 test kits were approximately $1,245 million, an estimated decrease of 34.7% versus the prior year. Excluding PPE products and COVID-19 test kits, the estimated increase in internally generated local currency sales was 6.7%.

*Dental*

Dental net sales for the year ended December 31, 2022 decreased 0.9% based upon the components presented in the table above. Our sales growth in local currency for dental merchandise decreased primarily due to a decrease in PPE product sales. We estimate that global dental sales for the year ended December 31, 2022 of PPE products were approximately $447 million, an estimated decrease of 32.5% versus the prior year. Excluding PPE products, the estimated increase in internally generated local currency dental sales was 3.8%. Dental equipment sales in local currency increased in both our North American and international markets, primarily due to increased demand.

*Medical*

Medical net sales for the year ended December 31, 2022 increased 5.7% based upon the components presented in the table above. Globally, we estimate our medical business recorded sales of approximately $798 million of sales of PPE products and COVID-19 test kits for the year ended December 31, 2022, an estimated decrease of approximately 27.4% compared to the prior year. Excluding PPE products and COVID-19 test kits, the estimated increase in internally generated local currency medical sales was 2.1%.

*Technology and value-added services*

Technology and value-added services net sales for the year ended December 31, 2022 increased 11.8% based upon the components presented in the table above. During the year ended December 31, 2022, the trend for transactional software sales improved as we increased the number of users, generating demand for our sales cycle management solutions, and also from cloud-based solutions that drive practice efficiency and patient engagement.

**Gross Profit**

Gross profit and gross margin percentages by segment and in total were as follows:

|  | 2022 | Gross Margin % | 2021 | Gross Margin % | Increase $ | % |
|---|---|---|---|---|---|---|
| Health care distribution | $ 3,357 | 28.2% | $ 3,239 | 27.6% | $ 118 | 3.6% |
| Technology and value-added services | 474 | 65.5 | 435 | 67.2 | 39 | 9.0 |
| Total | $ 3,831 | 30.3 | $ 3,674 | 29.6 | $ 157 | 4.3 |

As a result of different practices of categorizing costs associated with distribution networks throughout our industry, our gross margins may not necessarily be comparable to other distribution companies. Additionally, we realize substantially higher gross margin percentages in our technology and value-added services segment than in our health care distribution segment. These higher gross margins result from being both the developer and seller of software products and services, as well as certain financial services. The software industry typically realizes higher gross margins to recover investments in research and development.

Within our health care distribution segment, gross profit margins may vary from one period to the next. Changes in the mix of products sold as well as changes in our customer mix have been the most significant drivers affecting our gross profit margin. For example, sales of our corporate brand products achieve gross profit margins that are higher than average total gross profit margins of all products. With respect to customer mix, sales to our large-group customers are typically completed at lower gross margins due to the higher volumes sold as opposed to the gross margin on sales to office-based practitioners, who normally purchase lower volumes.

Health care distribution gross profit increased primarily due to the increase in net sales discussed above. The overall increase in our health care distribution gross profit was attributable to $67 million of gross profit from acquisitions and gross margin expansion, mainly as a result of increased sales mix of higher-margin products.

Technology and value-added services gross profit increased as a result of an increase in gross profit from internally generated sales and gross profit from acquisitions, partially offset by a decrease in gross margin rates. Gross margin rates decreased primarily due to lower gross margins of recently acquired companies in the business services sector and our continued investment in product development and customer service.

*Operating Expenses*

Operating expenses (consisting of selling, general and administrative expenses; depreciation and amortization, restructuring and integration costs) by segment and in total were as follows:

| | 2022 | % of Respective Net Sales | 2021 | % of Respective Net Sales | Increase $ | % |
|---|---|---|---|---|---|---|
| Health care distribution | $ 2,738 | 23.0% | $ 2,512 | 21.4% | $ 226 | 9.0% |
| Technology and value-added services | 346 | 47.8 | 310 | 48.0 | 36 | 11.4 |
| Total | $ 3,084 | 24.4 | $ 2,822 | 22.8 | $ 262 | 9.3 |

The net increase in operating expenses is attributable to the following:

| | Change in Restructuring and Integration Costs | Increase in Operating Costs | Acquisitions | Total |
|---|---|---|---|---|
| Health care distribution | $ 121 | $ 39 | $ 66 | $ 226 |
| Technology and value-added services | 2 | 20 | 14 | 36 |
| Total | $ 123 | $ 59 | $ 80 | $ 262 |

The increase in restructuring and integration costs is attributable to our disposal of an unprofitable business, acceleration of amortization of right-of-use lease assets related to the exit from one of the properties at our corporate headquarters, severance costs, and other costs relating to the exit of some facilities. The increase in operating costs includes a $20 million intangible assets impairment charge within our health care distribution segment, and increases in payroll and payroll related costs and travel and convention expenses in both of our reportable segments. While the U.S. economy has recently experienced inflationary pressures and strengthening of the U.S dollar, their impacts have not been material to our results of operations.

*Other Expense, Net*

Other expense, net was as follows:

| | 2022 | 2021 | Variance $ | % |
|---|---|---|---|---|
| Interest income | $ 17 | $ 7 | $ 10 | 158.9% |
| Interest expense | (44) | (28) | (16) | (59.1) |
| Other, net | 1 | - | 1 | n/a |
| Other expense, net | $ (26) | $ (21) | $ (5) | (26.0) |

Interest income increased primarily due to increased interest rates. Interest expense increased primarily due to increased borrowings and increased interest rates.

*Income Taxes*

For the year ended December 31, 2022, our effective tax rate was 23.5% compared to 23.8% for the prior year period. In 2022, the difference between our effective tax rate and the federal statutory tax rate primarily relates to state and foreign income taxes and interest expense. In 2021, the difference between our effective tax rate and the federal statutory tax rate was primarily due to state and foreign income taxes and interest expense.

*Gain on Sale of Equity Investment*

In the third quarter of 2021, we received contingent proceeds of $10 million from the 2019 sale of Hu-Friedy resulting in the recognition of an additional after-tax gain of $7 million. No further proceeds are expected from this sale.

**Liquidity and Capital Resources**

Our principal capital requirements have included funding of acquisitions, purchases of additional noncontrolling interests, repayments of debt principal, the funding of working capital needs, purchases of fixed assets and repurchases of common stock. Working capital requirements generally result from increased sales, special inventory forward buy-in opportunities and payment terms for receivables and payables. Historically, sales have tended to be stronger during the second half of the year and special inventory forward buy-in opportunities have been most prevalent just before the end of the year, and have caused our working capital requirements to be higher from the end of the third quarter to the end of the first quarter of the following year.

We finance our business primarily through cash generated from our operations, revolving credit facilities and debt placements. Please see Note 12 – Debt for further information. Our ability to generate sufficient cash flows from operations is dependent on the continued demand of our customers for our products and services, and access to products and services from our suppliers.

Our business requires a substantial investment in working capital, which is susceptible to fluctuations during the year as a result of inventory purchase patterns and seasonal demands. Inventory purchase activity is a function of sales activity, special inventory forward buy-in opportunities and our desired level of inventory. We anticipate future increases in our working capital requirements.

We finance our business to provide adequate funding for at least 12 months. Funding requirements are based on forecasted profitability and working capital needs, which, on occasion, may change. Consequently, we may change our funding structure to reflect any new requirements.

We believe that our cash and cash equivalents, our ability to access private debt markets and public equity markets, and our available funds under existing credit facilities provide us with sufficient liquidity to meet our currently foreseeable short-term and long-term capital needs.

Net cash provided by operating activities was $602 million for the year ended December 31, 2022, compared to net cash from continuing operations provided by operating activities of $710 million for the prior year. The net change of $108 million was primarily due to unfavorable net cash used by our working capital accounts, net of acquisitions, driven by an impact of timing of payments which resulted in an increase in other current assets and relative decreases in accounts payable and accrued expenses, partially offset by the relative year over year impact of inventory increases (2021 increase was more significant than the 2022 increase).

Net cash used in investing activities was $276 million for the year ended December 31, 2022, compared to $677 million for the prior year. The net change of $401 million was primarily attributable to decreased payments for equity investments and business acquisitions.

Net cash used in financing activities was $315 million for the year ended December 31, 2022, compared to net cash used in financing activities of $333 million for the prior year. The net change of $18 million was primarily due to increased net borrowings from debt, partially offset by increased repurchases of common stock.

The following table summarizes selected measures of liquidity and capital resources:

| | | December 31, 2022 | | December 25, 2021 |
|---|---|---|---|---|
| Cash and cash equivalents | $ | 117 | $ | 118 |
| Working capital [(1)] | | 1,764 | | 1,537 |
| Debt: | | | | |
|    Bank credit lines | $ | 103 | $ | 51 |
|    Current maturities of long-term debt | | 6 | | 11 |
|    Long-term debt | | 1,040 | | 811 |
|      Total debt | $ | 1,149 | $ | 873 |
| Leases: | | | | |
|    Current operating lease liabilities | $ | 73 | $ | 76 |
|    Non-current operating lease liabilities | | 275 | | 268 |

(1)  Includes $327 million and $138 million of certain accounts receivable which serve as security for U.S. trade accounts receivable securitization at December 31, 2022 and December 25, 2021, respectively.

Our cash and cash equivalents consist of bank balances and investments in money market funds representing overnight investments with a high degree of liquidity.

*Accounts receivable days sales outstanding and inventory turns*

Our accounts receivable days sales outstanding from operations increased to 41.9 days as of December 31, 2022 from 41.8 days as of December 25, 2021.  During the years ended December 31, 2022 and December 25, 2021, we wrote off approximately $10 million and $8 million, respectively, of fully reserved accounts receivable against our trade receivable reserve.  Our inventory turns from operations was 4.7 as of December 31, 2022 and 5.2 as of December 25, 2021.  Our working capital accounts may be impacted by current and future economic conditions.

*Contractual obligations*

The following table summarizes our contractual obligations related to fixed and variable rate long-term debt and finance lease obligations, including interest (assuming a weighted average interest rate of 4.3%), as well as inventory purchase commitments and operating lease obligations as of December 31, 2022:

| | | Payments due by period | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | < 1 year | | 2 - 3 years | | 4 - 5 years | | > 5 years | | Total |
| Contractual obligations: | | | | | | | | | | |
| Long-term debt, including interest | $ | 41 | $ | 508 | $ | 134 | $ | 538 | $ | 1,221 |
| Inventory purchase commitments | | 5 | | 8 | | 8 | | - | | 21 |
| Operating lease obligations | | 82 | | 122 | | 79 | | 98 | | 381 |
| Transition tax obligations | | 19 | | 23 | | - | | - | | 42 |
| Finance lease obligations, including interest | | 5 | | 4 | | 1 | | 1 | | 11 |
| Total | $ | 152 | $ | 665 | $ | 222 | $ | 637 | $ | 1,676 |

For information relating to our debt please see Note 12 – Debt.

*Leases*

We have operating and finance leases for corporate offices, office space, distribution and other facilities, vehicles and certain equipment.  Our leases have remaining terms of less than one year to approximately 19 years, some of which may include options to extend the leases for up to 15 years.  As of December 31, 2022, our right-of-use assets related to operating leases were $284 million and our current and non-current operating lease liabilities were $73 million and $275 million, respectively.  Please see Note 6 – Leases for further information.

*Stock Repurchases*

On March 8, 2021, we announced the reinstatement of our share repurchase program, which had been temporarily suspended in April of 2020.

From March 3, 2003 through December 31, 2022, we repurchased $4.5 billion, or 87,180,669 shares, under our common stock repurchase programs, with $115 million available as of December 31, 2022 for future common stock share repurchases.

On February 8, 2023, our Board of Directors authorized the repurchase of up to an additional $400 million in shares of our common stock.

*Redeemable Noncontrolling Interests*

Some minority stockholders in certain of our consolidated subsidiaries have the right, at certain times, to require us to acquire their ownership interest in those entities.  Accounting Standards Codification ("ASC") Topic 480-10 is applicable for noncontrolling interests where we are or may be required to purchase all or a portion of the outstanding interest in a consolidated subsidiary from the noncontrolling interest holder under the terms of a put option contained in contractual agreements.  As of December 31, 2022 and December 25, 2021, our balance for redeemable noncontrolling interests was $576 million and $613 million, respectively.  Please see Note 18 – Redeemable Noncontrolling Interests for further information.

*Unrecognized tax benefits*

As more fully disclosed in Note 13 – Income Taxes of "Notes to Consolidated Financial Statements," we cannot reasonably estimate the timing of future cash flows related to the unrecognized tax benefits, including accrued interest, of $94 million as of December 31, 2022.

**Critical Accounting Policies and Estimates**

Our accounting policies are more fully described in Note 1 – Basis of Presentation and Significant Accounting Policies of the consolidated financial statements.  The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities.  We base our estimates on historical data, when available, experience, industry and market trends, and on various other assumptions that are believed to be reasonable under the circumstances, the combined results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made.  However, by their nature, estimates are subject to various assumptions and uncertainties.  Therefore, reported results may differ from estimates and any such differences may be material to our consolidated financial statements.

We believe that the following critical accounting estimates, which have been discussed with the Audit Committee of our Board of Directors, affect the significant estimates and judgments used in the preparation of our financial statements:

*Inventories and Reserves*

Inventories consist primarily of finished goods and are valued at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method for merchandise or actual cost for large equipment and high tech equipment. In estimating carrying value of inventory, we consider many factors including the condition and salability of the inventory by reviewing on-hand quantities, historical sales, forecasted sales and market and economic trends. Certain of our products, specifically PPE and COVID-19 test kits, have experienced changes in net realizable value, due to volatility of pricing and changes in demand for these products.

*Business Combinations*

The estimated fair value of acquired identifiable intangible assets (trademarks and trade names, customer relationships and lists, non-compete agreements and product development) is based on critical estimates, judgments and assumptions derived from: analysis of market conditions; discount rates; projected cash flows; customer retention rates; and estimated useful lives. Please see Note 4 – Business Acquisitions and Divestitures for further discussion of our acquisitions.

*Goodwill*

Goodwill is subject to impairment analysis at least once annually as of the first day of our fourth quarter, or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Such impairment analyses for goodwill require a comparison of the fair value to the carrying value of reporting units. We regard our reporting units to be our operating segments: global dental, global medical, and technology and value-added services. Goodwill is allocated to such reporting units, for the purposes of preparing our impairment analyses, based on a specific identification basis.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities that are considered shared services to the reporting units, and ultimately the determination of the fair value of each reporting unit. The fair value of each reporting unit is calculated by applying the discounted cash flow methodology and confirming with a market approach. There are inherent uncertainties, however, related to fair value models, the inputs and our judgments in applying them to this analysis. The most significant inputs include estimation of detailed future cash flows based on budget expectations, and determination of comparable companies to develop a weighted average cost of capital for each reporting unit.

On an annual basis, we prepare annual and medium-term financial projections. These projections are based on input from our leadership and are presented annually to our Board of Directors. Influences on this year's forecasted financial information and the fair value model include: the impact of planned strategic initiatives, the continued integration of recent acquisitions and overall market conditions. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results, market conditions, and other factors.

Our third-party valuation specialists provide inputs into our determination of the discount rate. The rate is dependent on a number of underlying assumptions, including the risk-free rate, tax rate, equity risk premium, debt to equity ratio and pre-tax cost of debt.

Long-term growth rates are applied to our estimation of future cash flows. The long-term growth rates are tied to growth rates we expect to achieve beyond the years for which we have forecasted operating results. We also consider external benchmarks, and other data points which we believe are applicable to our industry and the composition of our global operations.

Based on our quantitative assessment for the year ended December 31, 2022, we recorded a $20 million impairment of goodwill relating to the disposal of an unprofitable business whose estimated fair value was lower than its carrying value. As part of our analysis for the rest of the goodwill balance, we performed a sensitivity analysis on the discount rate and long-term growth rate assumptions. The sensitivities did not result in any additional impairment charges.

*Definite-Lived Intangible Assets*

Annually, definite-lived intangible assets such as non-compete agreements, trademarks, trade names, customer relationships and lists, and product development are reviewed for impairment indicators. If any impairment indicators exist, quantitative testing is performed on the asset.

The quantitative impairment model is a two-step test under which we first calculate the recoverability of the carrying value by comparing the undiscounted, probability-weighted value of the projected cash flows associated with the asset or asset group, including its estimated residual value, to the carrying amount. If the cash flows associated with the asset or asset group are less than the carrying value, we would perform a fair value assessment of the asset, or asset group. If the carrying amount is found to be greater than the fair value, we record an impairment loss for the excess of book value over the fair value. In addition, in all cases of an impairment review, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate. Although we believe our judgments, estimates and/or assumptions used in estimating cash flows and determining fair value are reasonable, making material changes to such judgments, estimates and/or assumptions could materially affect such impairment analyses and our financial results.

During the years ended December 31, 2022, December 25, 2021 and December 26, 2020, we recorded total impairment charges on intangible assets of approximately $49 million ($34 million related to impairment of customer lists and relationships attributable to customer attrition rates being higher than expected in certain businesses and $15 million due to the disposal of an unprofitable business), $1 million and $20 million, respectively. For the year ended December 31, 2022 impairment charges were recorded within our health care distribution segment. For the years ended December 25, 2021 and December 26, 2020, impairment charges were recorded within our health care distribution and technology and value-added services segments.

*Income Tax*

When determining if the realization of the deferred tax asset is likely by assessing the need for a valuation allowance, estimates and judgement are required. We consider all available evidence, both positive and negative, including estimated future taxable earnings, ongoing planning strategies, future reversals of existing temporary differences and historical operating results. Additionally, changes to tax laws and statutory tax rates can have an impact on our determination. Our intention is to evaluate the realizability of our deferred tax assets quarterly.

ASC Topic 740 prescribes the accounting for uncertainty in income taxes recognized in the financial statements in accordance with other provisions contained within this guidance. This topic prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likely of being realized upon ultimate audit settlement. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities for uncertain tax positions taken in respect of certain tax matters. Please see Note 13 – Income Taxes for further discussion.

The FASB Staff Q&A, Topic 740 No. 5, Accounting for Global Intangible Low-Taxed Income ("GILTI"), states that an entity can make an accounting policy election to either recognize deferred taxes for temporary differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred. We elected to recognize the tax on GILTI as a period expense in the period the tax is incurred.

**Accounting Standards Update**

For a discussion of accounting standards updates that have been adopted or will be adopted in the future, please see Note 1 – Basis of Presentation and Significant Accounting Policies included under Item 8.

**ITEM 7A.  Quantitative and Qualitative Disclosures About Market Risk**

We are exposed to market risks as well as changes in foreign currency exchange rates as measured against the U.S. dollar and each other, and changes to the credit markets.  We attempt to minimize these risks by primarily using foreign currency forward contracts and by maintaining counter-party credit limits.  These hedging activities provide only limited protection against currency exchange and credit risks.  Factors that could influence the effectiveness of our hedging programs include currency markets and availability of hedging instruments and liquidity of the credit markets.  All foreign currency forward contracts that we enter into are components of hedging programs and are entered into for the sole purpose of hedging an existing or anticipated currency exposure.  We do not enter into such contracts for speculative purposes and we manage our credit risks by diversifying our investments, maintaining a strong balance sheet and having multiple sources of capital.

*Foreign Currency Agreements*

The value of certain foreign currencies as compared to the U.S. dollar and the value of certain underlying functional currencies of the Company, including its foreign subsidiaries, may affect our financial results.  Fluctuations in exchange rates may positively or negatively affect our revenues, gross margins, operating expenses and retained earnings, all of which are expressed in U.S. dollars.  Where we deem it prudent, we engage in hedging programs using primarily foreign currency forward contracts aimed at limiting the impact of foreign currency exchange rate fluctuations on earnings.  We purchase short-term (i.e., generally 18 months or less) foreign currency forward contracts to protect against currency exchange risks associated with intercompany loans due from our international subsidiaries and the payment of merchandise purchases to foreign suppliers.  We do not hedge the translation of foreign currency profits into U.S. dollars, as we regard this as an accounting exposure, not an economic exposure.  A hypothetical 5% change in the average value of the U.S. dollar in 2022 compared to foreign currencies would have changed our 2022 reported Net income attributable to Henry Schein, Inc. by approximately $7 million.

As of December 31, 2022, we had forward foreign currency exchange agreements, which expire through November 16, 2023, with a fair value of $23 million as determined by quoted market prices.  Included in the forward foreign currency exchange agreements, Henry Schein, Inc. had net investment designated EUR/USD forward contracts with notional values of approximately €200 million, with a reported fair value of these contracts of $20 million.  A 5% increase in the value of the Euro to the USD from December 31, 2022, with all other variables held constant, would have had an unfavorable effect on the fair value of these forward contracts by decreasing the value of these instruments by $10 million.

*Total Return Swaps*

On March 20, 2020, we entered into a total return swap for the purpose of economically hedging our unfunded non-qualified supplemental retirement plan ("SERP") and our deferred compensation plan ("DCP").  This swap will offset changes in our SERP and DCP liabilities.  At the inception, the notional value of the investments in these plans was $43 million.  At December 31, 2022, the notional value of the investments in these plans was $78 million.  At December 31, 2022, the financing blended rate for this swap was based on LIBOR of 4.03% plus 0.55%, for a combined rate of 4.58%.  For the years ended December 31, 2022 ended and December 25, 2021, we have recorded a gain/(loss), within the selling, general and administrative line item in our consolidated statement of income, of approximately $(17) million and $12 million, respectively, net of transaction costs, related to this undesignated swap.  This swap is expected to be renewed on an annual basis after its current expiration date of March 31, 2023, and is expected to result in a neutral impact to our results of operations.

*Short-Term Investments*

We limit our credit risk with respect to our cash equivalents, short-term investments and derivative instruments, by monitoring the credit worthiness of the financial institutions who are the counterparties to such financial instruments.  As a risk management policy, we limit the amount of credit exposure by diversifying and utilizing numerous investment grade counterparties.

*Variable Interest Rate Debt*

As of December 31, 2022, we had variable interest rate exposure for certain of our revolving credit facilities and our U.S. trade accounts receivable securitization.

Our revolving credit facility which we entered into on August 20, 2021 and expires on August 20, 2026, has an interest rate that is based on the U.S. Dollar LIBOR plus a spread based on our leverage ratio at the end of each financial reporting quarter.  As of December 31, 2022, there was $0 million outstanding under this revolving credit facility.  During the year ended December 31, 2022, we had no borrowings under this revolving credit facility.

Our U.S trade accounts receivable securitization, which we entered into on April 17, 2013 and expires on December 15, 2025, has an interest rate that is based upon the asset-backed commercial paper rate.  As of December 31, 2022, the commercial paper rate was 4.58% plus 0.75%, for a combined rate of 5.33%.  At December 31, 2022 the outstanding balance was $330 million under this securitization facility.  During the year ended December 31, 2022, the average outstanding balance under this securitization facility was approximately $166 million.  Based upon our average outstanding balance for this securitization facility, for each hypothetical increase of 25 basis points, our interest expense thereunder would have increased by $0.4 million.

**ITEM 8. Financial Statements and Supplementary Data**

## INDEX TO FINANCIAL STATEMENTS
## HENRY SCHEIN, INC.

All other schedules are omitted because the required information is either inapplicable or is included in the consolidated financial statements or the notes thereto.

**Report Of Independent Registered Public Accounting Firm**

Shareholders and Board of Directors
Henry Schein, Inc.
Melville, NY

**Opinion on the Consolidated Financial Statements**

We have audited the accompanying consolidated balance sheets of Henry Schein, Inc. (the "Company") as of December 31, 2022 and December 25, 2021, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and December 25, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated February 21, 2023, expressed an unqualified opinion thereon.

**Basis for Opinion**

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

**Revenue growth rates utilized in the determination of the fair value of acquired customer relationships for a certain acquisition**

As described in Note 4 of the consolidated financial statements, the Company acquired several companies in the current year. As a result of the acquisitions, management was required to determine estimated fair values of the assets acquired and liabilities assumed, including certain identifiable intangible assets. In some instances, management utilized third-party valuation specialists to assist in the preparation of the valuation of certain identifiable intangible assets. Management exercised judgment to develop and select revenue growth rates in the measurement of the fair value of the customer relationships.

We identified the revenue growth rates utilized in the determination of the fair value of acquired customer relationships for a certain acquisition, as a critical audit matter. The principal considerations for our determination included the subjectivity and judgment required to determine the revenue growth rates used in the fair value measurement of acquired customer relationships for a certain acquisition. Auditing these revenue growth rates involved especially subjective auditor judgment due to the nature and extent of audit effort required.

The primary procedures we performed to address this critical audit matter included:

- Evaluating the reasonableness of the revenue growth rates by i) reviewing the historical performance of the acquired company using its audited financial statements and (ii) assessing revenue projections against industry metrics and peer-group companies.

/s/ BDO USA, LLP

We have served as the Company's auditor since 1984.

New York, NY
February 21, 2023

# HENRY SCHEIN, INC.
## CONSOLIDATED BALANCE SHEETS
### (in millions, except share data)

| | December 31, 2022 | December 25, 2021 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 117 | $ 118 |
| Accounts receivable, net of reserves of $65 and $67 | 1,442 | 1,452 |
| Inventories, net | 1,963 | 1,861 |
| Prepaid expenses and other | 466 | 413 |
| Total current assets | 3,988 | 3,844 |
| Property and equipment, net | 383 | 366 |
| Operating lease right-of-use assets | 284 | 325 |
| Goodwill | 2,893 | 2,854 |
| Other intangibles, net | 587 | 668 |
| Investments and other | 472 | 424 |
| Total assets | $ 8,607 | $ 8,481 |
| **LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 1,004 | $ 1,054 |
| Bank credit lines | 103 | 51 |
| Current maturities of long-term debt | 6 | 11 |
| Operating lease liabilities | 73 | 76 |
| Accrued expenses: | | |
| Payroll and related | 314 | 385 |
| Taxes | 132 | 137 |
| Other | 592 | 593 |
| Total current liabilities | 2,224 | 2,307 |
| Long-term debt | 1,040 | 811 |
| Deferred income taxes | 36 | 42 |
| Operating lease liabilities | 275 | 268 |
| Other liabilities | 361 | 377 |
| Total liabilities | 3,936 | 3,805 |
| Redeemable noncontrolling interests | 576 | 613 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value, 1,000,000 shares authorized, none outstanding | - | - |
| Common stock, $0.01 par value, 480,000,000 shares authorized, 131,792,817 outstanding on December 31, 2022 and 137,145,558 outstanding on December 25, 2021 | 1 | 1 |
| Additional paid-in capital | - | - |
| Retained earnings | 3,678 | 3,595 |
| Accumulated other comprehensive loss | (233) | (171) |
| Total Henry Schein, Inc. stockholders' equity | 3,446 | 3,425 |
| Noncontrolling interests | 649 | 638 |
| Total stockholders' equity | 4,095 | 4,063 |
| Total liabilities, redeemable noncontrolling interests and stockholders' equity | $ 8,607 | $ 8,481 |

See accompanying notes.

# HENRY SCHEIN, INC.
## CONSOLIDATED STATEMENTS OF INCOME
### (in millions, except share and per share data)

| | | Years Ended | |
| --- | --- | --- | --- |
| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| Net sales | $ 12,647 | $ 12,401 | $ 10,119 |
| Cost of sales | 8,816 | 8,727 | 7,303 |
| Gross profit | 3,831 | 3,674 | 2,816 |
| Operating expenses: | | | |
| Selling, general and administrative | 2,771 | 2,634 | 2,086 |
| Depreciation and amortization | 182 | 180 | 163 |
| Restructuring and integration costs | 131 | 8 | 32 |
| Operating income | 747 | 852 | 535 |
| Other income (expense): | | | |
| Interest income | 17 | 7 | 10 |
| Interest expense | (44) | (28) | (41) |
| Other, net | 1 | - | (4) |
| Income from continuing operations before taxes, equity in earnings of affiliates and noncontrolling interests | 721 | 831 | 500 |
| Income taxes | (170) | (198) | (95) |
| Equity in earnings of affiliates | 15 | 20 | 12 |
| Gain on sale of equity investment | - | 7 | 2 |
| Net income from continuing operations | 566 | 660 | 419 |
| Income from discontinued operations, net of tax | - | - | 1 |
| Net Income | 566 | 660 | 420 |
| Less: Net income attributable to noncontrolling interests | (28) | (29) | (16) |
| Net income attributable to Henry Schein, Inc. | $ 538 | $ 631 | $ 404 |
| | | | |
| Amounts attributable to Henry Schein, Inc.: | | | |
| Continuing operations | $ 538 | $ 631 | $ 403 |
| Discontinued operations | - | - | 1 |
| Net income attributable to Henry Schein, Inc. | $ 538 | $ 631 | $ 404 |

**Earnings per share from continuing operations attributable to Henry Schein, Inc.:**

| | | | |
| --- | --- | --- | --- |
| Basic | $ 3.95 | $ 4.51 | $ 2.83 |
| Diluted | $ 3.91 | $ 4.45 | $ 2.81 |

**Earnings per share from discontinued operations attributable to Henry Schein, Inc.:**

| | | | |
| --- | --- | --- | --- |
| Basic | $ - | $ - | $ 0.01 |
| Diluted | $ - | $ - | $ 0.01 |

**Earnings per share attributable to Henry Schein, Inc.:**

| | | | |
| --- | --- | --- | --- |
| Basic | $ 3.95 | $ 4.51 | $ 2.83 |
| Diluted | $ 3.91 | $ 4.45 | $ 2.82 |

| Weighted-average common shares outstanding: | | | |
| --- | --- | --- | --- |
| Basic | 136,064,221 | 140,090,889 | 142,504,193 |
| Diluted | 137,755,670 | 141,772,781 | 143,403,682 |

See accompanying notes.

# HENRY SCHEIN, INC.
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
### (in millions)

| | Years Ended | | |
| --- | --- | --- | --- |
| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| Net income | $ 566 | $ 660 | $ 420 |
| Other comprehensive income, net of tax: | | | |
| Foreign currency translation gain (loss) | (88) | (84) | 63 |
| Unrealized gain (loss) from foreign currency hedging activities | 7 | 9 | (7) |
| Pension adjustment gain | 12 | 6 | - |
| Other comprehensive income (loss), net of tax | (69) | (69) | 56 |
| Comprehensive income | 497 | 591 | 476 |
| Comprehensive income attributable to noncontrolling interests: | | | |
| Net income | (28) | (29) | (16) |
| Foreign currency translation loss | 7 | 6 | 3 |
| Comprehensive income attributable to noncontrolling interests | (21) | (23) | (13) |
| Comprehensive income attributable to Henry Schein, Inc. | $ 476 | $ 568 | $ 463 |

See accompanying notes.

# HENRY SCHEIN, INC.
## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
### (In millions, except share and per share data)

| | Common Stock $.01 Par Value | | Additional Paid-in | Retained | Accumulated Other Comprehensive | Noncontrolling | Total Stockholders' |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Income (Loss) | Interests | Equity |
| Balance, December 28, 2019 | 143,353,459 | $ 1 | $ 48 | $ 3,116 | $ (167) | $ 632 | $ 3,630 |
| Net income (excluding $14 attributable to Redeemable noncontrolling interests from continuing operations) | - | - | - | 404 | - | 2 | 406 |
| Foreign currency translation gain (excluding loss of $4 attributable to Redeemable noncontrolling interests) | - | - | - | - | 66 | 1 | 67 |
| Unrealized loss from foreign currency hedging activities, net of tax benefit of $3 | - | - | - | - | (7) | - | (7) |
| Dividends paid | - | - | - | - | - | (1) | (1) |
| Purchase of noncontrolling interests | - | - | (2) | - | - | (1) | (3) |
| Change in fair value of redeemable securities | - | - | (33) | - | - | - | (33) |
| Noncontrolling interests and adjustments related to business acquisitions | - | - | - | - | - | 3 | 3 |
| Repurchase and retirement of common stock | (1,200,000) | - | (11) | (63) | - | - | (74) |
| Stock-based compensation expense | 545,864 | - | 9 | - | - | - | 9 |
| Shares withheld for payroll taxes | (236,752) | - | (15) | - | - | - | (15) |
| Separation of Animal Health business | - | - | 2 | - | - | - | 2 |
| Transfer of charges in excess of capital | - | - | 2 | (2) | - | - | - |
| Balance, December 26, 2020 | 142,462,571 | 1 | - | 3,455 | (108) | 636 | 3,984 |
| Net income (excluding $23 attributable to Redeemable noncontrolling interests from continuing operations) | - | - | - | 631 | - | 6 | 637 |
| Foreign currency translation loss (excluding loss of $6 attributable to Redeemable noncontrolling interests) | - | - | - | - | (78) | - | (78) |
| Unrealized gain from foreign currency hedging activities, net of tax of $3 | - | - | - | - | 9 | - | 9 |
| Pension adjustment gain, including tax of $2 | - | - | - | - | 6 | - | 6 |
| Dividends paid | - | - | - | - | - | (11) | (11) |
| Change in fair value of redeemable securities | - | - | (160) | - | - | - | (160) |
| Noncontrolling interests and adjustments related to business acquisitions | - | - | - | - | - | 7 | 7 |
| Repurchase and retirement of common stock | (5,505,704) | - | (53) | (348) | - | - | (401) |
| Stock-based compensation expense | 303,643 | - | 78 | - | - | - | 78 |
| Shares withheld for payroll taxes | (114,952) | - | (8) | - | - | - | (8) |
| Transfer of charges in excess of capital | - | - | 143 | (143) | - | - | - |
| Balance, December 25, 2021 | 137,145,558 | 1 | - | 3,595 | (171) | 638 | 4,063 |
| Net income (excluding $21 attributable to Redeemable noncontrolling interests from continuing operations) | - | - | - | 538 | - | 7 | 545 |
| Foreign currency translation loss (excluding loss of $6 attributable to Redeemable noncontrolling interests) | - | - | - | - | (81) | (1) | (82) |
| Unrealized gain from foreign currency hedging activities, net of tax of $3 | - | - | - | - | 7 | - | 7 |
| Pension adjustment gain, including tax of $4 | - | - | - | - | 12 | - | 12 |
| Dividends paid | - | - | - | - | - | (1) | (1) |
| Purchase of noncontrolling interests | - | - | - | - | - | (7) | (7) |
| Change in fair value of redeemable securities | - | - | 4 | - | - | - | 4 |
| Noncontrolling interests and adjustments related to business acquisitions | - | - | - | - | - | 13 | 13 |
| Repurchase and retirement of common stock | (6,111,676) | - | (65) | (420) | - | - | (485) |
| Stock issued upon exercise of stock options | 35,792 | - | 2 | - | - | - | 2 |
| Stock-based compensation expense | 1,102,108 | - | 54 | - | - | - | 54 |
| Shares withheld for payroll taxes | (376,034) | - | (32) | - | - | - | (32) |
| Settlement of stock-based compensation awards | (2,931) | - | 2 | - | - | - | 2 |
| Transfer of charges in excess of capital | - | - | 35 | (35) | - | - | - |
| Balance, December 31, 2022 | 131,792,817 | $ 1 | $ - | $ 3,678 | $ (233) | $ 649 | $ 4,095 |

See accompanying notes.

66

# HENRY SCHEIN, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (in millions)

| | Years Ended | | |
| --- | --- | --- | --- |
| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| **Cash flows from operating activities:** | | | |
| Net income | $ 566 | $ 660 | $ 420 |
| Income from discontinued operations | - | - | 1 |
| Income from continuing operations | 566 | 660 | 419 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 212 | 210 | 186 |
| Impairment charge on intangible assets | 34 | 1 | 20 |
| Non-cash restructuring charges | 93 | - | - |
| Gain on sale of equity investment | - | (10) | (2) |
| Stock-based compensation expense | 54 | 78 | 9 |
| Provision for (benefits from) losses on trade and other accounts receivable | 5 | (8) | 35 |
| Benefit from deferred income taxes | (73) | (11) | (53) |
| Equity in earnings of affiliates | (15) | (20) | (12) |
| Distributions from equity affiliates | 15 | 18 | 16 |
| Changes in unrecognized tax benefits | 12 | (2) | (25) |
| Other | (20) | (10) | 32 |
| Changes in operating assets and liabilities, net of acquisitions: | | | |
| Accounts receivable | (7) | 4 | (189) |
| Inventories | (126) | (295) | (32) |
| Other current assets | (52) | 9 | (6) |
| Accounts payable and accrued expenses | (96) | 86 | 196 |
| Net cash provided by operating activities from continuing operations | 602 | 710 | 594 |
| Net cash provided by operating activities from discontinued operations | - | - | 5 |
| Net cash provided by operating activities | 602 | 710 | 599 |
| | | | |
| **Cash flows from investing activities:** | | | |
| Purchases of fixed assets | (96) | (79) | (49) |
| Payments related to equity investments and business acquisitions, net of cash acquired | (158) | (571) | (60) |
| Proceeds from sale of equity investment | - | 10 | 14 |
| Proceeds from (repayments to) loan to affiliate | 11 | (4) | (1) |
| Other | (33) | (33) | (19) |
| Net cash used in investing activities | (276) | (677) | (115) |
| | | | |
| **Cash flows from financing activities:** | | | |
| Net change in bank borrowings | 48 | (18) | 45 |
| Proceeds from issuance of long-term debt | 270 | 305 | 501 |
| Principal payments for long-term debt | (59) | (122) | (611) |
| Debt issuance costs | - | (3) | (4) |
| Proceeds from issuance of stock upon exercise of stock options | 2 | - | - |
| Payments for repurchases of common stock | (485) | (401) | (74) |
| Payments for taxes related to shares withheld for employee taxes | (32) | (8) | (14) |
| Distributions to noncontrolling shareholders | (21) | (26) | (8) |
| Acquisitions of noncontrolling interests in subsidiaries | (38) | (60) | (19) |
| Proceeds from Henry Schein Animal Health Business | - | - | 2 |
| Net cash used in financing activities from continuing operations | (315) | (333) | (182) |
| Net cash used in financing activities from discontinued operations | - | - | (5) |
| Net cash used in financing activities | (315) | (333) | (187) |
| Effect of exchange rate changes on cash and cash equivalents from continuing operations | (12) | (3) | 18 |
| Net change in cash and cash equivalents from continuing operations | (1) | (303) | 315 |
| Cash and cash equivalents, beginning of period | 118 | 421 | 106 |
| Cash and cash equivalents, end of period | $ 117 | $ 118 | $ 421 |

See accompanying notes.

(in millions, except share and per share data)

## Note 1 –Basis of Presentation and Significant Accounting Policies

*Nature of Operations*

We distribute health care products and services primarily to office-based dental and medical practitioners, across dental practices, laboratories, physician practices, and ambulatory surgery centers, as well as government, institutional health care clinics and alternate care clinics. We also provide software, technology and other value-added services to health care practitioners. Our dental businesses serve office-based dental practitioners, dental laboratories, schools, government and other institutions. Our medical businesses serve physician offices, urgent care centers, ambulatory care sites, emergency medical technicians, dialysis centers, home health, federal and state governments and large enterprises, such as group practices and integrated delivery networks, among other providers across a wide range of specialties.

We have operations or affiliates in the United States, Australia, Austria, Belgium, Brazil, Canada, Chile, China, the Czech Republic, France, Germany, Hong Kong SAR, Ireland, Israel, Italy, Japan, Liechtenstein, Luxembourg, Malaysia, Mexico, the Netherlands, New Zealand, Poland, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland, Thailand, United Arab Emirates and the United Kingdom.

*Basis of Presentation*

Our consolidated financial statements include the accounts of Henry Schein, Inc. and all of our controlled subsidiaries. All intercompany accounts and transactions are eliminated in consolidation. Investments in unconsolidated affiliates in which we have the ability to influence the operating or financial decisions are accounted for under the equity method. Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications, individually and in the aggregate, did not have a material impact on our consolidated financial condition, results of operations or cash flows.

We consolidate the results of operations and financial position of a trade accounts receivable securitization which we consider a Variable Interest Entity ("VIE") because we are the primary beneficiary, and we have the power to direct activities that most significantly affect the economic performance and have the obligation to absorb the majority of the losses or benefits. For this VIE, the trade accounts receivable transferred to the VIE are pledged as collateral to the related debt. The creditors have recourse to us for losses on these trade accounts receivable. At December 31, 2022 and December 25, 2021, certain trade accounts receivable that can only be used to settle obligations of this VIE were $327 million and $138 million, respectively, and the liabilities of this VIE where the creditors have recourse to us were $255 million and $105 million, respectively.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In March 2020, the World Health Organization declared the Novel Coronavirus Disease 2019 ("COVID-19") a pandemic. The COVID-19 pandemic negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of global financial markets. In response, many countries implemented business closures and restrictions, stay-at-home and social distancing ordinances and similar measures to combat the pandemic, which significantly impacted global business and dramatically reduced demand for dental products and certain medical products in the second quarter of 2020. Demand for these non-PPE products increased in the second half of 2020 and continued throughout the years ended December 25, 2021 and December 31, 2022, resulting in growth over the prior years. Demand for PPE products declined during the year ended December 31, 2022.

**(in millions, except share and per share data)**

Our consolidated financial statements reflect estimates and assumptions made by us that affect, among other things, our goodwill, long-lived asset and definite-lived intangible asset valuation; inventory valuation; equity investment valuation; assessment of the annual effective tax rate; valuation of deferred income taxes and income tax contingencies; the allowance for doubtful accounts; hedging activity; supplier rebates; measurement of compensation cost for certain share-based performance awards and cash bonus plans; and pension plan assumptions. Due to the significant uncertainty surrounding the future impact of COVID-19, our judgments regarding estimates and impairments could change in the future. There is an ongoing risk that the COVID-19 pandemic may again have a material adverse effect on our business, results of operations and cash flows and may result in a material adverse effect on our financial condition and liquidity. However, the extent of the potential impact cannot be reasonably estimated at this time.

*Fiscal Year*

We report our results of operations and cash flows on a 52-53 week basis ending on the last Saturday of December. The year ended December 31, 2022 consisted of 53 weeks, and the years ended, December 25, 2021 and December 26, 2020 consisted of 52 weeks.

*Revenue Recognition*

Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration that we expect to receive for those goods or services. To recognize revenue, we do the following:

- identify the contract(s) with a customer;
- identify the performance obligations in the contract;
- determine the transaction price;
- allocate the transaction price to the performance obligations in the contract; and
- recognize revenue when, or as, the entity satisfies a performance obligation.

We generate revenue from the sale of dental and medical consumable products, equipment (Health care distribution revenues), software products and services and other sources (Technology and value-added services revenues). Provisions for discounts, rebates to customers, customer returns and other contra revenue adjustments are included in the transaction price at contract inception by estimating the most likely amount based upon historical data and estimates and are provided for in the period in which the related sales are recognized.

Revenue derived from the sale of consumable products is recognized at a point in time when control transfers to the customer. Such sales typically entail high-volume, low-dollar orders shipped using third-party common carriers. We believe that the shipment date is the most appropriate point in time indicating control has transferred to the customer because we have no post-shipment obligations and this is when legal title and risks and rewards of ownership transfer to the customer and the point at which we have an enforceable right to payment.

Revenue derived from the sale of equipment is recognized when control transfers to the customer. This occurs when the equipment is delivered. Such sales typically entail scheduled deliveries of large equipment primarily by equipment service technicians. Most equipment requires minimal installation, which is typically completed at the time of delivery. Our product generally carries standard warranty terms provided by the manufacturer, however, in instances where we provide warranty labor services, the warranty costs are accrued in accordance with Accounting Standards Codification (“ASC”) 460 “Guarantees”. At December 31, 2022 and December 25, 2021, we had accrued approximately $8 million and $8 million, respectively, for warranty costs.

Revenue derived from the sale of software products is recognized when products are delivered to customers or made available electronically. Such software is generally installed by customers and does not require extensive training due to the nature of its design. Revenue derived from post-contract customer support for software, including annual support and/or training, is generally recognized over time using time elapsed as the input method that best depicts the transfer of control to the customer. Revenue derived from software sold on Software-as-a -Service basis is recognized ratably over the subscription period as control is transferred to the customer.

Revenue derived from other sources, including freight charges, equipment repairs and financial services, is recognized when the related product revenue is recognized or when the services are provided. We apply the practical expedient to treat shipping and handling activities performed after the customer obtains control as fulfillment activities, rather than a separate performance obligation in the contract.

Sales, value-add and other taxes we collect concurrent with revenue-producing activities are excluded from revenue.

Certain of our revenue is derived from bundled arrangements that include multiple distinct performance obligations, which are accounted for separately. When we sell software products together with related services (i.e., training and technical support), we allocate revenue to software using the residual method, using an estimate of the standalone selling price to estimate the fair value of the undelivered elements. Bundled arrangements that include elements that are not considered software consist primarily of equipment and the related installation service. We allocate revenue for such arrangements based on the relative selling prices of the goods or services. If an observable selling price is not available (i.e., we do not sell the goods or services separately), we use one of the following techniques to estimate the standalone selling price: adjusted market approach; cost-plus approach; or the residual method. There is no specific hierarchy for the use of these methods, but the estimated selling price reflects our best estimate of what the selling prices of each deliverable would be if it were sold regularly on a standalone basis taking into consideration the cost structure of our business, technical skill required, customer location and other market conditions.

See Note 2 – Revenue from Contracts with Customers for additional disclosures of disaggregated net sales and Note 3 – Segment and Geographic Data for disclosures of net sales by segment and geographic data.

*Sales Returns*

Sales returns are recognized as a reduction of revenue by the amount of expected returns and are recorded as refund liability within current liabilities. We estimate the amount of revenue expected to be reversed to calculate the sales return liability based on historical data for specific products, adjusted as necessary for new products. The allowance for returns is presented gross as a refund liability and we record an inventory asset (and a corresponding adjustment to cost of sales) for any products that we expect to be returned.

*Cost of Sales*

The primary components of cost of sales include the cost of the product (net of purchase discounts, supplier chargebacks and rebates) and inbound and outbound freight charges.

Costs related to purchasing, receiving, inspections, warehousing, internal inventory transfers and other costs of our distribution network are included in selling, general and administrative expenses along with other operating costs. Total distribution network costs were $103 million, $89 million and $72 million for the years ended December 31, 2022, December 25, 2021 and December 26, 2020.

(in millions, except share and per share data)

*Supplier Rebates*

Supplier rebates are included as a reduction of cost of sales and are recognized over the period they are earned. The factors we consider in estimating supplier rebate accruals include forecasted inventory purchases and sales, in conjunction with supplier rebate contract terms, which generally provide for increasing rebates based on either increased purchase or sales volume.

*Direct Shipping and Handling Costs*

Freight and other direct shipping costs are included in cost of sales. Direct handling costs, which represent primarily direct compensation costs of employees who pick, pack and otherwise prepare, if necessary, merchandise for shipment to our customers are reflected in selling, general and administrative expenses. Direct handling costs were $96 million, $97 million and $79 million for the years ended December 31, 2022, December 25, 2021 and December 26, 2020.

*Advertising and Promotional Costs*

We generally expense advertising and promotional costs as incurred. Total advertising and promotional expenses were $47 million, $48 million and $32 million for the years ended December 31, 2022, December 25, 2021 and December 26, 2020.

*Stock Compensation Costs*

We measure stock-based compensation at the grant date, based on the estimated fair value of the award, and recognize the cost (net of estimated forfeitures) as compensation expense on a straight-line basis over the requisite service period for time-based restricted stock units and on a graded vesting basis for the option awards. For performance-based awards, at each reporting date, we reassess whether achievement of the performance condition is probable and accrue compensation expense when achievement of the performance condition is probable. Our stock-based compensation expense is reflected in selling, general and administrative expenses.

*Employment Benefit Plans and other Postretirement Benefit Plans*

Certain of our employees in our international markets participate in various noncontributory defined benefit plans. We recognize the funded status, measured as the difference between the fair value of plan assets and the benefit obligation, of each applicable plan, within accumulated other comprehensive income in the consolidated balance sheets, whereby each unfunded plan is recognized as a liability and each funded plan is recognized as either an asset or liability based on its funded status. We measure our plan assets and liabilities at the end of our fiscal year.

Net periodic pension costs and valuations are dependent on assumptions used by third-party actuaries in calculating those amounts. These assumptions include discount rates, expected return on plan assets, rate of future compensation levels, retirement rates, mortality rates, and other factors. We record the service cost component of net pension cost in selling, general and administrative expenses within our consolidated statements of income.

*Cash and Cash Equivalents*

We consider all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. Due to the short-term maturity of such investments, the carrying amounts are a reasonable estimate of fair value. Outstanding checks in excess of funds on deposit of $54 million and $2 million, primarily related to payments for inventory, were classified as accounts payable as of December 31, 2022 and December 25, 2021.

(in millions, except share and per share data)

*Contract Balances*

Contract balances represent amounts presented in our consolidated balance sheets when either we have transferred goods or services to the customer or the customer has paid consideration to us under the contract. These contract balances include accounts receivable, contract assets and contract liabilities.

*Accounts Receivable and Allowance for Credit Losses*

Accounts receivable are generally recognized when health care distribution and technology and value-added services revenues are recognized. In accordance with the "expected credit loss" model, the carrying amount of accounts receivable is reduced by a valuation allowance that reflects our best estimate of the amounts that we do not expect to collect. In addition to reviewing delinquent accounts receivable, we consider many factors in estimating our reserve, including types of customers and their credit worthiness, experience and historical data adjusted for current conditions and reasonable supportable forecasts.

We record allowances for credit losses based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable, the collection history associated with the geographic region that the receivable was recorded in, current economic trends and reasonable supportable forecasts. We write-off a receivable and charge it against its recorded allowance when we deem them uncollectible.

Our allowance for doubtful accounts was $65 million, $67 million and $88 million as of December 31, 2022, December 25, 2021 and December 26, 2020, respectively. Additions to the allowance for the years ended December 31, 2022, December 25, 2021 and December 26, 2020 were $8 million, $0 million and $36 million. Deductions to the allowance for the years ended December 31, 2022, December 25, 2021 and December 26, 2020 were $10 million, $21 million and $8 million.

*Contract Assets*

Contract assets include amounts related to any conditional right to consideration for work completed but not billed as of the reporting date, and generally represent amounts owed to us by customers, but not yet billed. Contract assets are transferred to accounts receivable when the right becomes unconditional. The contract assets primarily relate to our bundled arrangements for the sale of equipment and consumables and sales of term software licenses. Current contract assets are included in Prepaid expenses and other and the non-current contract assets are included in investments and other within our consolidated balance sheets. Current and non-current contract asset balances as of December 31, 2022 and December 25, 2021 were not material.

*Contract Liabilities*

Contract liabilities are comprised of advance payments and upfront payments for service arrangements provided over time that are accounted for as deferred revenue amounts. Contract liabilities are transferred to revenue once the performance obligation has been satisfied. Current contract liabilities are included in accrued expenses: Other and the non-current contract liabilities are included in other liabilities within our consolidated balance sheets. At December 25, 2021, the current portion of contract liabilities of $89 million was reported in accrued expenses: Other, and $10 million related to non-current contract liabilities was reported in other liabilities. During the year ended December 31, 2022, we recognized substantially all of the current contract liability amounts that were previously deferred at December 25, 2021. At December 31, 2022, the current and non-current portion of contract liabilities were $86 million and $8 million, respectively.

*Inventories and Reserves*

Inventories consist primarily of finished goods and are valued at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method for merchandise or actual cost for large equipment and high tech equipment. In accordance with our policy for inventory valuation, we consider many factors including the condition and salability of the inventory, historical sales, forecasted sales and market and economic trends. From time to time, we adjust our assumptions for anticipated changes in any of these or other factors expected to affect the value of inventory.

*Property and Equipment*

Property and equipment are stated at cost, net of accumulated depreciation or amortization. Depreciation is computed primarily under the straight-line method (see Note 5 – Property and Equipment, Net for estimated useful lives). Amortization of leasehold improvements is computed using the straight-line method over the lesser of the useful life of the assets or the lease term.

*Capitalized Software Development Costs*

Capitalized internal-use software costs consist of costs to purchase and develop software. For software to be used solely to meet internal needs and cloud-based applications used to deliver our services, we capitalize costs incurred during the application development stage and include such costs within property and equipment, net within our consolidated balance sheets. For software to be sold, leased, or marketed to external users, we capitalize software development costs when technological feasibility is reached and include such costs in Investments and other within our consolidated balance sheets.

*Leases*

We determine if an arrangement contains a lease at inception. An arrangement contains a lease if it implicitly or explicitly identifies an asset to be used and conveys the right to control the use of the identified asset in exchange for consideration. As a lessee, we include operating leases in operating lease right-of-use ("ROU") assets, operating lease liabilities, and non-current operating lease liabilities in our consolidated balance sheets. Finance leases are included in property and equipment, current maturities of long-term debt, and long-term debt in our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized upon commencement of the lease based on the present value of the lease payments over the lease term. As most of our leases do not provide an implicit interest rate, we generally use our incremental borrowing rate based on the estimated rate of interest for fully collateralized and fully amortizing borrowings over a similar term of the lease payments at commencement date to determine the present value of lease payments. When readily determinable, we use the implicit rate. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Expenses associated with operating leases and finance leases are included in "selling, general and administrative" and "interest expense", respectively within our consolidated statement of income. Short-term leases with a term of 12 months or less are not capitalized. During the years ended December 31, 2022, December 25, 2021 and December 26, 2020, such short-term lease expense was $7 million, $4 million, and $2 million, respectively.

We have lease agreements with lease and non-lease components, which are generally accounted for as a single lease component, except non-lease components for leases of vehicles, which are accounted for separately. When a vehicle lease contains both lease and non-lease components, we allocate the transaction price based on the relative standalone selling price.

**(in millions, except share and per share data)**

*Goodwill*

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired, including the amount assigned to identifiable intangible assets. Goodwill is subject to impairment analysis annually or more frequently if needed. Such impairment analyses for goodwill requires a comparison of the fair value to the carrying value of reporting units. We regard our reporting units to be our operating segments: global dental; global medical; and technology and value-added services. Goodwill was allocated to such reporting units, for the purposes of preparing our impairment analyses, based on a specific identification basis.

For the years ended December 31, 2022 and December 25, 2021, we tested goodwill for impairment, on the first day of the fourth quarter, using a quantitative analysis comparing the carrying value of our reporting units, including goodwill, to the estimated fair value of our reporting units using a discounted cash flow methodology. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Conversely, impairment loss would be equivalent to the excess of a reporting unit's carrying value over its fair value limited to the total amount of goodwill allocated to that reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities that are considered shared services to the reporting units, and ultimately the determination of the fair value of each reporting unit. The fair value of each reporting unit is calculated by applying the discounted cash flow methodology and confirming with a market approach. There are inherent uncertainties related to fair value models, the inputs and our judgments in applying them to this analysis. The most significant inputs include estimation of future cash flows based on budget expectations, and determination of comparable companies to develop a weighted average cost of capital for each reporting unit.

For the year ended December 31, 2022, we recorded a $20 million impairment of goodwill relating to the disposal of an unprofitable business whose estimated fair value was lower than its carrying value. The disposal of this business is part of our restructuring initiative as more fully discussed in Note 14 – Plans of Restructuring and Integration Costs. For the year ended December 25, 2021, the results of our goodwill impairment analysis did not result in any impairments.

*Intangible Assets*

Intangible assets, other than goodwill, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows to be derived from such assets.

Definite-lived intangible assets primarily consist of non-compete agreements, trademarks, trade names, customer lists, customer relationships and product development. For long-lived assets used in operations, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. We measure the impairment loss based on the difference between the carrying amount and the estimated fair value. When an impairment exists, the related assets are written down to fair value.

During the years ended December 31, 2022, December 25, 2021 and December 26, 2020, we recorded total impairment charges on intangible assets of $34 million, $1 million and $20 million, respectively, as more fully discussed in Note 7 – Goodwill and Other Intangibles, Net.

*Income Taxes*

We account for income taxes under an asset and liability approach that requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future

events other than enactments of changes in tax laws or rates. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. We file a consolidated U.S. federal income tax return with our 80% or greater owned U.S. subsidiaries.

*Redeemable Noncontrolling Interests*

Some minority stockholders in certain of our consolidated subsidiaries have the right, at certain times, to require us to acquire their ownership interest in those entities at fair value. Their interests in these subsidiaries are classified outside permanent equity on our consolidated balance sheets and are carried at the estimated redemption amounts. The redemption amounts have been estimated based on expected future earnings and cash flow and, if such earnings and cash flow are not achieved, the value of the redeemable noncontrolling interests might be impacted. Changes in the estimated redemption amounts of the noncontrolling interests subject to put options are reflected at each reporting period with a corresponding adjustment to Additional paid-in capital. Future reductions in the carrying amounts are subject to a "floor" amount that is equal to the fair value of the redeemable noncontrolling interests at the time they were originally recorded. The recorded value of the redeemable noncontrolling interests cannot go below the floor level. Adjustments to the carrying amount of noncontrolling interests to reflect a fair value redemption feature do not impact the calculation of earnings per share. Our net income is reduced by the portion of the subsidiaries' net income that is attributable to redeemable noncontrolling interests.

*Noncontrolling Interests*

Non-controlling interest represents the ownership interests of certain minority owners of our consolidated subsidiaries. Our net income is reduced by the portion of the subsidiaries net income that is attributable to noncontrolling interests.

*Comprehensive Income*

Comprehensive income includes certain gains and losses that, under accounting principles generally accepted in the United States, are excluded from net income as such amounts are recorded directly as an adjustment to stockholders' equity. Our comprehensive income is primarily comprised of net income, foreign currency translation gain (loss), unrealized gain (loss) from foreign currency hedging activities and pension adjustment gain.

*Risk Management and Derivative Financial Instruments*

We use derivative instruments to minimize our exposure to fluctuations in foreign currency exchange rates. Our objective is to manage the impact that foreign currency exchange rate fluctuations could have on recognized asset and liability fair values, earnings and cash flows, as well as our net investments in foreign subsidiaries. Our risk management policy requires that derivative contracts used as hedges be effective at reducing the risks associated with the exposure being hedged and be designated as a hedge at the inception of the contract. We do not enter into derivative instruments for speculative purposes. Our derivative instruments primarily include foreign currency forward agreements related to certain intercompany loans, certain forecasted inventory purchase commitments with foreign suppliers and foreign currency forward contracts to hedge a portion of our euro-denominated foreign operations which are designated as net investment hedges.

Foreign currency forward agreements related to forecasted inventory purchase commitments with foreign suppliers and foreign currency swaps related to foreign currency denominated debt are designated as cash flow hedges. For derivatives that are designated and qualify as cash flow hedges, the changes in the fair value of the derivative is recorded as a component of Accumulated other comprehensive income in stockholders' equity and subsequently reclassified into earnings in the period(s) during which the hedged transaction affects earnings. We classify the cash flows related to our hedging activities in the same category on our consolidated statements of cash flows as the cash flows related to the hedged item.

(in millions, except share and per share data)

Foreign currency forward contracts related to our euro-denominated foreign operations are designated as net investment hedges. For derivatives that are designated and qualify as net investment hedges, the changes in the fair value of the derivative is recorded in the foreign currency translation gain (loss) component of Accumulated other comprehensive income in stockholders' equity until the net investment is sold or substantially liquidated.

Our foreign currency forward agreements related to foreign currency balance sheet exposure provide economic hedges but are not designated as hedges for accounting purposes.

For agreements not designated as hedges, changes in the value of the derivative, along with the transaction gain or loss on the hedged item, are recorded in other, net, within our consolidated statements of income.

Total return swaps are entered into for the purpose of economically hedging our unfunded non-qualified supplemental retirement plan ("SERP") and our deferred compensation plan ("DCP"). This swap will offset changes in our SERP and DCP liabilities. This swap is expected to be renewed on an annual basis and is recorded in selling, general, and administrative expenses within our consolidated statements of income.

*Foreign Currency Translation and Transactions*

The financial position and results of operations of our foreign subsidiaries are determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in Accumulated other comprehensive income in stockholders' equity. Gains and losses resulting from foreign currency transactions are included in earnings.

*Accounting Pronouncements Adopted*

On December 26, 2021 we adopted Accounting Standards Update ("ASU") No. 2021 – 08, "Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" (Subtopic 805). ASU 2021 – 08 requires an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU No. 2014 - 09, "Revenue from Contracts with Customers" (Topic 606). At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. Generally, this should result in an acquirer recognizing and measuring the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree's financial statements. Our adoption of ASU 2021 - 08 did not have a material impact on our consolidated financial statements.

On December 27, 2020 we adopted ASU No. 2019-12, "Income Taxes" (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. Our adoption of ASU 2019-12 did not have a material impact on our consolidated financial statements.

*Recently Issued Accounting Standards*

In September 2022, the FASB issued ASU No. 2022-04, "Liabilities – Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations" which will increase transparency of supplier finance programs by requiring entities that use such programs in connection with the purchase of goods and services to disclose certain qualitative and quantitative information about such programs. ASU 2022-04 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for amended

**(in millions, except share and per share data)**

rollforward information, which is effective for fiscal years beginning after December 15, 2023. We do not expect that the requirements of this guidance will have a material impact on our consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting" which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by the discontinuation of the London Interbank Offered Rate ("LIBOR") or by another reference rate expected to be discontinued because of reference rate reform. The guidance was effective beginning March 12, 2020 and can be applied prospectively through December 31, 2022. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope ("ASU 2021-01"). ASU 2021-01 provides temporary optional expedients and exceptions to certain guidance in U.S. GAAP to ease the financial reporting burdens related to the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. The guidance became effective upon issuance, on January 7, 2021, and can be applied through December 31, 2022. In December 2022, the FASB issued ASU No. 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848," which extends the period of application of temporary optional expedients from December 21, 2022 to December 31, 2024. We do not expect that the requirements of this guidance will have a material impact on our consolidated financial statements.

**(in millions, except share and per share data)**

## Note 2 – Net Sales from Contracts with Customers

Net sales is recognized in accordance with policies disclosed in Note 1 – Basis of Presentation and Significant Accounting Policies.

*Disaggregation of Net sales*

The following table disaggregates our Net sales by reportable segment and geographic area:

| | Year Ended December 31, 2022 | | |
|---|---|---|---|
| | **North America** | **International** | **Global** |
| **Net Sales:** | | | |
| Health care distribution | | | |
| Dental | $ 4,628 | $ 2,845 | $ 7,473 |
| Medical | 4,375 | 76 | 4,451 |
| Total health care distribution | 9,003 | 2,921 | 11,924 |
| Technology and value-added services | 633 | 90 | 723 |
| Net sales | $ 9,636 | $ 3,011 | $ 12,647 |

| | Year Ended December 25, 2021 | | |
|---|---|---|---|
| | **North America** | **International** | **Global** |
| **Net Sales:** | | | |
| Health care distribution | | | |
| Dental | $ 4,506 | $ 3,038 | $ 7,544 |
| Medical | 4,107 | 103 | 4,210 |
| Total health care distribution | 8,613 | 3,141 | 11,754 |
| Technology and value-added services | 560 | 87 | 647 |
| Net sales | $ 9,173 | $ 3,228 | $ 12,401 |

| | Year Ended December 26, 2020 | | |
|---|---|---|---|
| | **North America** | **International** | **Global** |
| **Net Sales:** | | | |
| Health care distribution | | | |
| Dental | $ 3,472 | $ 2,441 | $ 5,913 |
| Medical | 3,515 | 102 | 3,617 |
| Total health care distribution | 6,987 | 2,543 | 9,530 |
| Technology and value-added services | 447 | 67 | 514 |
| Total excluding Corporate TSA net sales (1) | 7,434 | 2,610 | 10,044 |
| Corporate TSA net sales (1) | - | 75 | 75 |
| Net sales | $ 7,434 | $ 2,685 | $ 10,119 |

(1) Corporate TSA net sales represents sales of certain animal health products to Covetrus under the transition services agreement entered into in connection with the Animal Health Spin-off, which ended in December 2020.

**HENRY SCHEIN, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS****(in millions, except share and per share data)**

### Note 3 – Segment and Geographic Data

We conduct our business through two reportable segments: (i) health care distribution and (ii) technology and value-added services. These segments offer different products and services to the same customer base. Our global dental businesses serve office-based dental practitioners, dental laboratories, schools, government and other institutions. Our medical businesses serve physician offices, urgent care centers, ambulatory care sites, emergency medical technicians, dialysis centers, home health, federal and state governments and large enterprises, such as group practices and integrated delivery networks, among other providers across a wide range of specialties. Our global dental and medical groups serve practitioners in 32 countries worldwide.

The health care distribution reportable segment aggregates our global dental and medical operating segments. This segment distributes consumable products, dental specialty products, small equipment, laboratory products, large equipment, equipment repair services, branded and generic pharmaceuticals, vaccines, surgical products, diagnostic tests, infection-control products, PPE and vitamins.

Our global technology and value-added services reportable segment provides software, technology and other value-added services to health care practitioners. Our technology offerings include practice management software systems for dental and medical practitioners. Our value-added practice solutions include practice consultancy, education, revenue cycle management and financial services on a non-recourse basis, e-services, practice technology, network and hardware services, as well as continuing education services for practitioners.

The following tables present information about our reportable and operating segments:

| | Years Ended | | |
|---|---|---|---|
| | **December 31, 2022** | **December 25, 2021** | **December 26, 2020** |
| **Net Sales:** | | | |
| Health care distribution [(1)] | | | |
| Dental | $ 7,473 | $ 7,544 | $ 5,913 |
| Medical | 4,451 | 4,210 | 3,617 |
| Total health care distribution | 11,924 | 11,754 | 9,530 |
| Technology and value-added services [(2)] | 723 | 647 | 514 |
| Total excluding Corporate TSA net sales | 12,647 | 12,401 | 10,044 |
| Corporate TSA net sales[(3)] | - | - | 75 |
| Total | $ 12,647 | $ 12,401 | $ 10,119 |

(1) Consists of consumable products, small equipment, laboratory products, large equipment, equipment repair services, branded and generic pharmaceuticals, vaccines, surgical products, dental specialty products (including implant, orthodontic and endodontic products), diagnostic tests, infection-control products, PPE and vitamins.

(2) Consists of practice management software and other value-added products, which are distributed primarily to health care providers, practice consultancy, education, revenue cycle management and financial services on a non-recourse basis, e-services, continuing education services for practitioners, consulting and other services.

(3) Corporate TSA net sales represents sales of certain products to Covetrus under the transition services agreement entered into in connection with the Animal Health Spin-off, which ended in December 2020. See Note-23 Related Party Transactions for further information.

**(in millions, except share and per share data)**

| | Years ended | | |
|---|---|---|---|
| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| **Operating Income:** | | | |
| Health care distribution | $ 619 | $ 727 | $ 436 |
| Technology and value-added services | 128 | 125 | 99 |
| Total | $ 747 | $ 852 | $ 535 |
| **Income from continuing operations before taxes and equity in earnings of affiliates:** | | | |
| Health care distribution | $ 592 | $ 706 | $ 400 |
| Technology and value-added services | 129 | 125 | 100 |
| Total | $ 721 | $ 831 | $ 500 |
| **Depreciation and Amortization:** | | | |
| Health care distribution | $ 160 | $ 157 | $ 143 |
| Technology and value-added services | 52 | 53 | 43 |
| Total | $ 212 | $ 210 | $ 186 |
| **Interest Income:** | | | |
| Health care distribution | $ 16 | $ 7 | $ 10 |
| Technology and value-added services | 1 | - | - |
| Total | $ 17 | $ 7 | $ 10 |
| **Interest Expense:** | | | |
| Health care distribution | $ 44 | $ 28 | $ 41 |
| Total | $ 44 | $ 28 | $ 41 |
| **Income Tax Expense:** | | | |
| Health care distribution | $ 141 | $ 168 | $ 71 |
| Technology and value-added services | 29 | 30 | 24 |
| Total | $ 170 | $ 198 | $ 95 |
| **Purchases of Fixed Assets:** | | | |
| Health care distribution | $ 86 | $ 74 | $ 44 |
| Technology and value-added services | 10 | 5 | 5 |
| Total | $ 96 | $ 79 | $ 49 |

| | As of | | |
|---|---|---|---|
| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| **Total Assets:** | | | |
| Health care distribution | $ 7,287 | $ 7,157 | $ 6,503 |
| Technology and value-added services | 1,320 | 1,324 | 1,270 |
| Total | $ 8,607 | $ 8,481 | $ 7,773 |

**(in millions, except share and per share data)**

The following table presents information about our operations by geographic area as of and for the three years ended December 31, 2022. Net sales by geographic area are based on the respective locations of our subsidiaries. No country, except for the United States, generated net sales greater than 10% of consolidated net sales. There were no material amounts of sales or transfers among geographic areas and there were no material amounts of export sales.

| | 2022 | | 2021 | | 2020 | |
|---|---|---|---|---|---|---|
| | Net Sales | Long-Lived Assets | Net Sales | Long-Lived Assets | Net Sales | Long-Lived Assets |
| United States | $ 9,190 | $ 2,891 | $ 8,722 | $ 2,981 | $ 7,090 | $ 2,363 |
| Other | 3,457 | 1,256 | 3,679 | 1,232 | 3,029 | 1,252 |
| Consolidated total | $ 12,647 | $ 4,147 | $ 12,401 | $ 4,213 | $ 10,119 | $ 3,615 |

## Note 4 – Business Acquisitions and Divestiture

*Acquisitions*

We account for business acquisitions and combinations under the acquisition method of accounting, where the net assets of acquired businesses are recorded at their fair value at the acquisition date and our consolidated financial statements include their results of operations from that date. Any excess of acquisition consideration over the fair value of identifiable net assets acquired is recorded as goodwill. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized, such as future customers and technology, as well as the assembled workforce. Excluding goodwill, the major classes of assets and liabilities to which we generally allocate acquisition consideration include identifiable intangible assets (i.e., customer relationships and lists, trademarks and trade names, product development, and non-compete agreements), inventory and accounts receivable. The estimated fair value of identifiable intangible assets is based on critical judgments and assumptions derived from analysis of market conditions, including discount rates, projected revenue growth rates (which are based on historical trends and assessment of financial projections), estimated customer attrition and projected cash flows. These assumptions are forward-looking and could be affected by future economic and market conditions.

Some prior owners of acquired subsidiaries are eligible to receive additional purchase price cash consideration, or we may be entitled to recoup a portion of purchase price cash consideration if certain financial targets are met. We have accrued liabilities for the estimated fair value of additional purchase price consideration at the time of the acquisition, using the income approach, including a probability-weighted discounted cash flow method or an option pricing method, where applicable. Any adjustments to these accrual amounts are recorded in selling, general and administrative expenses within our consolidated statements of income.

While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement. As a result, within 12 months following the date of acquisition, or the measurement period, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill within our consolidated balance sheets. At the end of the measurement period or final determination of the values of such assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in our consolidated statements of operations.

**(in millions, except share and per share data)**

*2022 Acquisitions*

We completed several acquisitions during the year ended December 31, 2022, which were immaterial to our consolidated financial statements. Our acquired ownership interest ranged between 55% to 100%. Acquisitions within our health care distribution segment included companies that specialize in the distribution of dental products. Within our technology and value-added services segment, we acquired a company that educates and connects dental office managers, practice administrators and dental business leaders across North America.

The following table aggregates the estimated fair value, as of the date of acquisition, of consideration paid and net assets acquired for acquisitions during the year ended December 31, 2022. Approximately half of the acquired goodwill is deductible for tax purposes.

| | | 2022 |
|---|---|---|
| Acquisition consideration: | | |
| Cash | $ | 158 |
| Deferred consideration | | 2 |
| Fair value of previously held equity method investment | | 16 |
| Redeemable noncontrolling interests | | 17 |
| Total consideration | $ | 193 |
| Identifiable assets acquired and liabilities assumed: | | |
| Current assets | $ | 41 |
| Intangible assets | | 96 |
| Other noncurrent assets | | 13 |
| Current liabilities | | (29) |
| Deferred income taxes | | (6) |
| Other noncurrent liabilities | | (8) |
| Total identifiable net assets | | 107 |
| Goodwill | | 86 |
| Total net assets acquired | $ | 193 |

The following table summarizes the identifiable intangible assets acquired during the year ended December 31, 2022 and their estimated useful lives as of the date of the acquisition:

| | | 2022 | Estimated Useful Lives (in years) |
|---|---|---|---|
| Customer relationships and lists | $ | 81 | 8-12 |
| Trademark / Tradename | | 9 | 5 |
| Non-compete agreements | | 3 | 2-5 |
| Other | | 3 | 10 |
| | $ | 96 | |

The accounting for certain of our acquisitions during the year ended December 31, 2022 had not been completed in several areas, including but not limited to pending assessments of accounts receivable, inventory, intangible assets, right-of-use lease assets, accrued liabilities and income and non-income based taxes.

The pro forma financial information has not been presented because the impact of the acquisitions during the year ended December 31, 2022 to our consolidated financial statements was immaterial.

(in millions, except share and per share data)

*2021 Acquisitions*

We completed several acquisitions during the year ended December 25, 2021, which were immaterial to our financial statements. Our acquired ownership interests ranged from between approximately 51% to 100%. Acquisitions within our health care distribution segment included companies that specialize in the distribution and manufacturing of dental and medical products, a provider of home medical supplies, and a provider of product kitting and sterile packaging. Within our technology and value-added services segment, we acquired companies that focus on dental marketing and website solutions, practice transition services, revenue cycle management, and business analytics and intelligence software. Approximately half of the acquired goodwill is deductible for tax purposes.

The following table aggregates the estimated fair value, as of the date of acquisition, of consideration paid and net assets acquired for acquisitions during the year ended December 25, 2021.

| | | 2021 |
|---|---|---|
| Acquisition consideration: | | |
| Cash | $ | 579 |
| Deferred consideration | | 11 |
| Estimated fair value of contingent consideration receivable | | (5) |
| Fair value of previously held equity method investment | | 8 |
| Redeemable noncontrolling interests | | 181 |
| Total consideration | $ | 774 |
| Identifiable assets acquired and liabilities assumed: | | |
| Current assets | $ | 195 |
| Intangible assets | | 317 |
| Other noncurrent assets | | 51 |
| Current liabilities | | (93) |
| Deferred income taxes | | (26) |
| Other noncurrent liabilities | | (46) |
| Total identifiable net assets | | 398 |
| Goodwill | | 376 |
| Total net assets acquired | $ | 774 |

The following table summarizes the identifiable intangible assets acquired during the year ended December 25, 2021 and their estimated useful lives as of the date of the acquisition:

| | | 2021 | Estimated Useful Lives (in years) |
|---|---|---|---|
| Customer relationships and lists | $ | 220 | 5-12 |
| Trademark / Tradename | | 58 | 5-12 |
| Product development | | 19 | 5-10 |
| Non-compete agreements | | 5 | 3-5 |
| Other | | 15 | 18 |
| | $ | 317 | |

**(in millions, except share and per share data)**

*2020 Acquisitions*

We completed several acquisitions during the year ended December 26, 2020, which were immaterial to our financial statements. Our acquired ownership interests ranged from between approximately 51% to 100%. Acquisitions within our health care distribution segment included companies that manufacture endodontic files and companies that distribute dental supplies. Within our technology and value-added services segment, we acquired companies that focus on practice management software and provide software as a solution for dental practices. Approximately half of the acquired goodwill is deductible for tax purposes.

The following table aggregates the estimated fair value, as of the date of acquisition, of consideration paid and net assets acquired for acquisitions during the year ended December 26, 2020:

| | | 2020 |
|---|---|---|
| Acquisition consideration: | | |
| Cash | $ | 52 |
| Deferred consideration | | 6 |
| Fair value of previously held equity method investment | | 9 |
| Redeemable noncontrolling interests | | 26 |
| Total consideration | $ | 93 |
| Identifiable assets acquired and liabilities assumed: | | |
| Current assets | $ | 36 |
| Intangible assets | | 38 |
| Other noncurrent assets | | 22 |
| Current liabilities | | (21) |
| Deferred income taxes | | (4) |
| Other noncurrent liabilities | | (1) |
| Total identifiable net assets | | 70 |
| Goodwill | | 23 |
| Total net assets acquired | $ | 93 |

The following table summarizes the identifiable intangible assets acquired during the year ended December 26, 2020 and their estimated useful lives as of the date of the acquisition:

| | | 2020 | Estimated Useful Lives (in years) |
|---|---|---|---|
| Customer relationships and lists | $ | 23 | 10-12 |
| Product development | | 9 | 7-10 |
| Trademark / Tradename | | 4 | 5 |
| Non-compete agreements | | 2 | 5 |
| | $ | 38 | |

For the years ended December 31, 2022, December 25, 2021 and December 26, 2020, there were no material adjustments recorded in our consolidated balance sheets relating to accounting for acquisitions incomplete in prior periods. At December 25, 2021 we recorded an estimated contingent consideration receivable of $5 million, which was subsequently increased by additional $5 million during 2022 based on delays in timing of government approval of a certain product.

(in millions, except share and per share data)

During the years ended December 31, 2022, December 25, 2021 and December 26, 2020 we incurred $9 million, $7 million and $6 million in acquisition costs reported within income from continuing operations.

*Divestiture*

In the third quarter of 2021 we received contingent proceeds of $10 million from the 2019 sale of Hu-Friedy, resulting in the recognition of an additional after-tax gain of $7 million. During the fourth quarter of 2020 we received contingent proceeds of $2 million from the 2019 sale of Hu-Friedy, resulting in the recognition of an additional after-tax gain of $2 million. We do expect to receive any additional proceeds from the sale of Hu-Friedy.

**Note 5 – Property and Equipment, Net**

Property and equipment, including related estimated useful lives, consisted of the following:

| | December 31, 2022 | December 25, 2021 |
|---|---|---|
| Land | $ 20 | $ 21 |
| Buildings and permanent improvements | 135 | 140 |
| Leasehold improvements | 94 | 98 |
| Machinery and warehouse equipment | 169 | 153 |
| Furniture, fixtures and other | 127 | 119 |
| Computer equipment and software | 411 | 385 |
| | 956 | 916 |
| Less accumulated depreciation | (573) | (550) |
| Property and equipment, net | $ 383 | $ 366 |

| | Estimated Useful Lives (in years) |
|---|---|
| Buildings and permanent improvements | 40 |
| Machinery and warehouse equipment | 5-10 |
| Furniture, fixtures and other | 3-10 |
| Computer equipment and software | 3-10 |

Amortization of leasehold improvements is computed using the straight-line method over the lesser of the useful life of the assets or the lease term.

Property and equipment related depreciation expense for the years ended December 31, 2022, December 25, 2021 and December 26, 2020 was $68 million, $71 million and $64 million, respectively. Please see Note 6 – Leases for finance lease amounts included in property and equipment, net within our consolidated balance sheets.

(in millions, except share and per share data)

## Note 6 – Leases

We have operating and finance leases for corporate offices, office space, distribution and other facilities, vehicles and certain equipment. Our leases have remaining terms of less than one year to approximately 19 years, some of which may include options to extend the leases for up to 15 years. The components of lease expense were as follows:

| | Years Ended | | |
|---|---|---|---|
| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| Operating lease cost: (1) (2) | $ 150 | $ 103 | $ 87 |
| Finance lease cost: | | | |
| Amortization of right-of-use assets | 3 | 3 | 2 |
| Total finance lease cost | $ 3 | $ 3 | $ 2 |

(1) Includes variable lease expenses.

(2) Operating lease cost for the years ended December 31, 2022, December 25, 2021, and December 26, 2020, include accelerated amortization of right-of-use assets of $42 million, $0 million and $0 million, respectively, related to facility leases recorded in "Restructuring and integration costs" within our consolidated statements of income.

Further, for the years ended December 31, 2022, December 25, 2021 and December 26, 2020, we recognized impairment of right-of-use assets of $3 million, $0 million, and $4 million respectively, related to facility leases recorded in "Restructuring and integration costs" within our consolidated statement of income.

Supplemental balance sheet information related to leases is as follows:

| | Years Ended | |
|---|---|---|
| | December 31, 2022 | December 25, 2021 |
| Operating Leases: | | |
| Operating lease right-of-use assets | $ 284 | $ 325 |
| Current operating lease liabilities | 73 | 76 |
| Non-current operating lease liabilities | 275 | 268 |
| Total operating lease liabilities | $ 348 | $ 344 |
| Finance Leases: | | |
| Property and equipment, at cost | $ 16 | $ 13 |
| Accumulated depreciation | (6) | (5) |
| Property and equipment, net of accumulated depreciation | $ 10 | $ 8 |
| Current maturities of long-term debt | $ 4 | $ 3 |
| Long-term debt | 6 | 4 |
| Total finance lease liabilities | $ 10 | $ 7 |
| Weighted Average Remaining Lease Term in Years: | | |
| Operating leases | 6.7 | 7.3 |
| Finance leases | 3.1 | 3.6 |
| Weighted Average Discount Rate: | | |
| Operating leases | 2.8% | 2.4% |
| Finance leases | 3.3% | 1.7% |

(in millions, except share and per share data)

Supplemental cash flow information related to leases is as follows:

| | Years Ended December 31, 2022 | Years Ended December 25, 2021 |
|---|---|---|
| Cash paid for amounts included in the measurement of lease liabilities: | | |
| Operating cash flows for operating leases | $ 87 | 85 |
| Financing cash flows for finance leases | 3 | 3 |
| Right-of-use assets obtained in exchange for lease obligations: | | |
| Operating leases | $ 88 | 121 |
| Finance leases | 6 | 4 |

Maturities of lease liabilities are as follows:

| | December 31, 2022 Operating Leases | December 31, 2022 Finance Leases |
|---|---|---|
| 2023 | $ 82 | $ 5 |
| 2024 | 66 | 3 |
| 2025 | 56 | 1 |
| 2026 | 46 | 1 |
| 2027 | 33 | - |
| Thereafter | 98 | 1 |
| Total future lease payments | 381 | 11 |
| Less imputed interest | (33) | (1) |
| Total | $ 348 | $ 10 |

As of December 31, 2022, we have additional operating leases with total lease payments of $8 million for buildings and vehicles that have not yet commenced. These operating leases will commence subsequent to December 31, 2022, with lease terms of two years to five years.

Certain of our facilities related to our acquisitions are leased from employees and minority shareholders. These leases are classified as operating leases and have a remaining lease term ranging from 4 months to 9 years. As of December 31, 2022, current and non-current liabilities associated with related party operating leases were $4 million and $14 million, respectively. Related party leases represented 5.0% and 5.3% of the total current and non-current operating lease liabilities, respectively. The present value of lease payments under these related party leases is not material to our consolidated financial statements.

(in millions, except share and per share data)

## Note 7 – Goodwill and Other Intangibles, Net

The changes in the carrying amount of goodwill for the years ended December 31, 2022 and December 25, 2021 were as follows:

| | Health Care Distribution | Technology and Value-Added Services | Total |
|---|---|---|---|
| Balance as of December 26, 2020 | $ 1,501 | $ 1,003 | $ 2,504 |
| Adjustments to goodwill: | | | |
| Acquisitions | 359 | 24 | 383 |
| Foreign currency translation | (29) | (4) | (33) |
| Balance as of December 25, 2021 | 1,831 | 1,023 | 2,854 |
| Adjustments to goodwill: | | | |
| Acquisitions | 86 | (1) | 85 |
| Impairment | (20) | - | (20) |
| Foreign currency translation | (22) | (4) | (26) |
| Balance as of December 31, 2022 | $ 1,875 | $ 1,018 | $ 2,893 |

For the year ended December 31, 2022, we recorded a $20 million impairment of goodwill relating to the disposal of an unprofitable business whose estimated fair value was lower than its carrying value. The disposal of this business is part of our restructuring initiative as more fully discussed in Note 14 – Plans of Restructuring and Integration Costs.

Other intangible assets consisted of the following:

| | December 31, 2022 | | | December 25, 2021 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Cost | Accumulated Amortization | Net |
| Customer lists and relationships | $ 826 | $ (387) | $ 439 | $ 853 | $ (353) | $ 500 |
| Trademarks / trade names - definite lived | 125 | (51) | 74 | 129 | (44) | 85 |
| Product Development | 90 | (56) | 34 | 114 | (70) | 44 |
| Non-compete agreements | 25 | (6) | 19 | 25 | (6) | 19 |
| Other | 31 | (10) | 21 | 28 | (8) | 20 |
| Total | $ 1,097 | $ (510) | $ 587 | $ 1,149 | $ (481) | $ 668 |

Trademarks, trade names, customer lists and customer relationships were established through business acquisitions. Definite-lived trademarks and trade names are amortized on a straight-line basis over a weighted-average period of approximately 8.4 years as of December 31, 2022. Customer lists and customer relationships are definite-lived intangible assets that are amortized on a straight-line basis over a weighted-average period of approximately 10.0 years as of December 31, 2022. Product development is a definite-lived intangible asset that is amortized on a straight-line basis over a weighted-average period of approximately 8.6 years as of December 31, 2022.

Non-compete agreements represent amounts paid primarily to prior owners of acquired businesses, as well as certain sales persons, in exchange for placing restrictions on their ability to pose a competitive risk to us. Such amounts are amortized, on a straight-line basis over the respective non-compete period, which generally commences upon termination of employment or separation from us. The weighted-average non-compete period for agreements currently being amortized was approximately 5.3 years as of December 31, 2022.

Amortization expense, excluding impairment charges, related to definite-lived intangible assets for the years ended December 31, 2022, December 25, 2021 and December 26, 2020 was $126 million, $124 million and $106 million.

During the year ended December 31, 2022, we recorded $49 million of impairment charges related to businesses within our health care distribution segment, represented by an intangible asset impairment of $15 million related to the disposal of an unprofitable business and a $34 million impairment of customer lists and relationships

(in millions, except share and per share data)

attributable to customer attrition rates being higher than expected in certain other businesses. Our impairment loss was calculated as the difference between the carrying value and the estimated fair value of the intangible assets, using a discounted estimate of future cash flows. Please see Note 14 – Plans of Restructuring and Integration Costs for additional details.

During the year ended December 25, 2021, we recorded a $1 million impairment charge related ratably to a business within our health care distribution segment and a business within our technology and value-added services segment.

During the year ended December 26, 2020, we recorded a $20 million impairment charge related to businesses within our technology and value-added services segment due to customer attrition rates being higher than expected.

The above intangible asset impairment charges were recorded within selling, general and administrative expenses; and restructuring and integration charges in our consolidated statement of income.

The annual amortization expense expected to be recorded for existing intangibles assets for the years 2023 through 2027 is $120 million, $96 million, $84 million, $68 million and $55 million.

**Note 8 – Investments and Other**

Investments and other consisted of the following:

| | December 31, 2022 | December 25, 2021 |
|---|---|---|
| Investment in unconsolidated affiliates | $ 161 | $ 168 |
| Non-current deferred foreign, state and local income taxes | 88 | 35 |
| Notes receivable (1) | 28 | 36 |
| Capitalized costs for software to be sold, leased or marketed to external users | 79 | 65 |
| Security deposits | 3 | 2 |
| Acquisition-related indemnification | 59 | 66 |
| Non-current pension assets | 8 | - |
| Other long-term assets | 46 | 52 |
| Total | $ 472 | $ 424 |

(1) Long-term notes receivable carry interest rates ranging from 3.0% to 7.5% and are due in varying installments through May 11, 2028.

Amortization expense, primarily related to capitalized costs for software to be sold, leased or marketed to external users, for the years ended December 31, 2022, December 25, 2021 and December 26, 2020 was $18 million, $15 million and $16 million, respectively.

**Note 9 – Fair Value Measurements**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

• Level 1— Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

• Level 2— Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

• Level 3— Inputs that are unobservable for the asset or liability.

The following section describes the fair values of our financial instruments and the methodologies that we used to measure their fair values.

*Investments and notes receivable*

There are no quoted market prices available for investments in unconsolidated affiliates and notes receivable. Certain of our notes receivable contain variable interest rates. We believe the carrying amounts are a reasonable estimate of fair value based on the interest rates in the applicable markets.

*Debt*

The fair value of our debt (including bank credit lines, current maturities of long-term debt and long-term debt) is classified as Level 3 within the fair value hierarchy, and as of December 31, 2022 and December 25, 2021 was estimated at $1,149 million and $873 million, respectively. Factors that we considered when estimating the fair value of our debt include market conditions, such as interest rates and credit spreads.

*Derivative contracts*

Derivative contracts are valued using quoted market prices and significant other observable inputs. We use derivative instruments to minimize our exposure to fluctuations in foreign currency exchange rates. Our derivative instruments primarily include foreign currency forward agreements related to certain intercompany loans, certain forecasted inventory purchase commitments with foreign suppliers, foreign currency forward contracts to hedge a portion of our euro-denominated foreign operations which are designated as net investment hedges and a total return swap for the purpose of economically hedging our unfunded non-qualified SERP and our DCP.

The fair values for the majority of our foreign currency derivative contracts are obtained by comparing our contract rate to a published forward price of the underlying market rates, which is based on market rates for comparable transactions and are classified within Level 2 of the fair value hierarchy. See Note 11-Derivatives and Hedging Activities for further information.

**(in millions, except share and per share data)**

*Total Return Swaps*

The fair value for the Total Return Swap is measured by valuing the underlying ETFs of the swap using market-on-close pricing by industry providers as of the valuation date and are classified within Level 2 of the fair value hierarchy.

*Redeemable noncontrolling interests*

The values for Redeemable noncontrolling interests are classified within Level 3 of the fair value hierarchy and are based on recent transactions and/or implied multiples of earnings. See Note 18 – Redeemable Noncontrolling Interests for additional information.

Assets measured on a non-recurring basis at fair value include Goodwill and Other intangibles, net, and are classified as Level 3 within the fair value hierarchy. See Note 1 – Basis of Presentation and Significant Accounting Policies and Note 7 – Goodwill and Other Intangibles, Net for additional information. The following table presents our assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2022 and December 25, 2021:

| | December 31, 2022 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Assets: | | | | |
| Derivative contracts designated as hedges | $ - | $ 23 | $ - | $ 23 |
| Derivative contracts undesignated | - | 4 | - | 4 |
| Total assets | $ - | $ 27 | $ - | $ 27 |
| Liabilities: | | | | |
| Derivative contracts designated as hedges | $ - | $ 1 | $ - | $ 1 |
| Derivative contracts undesignated | - | 3 | - | 3 |
| Total return swaps | - | 3 | - | 3 |
| Total liabilities | $ - | $ 7 | $ - | $ 7 |
| Redeemable noncontrolling interests | $ - | $ - | $ 576 | $ 576 |

| | December 25, 2021 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Assets: | | | | |
| Derivative contracts designated as hedges | $ - | $ 8 | $ - | $ 8 |
| Derivative contracts undesignated | - | 1 | - | 1 |
| Total return swap | - | 1 | - | 1 |
| Total assets | $ - | $ 10 | $ - | $ 10 |
| Liabilities: | | | | |
| Derivative contracts designated as hedges | $ - | $ 1 | $ - | $ 1 |
| Derivative contracts undesignated | - | 2 | - | 2 |
| Total liabilities | $ - | $ 3 | $ - | $ 3 |
| Redeemable noncontrolling interests | $ - | $ - | $ 613 | $ 613 |

(in millions, except share and per share data)

**Note 10 – Concentrations of Risk**

Certain financial instruments potentially subject us to concentrations of credit risk. These financial instruments consist primarily of cash equivalents, trade receivables, long-term investments, notes receivable and derivative instruments. In all cases, our maximum exposure to loss from credit risk equals the gross fair value of the financial instruments. We routinely maintain cash balances at financial institutions in excess of insured amounts. We have not experienced any loss in such accounts and we manage this risk through maintaining cash deposits and other highly liquid investments in high quality financial institutions. We continuously assess the need for reserves for such losses, which have been within our expectations. We do not require collateral or other security to support financial instruments subject to credit risk, except for long-term notes receivable.

We limit our credit risk with respect to our cash equivalents, short-term and long-term investments and derivative instruments, by monitoring the credit worthiness of the financial institutions who are the counter-parties to such financial instruments. As a risk management policy, we limit the amount of credit exposure by diversifying and utilizing numerous investment grade counter-parties.

With respect to our trade receivables, our credit risk is somewhat limited due to a relatively large customer base and its dispersion across different types of health care professionals and geographic areas. No single customer accounted for more than 2% of our net sales in 2022 or 2021. With respect to our sources of supply, our top 10 health care distribution suppliers and our single largest supplier accounted for approximately 28% and 4%, respectively, of our aggregate purchases in each of the years ended December 31, 2022 and December 25, 2021.

Our long-term notes receivable primarily represent strategic financing arrangements with certain affiliates. Generally, these notes are secured by certain assets of the counterparty; however, in most cases our security is subordinate to other commercial financial institutions. While we have exposure to credit loss in the event of non-performance by these counter-parties, we conduct ongoing assessments of their financial and operational performance.

**Note 11 – Derivatives and Hedging Activities**

We are exposed to market risks as well as changes in foreign currency exchange rates as measured against the U.S. dollar and each other, and changes to the credit risk of the derivative counterparties. We attempt to minimize these risks by primarily using foreign currency forward contracts and by maintaining counter-party credit limits. These hedging activities provide only limited protection against currency exchange and credit risks. Factors that could influence the effectiveness of our hedging programs include currency markets and availability of hedging instruments and liquidity of the credit markets. All foreign currency forward contracts that we enter into are components of hedging programs and are entered into for the sole purpose of hedging an existing or anticipated currency exposure. We do not enter into such contracts for speculative purposes and we manage our credit risks by diversifying our counterparties, maintaining a strong balance sheet and having multiple sources of capital.

During 2019 we entered into foreign currency forward contracts to hedge a portion of our euro-denominated foreign operations which are designated as net investment hedges. These net investment hedges offset the change in the U.S. dollar value of our investment in certain euro-functional currency subsidiaries due to fluctuating foreign exchange rates. Gains and losses related to these net investment hedges are recorded in accumulated other comprehensive loss within our consolidated balance sheets. Amounts excluded from the assessment of hedge effectiveness are included in interest expense within our consolidated statements of income. The aggregate notional value of this net investment hedge, which matures on November 16, 2023, is approximately €200 million. During the years ended December 31, 2022 and December 25, 2021, we recorded losses of $9 million and $11 million, respectively, within other comprehensive income related to these foreign currency forward contracts. See Note 9 – Fair Value Measurements for additional information.

**(in millions, except share and per share data)**

On March 20, 2020, we entered into a total return swap for the purpose of economically hedging our unfunded non-qualified SERP and our DCP. This swap will offset changes in our SERP and DCP liabilities. At the inception, the notional value of the investments in these plans was $43 million. At December 31, 2022, the notional value of the investments in these plans was $78 million. At December 31, 2022, the financing blended rate for this swap was based on the Secured Overnight Financing Rate ("SOFR") of 4.03% plus 0.55%, for a combined rate of 4.58%. For the years ended December 31, 2022 and December 25, 2021, we have recorded a gain/(loss), within selling, general and administrative in our consolidated statement of income, of approximately ($17) million and $12 million, respectively, net of transaction costs, related to this undesignated swap. During the years ended December 31, 2022 and December 25, 2021, the swap resulted in a neutral impact to our results of operations. This swap is expected to be renewed on an annual basis after its current expiration date of March 31, 2023, and is expected to result in a neutral impact to our results of operations. See Note 17 – Employee Benefit Plans for additional information.

Fluctuations in the value of certain foreign currencies as compared to the U.S. dollar may positively or negatively affect our revenues, gross margins, operating expenses and retained earnings, all of which are expressed in U.S. dollars. Where we deem it prudent, we engage in hedging programs using primarily foreign currency forward contracts aimed at limiting the impact of foreign currency exchange rate fluctuations on earnings. We purchase short-term (i.e., generally 18 months or less) foreign currency forward contracts to protect against currency exchange risks associated with intercompany loans due from our international subsidiaries and the payment of merchandise purchases to our foreign suppliers. We do not hedge the translation of foreign currency profits into U.S. dollars, as we regard this as an accounting exposure, not an economic exposure. Amounts related to our hedging activities are recorded in prepaid expenses and other and/or accrued expenses: other within our consolidated balance sheets. Our hedging activities have historically not had a material impact on our consolidated financial statements. Accordingly, additional disclosures related to derivatives and hedging activities required by ASC 815 have been omitted.

**(in millions, except share and per share data)**

## Note 12 – Debt

*Bank Credit Lines*

Bank credit lines consisted of the following:

| | December 31, 2022 | December 25, 2021 |
|---|---|---|
| Revolving credit agreement | $ - | $ - |
| Other short-term bank credit lines | 103 | 51 |
| Total | $ 103 | $ 51 |

*Revolving Credit Agreement*

On August 20, 2021, we entered into a $1.0 billion revolving credit agreement (the "Credit Agreement"). This facility which matures on August 20, 2026 replaced our $750 million revolving credit facility which was scheduled to mature in April 2022. The interest rate is based on the USD LIBOR plus a spread based on our leverage ratio at the end of each financial reporting quarter. Most LIBOR rates have been discontinued after December 31, 2021, while the remaining LIBOR rates will be discontinued immediately after June 30, 2023. We do not expect the discontinuation of LIBOR as a reference rate in our debt agreements to have a material adverse effect on our financial position or to materially affect our interest expense. The Credit Agreement requires, among other things, that we maintain certain maximum leverage ratios. Additionally, the Credit Agreement contains customary representations, warranties and affirmative covenants as well as customary negative covenants, subject to negotiated exceptions, on liens, indebtedness, significant corporate changes (including mergers), dispositions and certain restrictive agreements. As of December 31, 2022 and December 25, 2021, we had no borrowings under this revolving credit facility. As of December 31, 2022 and December 25, 2021, there were $9 million and $9 million of letters of credit, respectively, provided to third parties under the credit facility.

*Other Short-Term Bank Credit Lines*

As of December 31, 2022 and December 25, 2021, we had various other short-term bank credit lines available, with a maximum borrowing capacity of $402 million as of December 31, 2022, of which $103 million and $51 million, respectively, were outstanding. At December 31, 2022 and December 25, 2021, borrowings under all of these credit lines had a weighted average interest rate of 10.11% and 10.44%, respectively.

*Long-term debt*

Long-term debt consisted of the following:

| | December 31, 2022 | December 25, 2021 |
|---|---|---|
| Private placement facilities | $ 699 | $ 706 |
| U.S. trade accounts receivable securitization | 330 | 105 |
| Various collateralized and uncollateralized loans payable with interest, in varying installments through 2023 at interest rates ranging from 0.00% to 3.50% at December 31, 2022 and ranging from 2.62% to 4.27% at December 25, 2021 | 7 | 4 |
| Finance lease obligations | 10 | 7 |
| Total | 1,046 | 822 |
| Less current maturities | (6) | (11) |
| Total long-term debt | $ 1,040 | $ 811 |

**(in millions, except share and per share data)**

*Private Placement Facilities*

Our private placement facilities were amended on October 20, 2021 to include four (previously three) insurance companies, have a total facility amount of $1.5 billion (previously $1.0 billion), and are available on an uncommitted basis at fixed rate economic terms to be agreed upon at the time of issuance, from time to time through October 20, 2026 (previously June 23, 2023). The facilities allow us to issue senior promissory notes to the lenders at a fixed rate based on an agreed upon spread over applicable treasury notes at the time of issuance. The term of each possible issuance will be selected by us and can range from five to 15 years (with an average life no longer than 12 years). The proceeds of any issuances under the facilities will be used for general corporate purposes, including working capital and capital expenditures, to refinance existing indebtedness, and/or to fund potential acquisitions. The agreements provide, among other things, that we maintain certain maximum leverage ratios, and contain restrictions relating to subsidiary indebtedness, liens, affiliate transactions, disposal of assets and certain changes in ownership. These facilities contain make-whole provisions in the event that we pay off the facilities prior to the applicable due dates.

On March 5, 2021, we amended the private placement facilities to, among other things, (a) modify the financial covenant from being based on a net leverage ratio to a total leverage ratio and (b) restore the maximum maintenance total leverage ratio to 3.25x and remove the 1.00% interest rate increase triggered if the net leverage ratio were to exceed 3.0x.

The components of our private placement facility borrowings, which have a weighted average interest rate of 2.99%, as of December 31, 2022 are presented in the following table:

| Date of Borrowing | Amount of Borrowing Outstanding | Borrowing Rate | Due Date |
|---|---|---|---|
| January 20, 2012 | $ 50 | 3.45% | January 20, 2024 |
| December 24, 2012 | 50 | 3.00 | December 24, 2024 |
| June 16, 2017 | 100 | 3.42 | June 16, 2027 |
| September 15, 2017 | 100 | 3.52 | September 15, 2029 |
| January 2, 2018 | 100 | 3.32 | January 2, 2028 |
| September 2, 2020 | 100 | 2.35 | September 2, 2030 |
| June 2, 2021 | 100 | 2.48 | June 2, 2031 |
| June 2, 2021 | 100 | 2.58 | June 2, 2033 |
| Less: Deferred debt issuance costs | (1) | | |
| Total | $ 699 | | |

*U.S. Trade Accounts Receivable Securitization*

We have a facility agreement based on the securitization of our U.S. trade accounts receivable that is structured as an asset-backed securitization program with pricing committed for up to three years. On December 15, 2022, we extended the expiration date of this facility agreement to December 15, 2025 (the previous maturity date was October 18, 2024) and maintained the purchase limit under the facility as $450 million with two banks as agents.

As of December 31, 2022 and December 25, 2021, the borrowings outstanding under this securitization facility were $330 million and $105 million, respectively. At December 31, 2022, the interest rate on borrowings under this facility was based on the asset-backed commercial paper rate of 4.58% plus 0.75%, for a combined rate of 5.33%. At December 25, 2021, the interest rate on borrowings under this facility was based on the asset-backed commercial paper rate of 0.19% plus 0.75%, for a combined rate of 0.94%.

**(in millions, except share and per share data)**

If our accounts receivable collection pattern changes due to customers either paying late or not making payments, our ability to borrow under this facility may be reduced.

We are required to pay a commitment fee of 30 to 35 basis points depending upon program utilization.

As of December 31, 2022, the aggregate amounts of long-term debt, including finance lease obligations and net of deferred debt issuance costs of $1 million, maturing in each of the next five years and thereafter are as follows:

| | |
|---|---|
| 2023 | $ 6 |
| 2024 | 109 |
| 2025 | 331 |
| 2026 | - |
| 2027 | 100 |
| Thereafter | 500 |
| Total | $ 1,046 |

**(in millions, except share and per share data)**

### Note 13 – Income Taxes

Income before taxes and equity in earnings of affiliates was as follows:

| | Years ended | | |
|---|---|---|---|
| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| Domestic | $ 506 | $ 593 | $ 431 |
| Foreign | 215 | 238 | 69 |
| Total | $ 721 | $ 831 | $ 500 |

The provisions for income taxes were as follows:

| | Years ended | | |
|---|---|---|---|
| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| Current income tax expense: | | | |
| U.S. Federal | $ 150 | $ 129 | $ 83 |
| State and local | 49 | 37 | 24 |
| Foreign | 44 | 43 | 41 |
| Total current | 243 | 209 | 148 |
| Deferred income tax expense (benefit): | | | |
| U.S. Federal | (48) | (12) | (18) |
| State and local | (13) | (3) | (5) |
| Foreign | (12) | 4 | (30) |
| Total deferred | (73) | (11) | (53) |
| Total provision | $ 170 | $ 198 | $ 95 |

**(in millions, except share and per share data)**

The tax effects of temporary differences that give rise to our deferred income tax asset (liability) were as follows:

| | Years Ended | |
|---|---|---|
| | **December 31, 2022** | **December 25, 2021** |
| Deferred income tax asset: | | |
| Net operating losses and other carryforwards | $ 64 | $ 55 |
| Inventory, premium coupon redemptions and accounts receivable valuation allowances | 57 | 46 |
| Stock-based compensation | 11 | 13 |
| Uniform capitalization adjustment to inventories | 11 | 10 |
| Operating lease liability | 77 | 79 |
| Other asset | 48 | 41 |
| Total deferred income tax asset | 268 | 244 |
| Valuation allowance for deferred tax assets (1) | (36) | (36) |
| Net deferred income tax asset | 232 | 208 |
| Deferred income tax liability | | |
| Intangibles amortization | (112) | (134) |
| Operating lease right-of-use asset | (61) | (74) |
| Property and equipment | (7) | (7) |
| Total deferred tax liability | (180) | (215) |
| Net deferred income tax asset (liability) | $ 52 | $ (7) |

(1) Primarily relates to operating losses, the benefits of which are uncertain. Any future reductions of such valuation allowances will be reflected as a reduction of income tax expense.

The assessment of the amount of value assigned to our deferred tax assets under the applicable accounting rules is judgmental. We are required to consider all available positive and negative evidence in evaluating the likelihood that we will be able to realize the benefit of our deferred tax assets in the future. Such evidence includes reversals of deferred tax liabilities and projected future taxable income. Since this evaluation requires consideration of events that may occur some years into the future, there is an element of judgment involved. Realization of our deferred tax assets is dependent on generating sufficient taxable income in future periods. We believe that it is more likely than not that future taxable income will be sufficient to allow us to recover substantially all of the value assigned to our deferred tax assets. However, if future events cause us to conclude that it is not more likely than not that we will be able to recover the value assigned to our deferred tax assets, we will be required to adjust our valuation allowance accordingly.

As of December 31, 2022, we had federal, state and foreign net operating loss carryforwards of approximately $30 million, $31 million and $220 million, respectively. The federal, state and foreign net operating loss carryforwards will begin to expire in various years from 2023 through 2041. The amounts of federal, state and foreign net operating losses that can be carried forward indefinitely are $21 million, $4 million and $218 million, respectively.

(in millions, except share and per share data)

The tax provisions differ from the amount computed using the federal statutory income tax rate as follows:

| | Years ended | | |
|---|---|---|---|
| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| Income tax provision at federal statutory rate | $ 151 | $ 175 | $ 105 |
| State income tax provision, net of federal income tax effect | 20 | 21 | 13 |
| Foreign income tax provision | 4 | 6 | - |
| Pass-through noncontrolling interest | (4) | (4) | (3) |
| Valuation allowance | (2) | (6) | 1 |
| Unrecognized tax benefits and audit settlements | 11 | 7 | (18) |
| Interest expense related to loans | (12) | (11) | (11) |
| Tax benefit related to legal entity reorganization outside the U.S. | - | - | (6) |
| Other | 2 | 10 | 14 |
| Total income tax provision | $ 170 | $ 198 | $ 95 |

For the year ended December 31, 2022, our effective tax rate was 23.5%, compared to 23.8% for the prior year period. In 2022, the difference between our effective tax rate and the federal statutory tax rate primarily relates to state and foreign income taxes and interest expense. In 2021, the difference between our effective tax rate and the federal statutory tax rate was primarily due to state and foreign income taxes and interest expense. In 2020, our effective tax rate was 19.1%. The difference between our effective tax rate and the federal statutory tax rate was primarily due to an Advance Pricing Agreement with the U.S Internal Revenue Service (the "IRS") in the U.S., other audit resolutions, state and foreign income taxes and interest expense.

On August 16, 2022, the Inflation Reduction Act (H.R. 5376) ("IRA") was signed into law in the United States. Among other things, the IRA imposes a 15% corporate alternative minimum tax for tax years beginning after December 31, 2022 and levies a 1% excise tax on net stock repurchases after December 31, 2022. We are still in the process of analyzing the provisions of the IRA.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in response to the COVID-19 pandemic. The CARES Act includes, but is not limited to, certain income tax provisions that modify the Section 163(j) limitation of business interest and net operating loss carryover and carryback rules. The modifications to Section 163(j) increase the allowable business interest deduction from 30% of adjusted taxable income to 50% of adjusted taxable income for years beginning in 2019 and 2020. The CARES Act eliminated the NOL income limitation for years beginning before 2021 and it extended the carryback period to five years for losses incurred in 2018, 2019 and 2020. We have analyzed the income tax provisions of the CARES Act and have accounted for the impact in the year ended December 26, 2020, which did not have a material impact on our consolidated financial statements. There are certain other non-income tax benefits available to us under the CARES Act that require further clarification or interpretation that may affect our consolidated financial statements in the future. On December 27, 2020, the Consolidated Appropriations Act was enacted into law and extended certain non-income tax benefits under the CARES Act.

On July 20, 2020, the IRS issued final regulations related to the Tax Cuts and Jobs Act enacted in 2017 (the "Tax Act"). The final regulations concern the global intangible low-taxed income ("GILTI") and subpart F income provisions of the Tax Act. To provide flexibility to taxpayers, the IRS is permitting the application of these final regulations to prior tax years, if the taxpayer elects to do so. We have analyzed the final regulations, which do not have a material impact to our consolidated financial statements.

(in millions, except share and per share data)

On December 22, 2017, the U.S. government passed the Tax Act, which requires U.S. companies to pay a mandatory one-time transition tax on historical offshore earnings that have not been repatriated to the U.S. The transition tax is payable over eight years. Within our consolidated balance sheets, transition tax of $19 million and $14 million were included in “accrued taxes” for 2022 and 2021, respectively, and $23 million and $42 million were included in “other liabilities” for 2022 and 2021, respectively.

Due to the one-time transition tax and the imposition of the GILTI provisions, all previously unremitted earnings will no longer be subject to U.S. federal income tax; however, there could be U.S., state and/or foreign withholding taxes upon distribution of such unremitted earnings. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable.

ASC 740 prescribes the accounting for uncertainty in income taxes recognized in the financial statements in accordance with other provisions contained within this guidance. This topic prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likely of being realized upon ultimate audit settlement. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities for uncertain tax positions taken in respect of certain tax matters.

The total amount of unrecognized tax benefits, which are included in “other liabilities” within our consolidated balance sheets, as of December 31, 2022 and December 25, 2021 was approximately $94 million and $84 million, respectively, of which $80 million and $69 million, respectively would affect the effective tax rate if recognized. It is possible that the amount of unrecognized tax benefits will change in the next 12 months, which may result in a material impact on our consolidated statements of income.

All tax returns audited by the IRS are officially closed through 2018. The tax years subject to examination by the IRS include years 2019 and forward. In addition, limited positions reported in the 2017 tax year are subject to IRS examination. During the quarter ended December 25, 2021, we were notified by the IRS that tax year 2019 was selected for examination. During the quarter ended June 26, 2021 we reached a resolution with the Appellate Division for all remaining outstanding issues for 2012 and 2013.

During the quarter ended September 26, 2020 we reached an agreement with the Advanced Pricing Division on an appropriate transfer pricing methodology for the years 2014-2025. The objective of this resolution was to mitigate future transfer pricing audit adjustments.

In the fourth quarter of 2020, we reached a resolution with the IRS for the 2014-2016 audit cycle.

The total amounts of interest and penalties are classified as a component of the provision for income taxes. The amount of tax interest expense (credit) was approximately $0 million, $0 million and $(3) million in 2022, 2021 and 2020, respectively. The total amount of accrued interest is included in “other liabilities”, and was approximately $12 million as of December 31, 2022 and $12 million as of December 25, 2021. The amount of penalties accrued for during the periods presented were not material to our consolidated financial statements.

## HENRY SCHEIN, INC.
### NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
### (in millions, except share and per share data)

The following table provides a reconciliation of unrecognized tax benefits:

| | December 31, 2022 | | December 25, 2021 | | December 26, 2020 |
|---|---|---|---|---|---|
| Balance, beginning of period | $ | 71 | $ 70 | $ | 91 |
| Additions based on current year tax positions | | 14 | 3 | | 5 |
| Additions based on prior year tax positions | | 8 | 11 | | 8 |
| Reductions based on prior year tax positions | | - | (1) | | (1) |
| Reductions resulting from settlements with taxing authorities | | (1) | (9) | | (19) |
| Reductions resulting from lapse in statutes of limitations | | (10) | (3) | | (14) |
| Balance, end of period | $ | 82 | $ 71 | $ | 70 |

## Note 14 – Plans of Restructuring and Integration Costs

On August 1, 2022, we committed to a restructuring plan focused on funding the priorities of the strategic plan and streamlining operations and other initiatives to increase efficiency. We expect this initiative to extend through 2023. We are currently unable in good faith to make a determination of an estimate of the amount or range of amounts expected to be incurred in connection with these activities, both with respect to each major type of cost associated therewith and with respect to the total cost, or an estimate of the amount or range of amounts that will result in future cash expenditures.

During the year ended December 31, 2022, we recorded restructuring charges of $128 million primarily related to severance and employee-related costs, accelerated amortization of right-of-use lease assets, impairment of other long-lived assets and lease exit costs.

During the three months ended December 31, 2022, in connection with our restructuring plan, we vacated one of the buildings at our corporate headquarters in Melville NY, which resulted in an accelerated amortization of right-of-use lease asset of $34 million. We also initiated the disposal of a non-profitable US business and recorded related costs of $49 million which primarily consisted of impairment of intangible assets and goodwill, inventory impairment, and severance and employee-related costs. These expenses are included in the $128 million of restructuring charges discussed above. The disposal is expected to be completed in the first quarter of 2023.

On August 26, 2022, we acquired Midway Dental Supply. In connection with this acquisition, during the year ended December 31, 2022, we recorded integration costs of $3 million related to one-time employee and other costs, as well as restructuring charges of $9 million, which are included in the $128 million of restructuring charges discussed above.

On November 20, 2019, we committed to a contemplated restructuring initiative intended to mitigate stranded costs associated with the spin-off of our animal health business and to rationalize operations and provide expense efficiencies. These activities were originally expected to be completed by the end of 2020 but we extended them to the end of 2021 in light of the changes to the business environment brought on by the COVID-19 pandemic. The restructuring activities under this prior initiative were completed in 2021.

**(in millions, except share and per share data)**

Restructuring and integration costs recorded during our 2022, 2021 and 2020 fiscal years consisted of the following:

| | Year Ended December 31, 2022 | | | | |
|---|---|---|---|---|---|
| | Health-Care Distribution | | Technology and Value-Added Services | | |
| | Restructuring Costs | Integration Costs | Restructuring Costs | Integration Costs | Total |
| Severance and employee-related costs | $ 25 | $ - | $ 4 | $ - | $ 29 |
| Impairment and accelerated depreciation and amortization of right-of-use lease assets and other long-lived assets | 47 | - | - | - | 47 |
| Exit and other related costs | 3 | - | - | - | 3 |
| Loss on disposal of a business | 49 | - | - | - | 49 |
| Integration employee-related and other costs | - | 3 | - | - | 3 |
| Total restructuring and integration costs | $ 124 | $ 3 | $ 4 | $ - | $ 131 |

| | Year Ended December 25, 2021 | | | | |
|---|---|---|---|---|---|
| | Health-Care Distribution | | Technology and Value-Added Services | | |
| | Restructuring Costs | Integration Costs | Restructuring Costs | Integration Costs | Total |
| Severance and employee-related costs | $ 6 | $ - | $ 2 | $ - | $ 8 |
| Total restructuring and integration costs | $ 6 | $ - | $ 2 | $ - | $ 8 |

| | Year Ended December 26, 2020 | | | | |
|---|---|---|---|---|---|
| | Health-Care Distribution | | Technology and Value-Added Services | | |
| | Restructuring Costs | Integration Costs | Restructuring Costs | Integration Costs | Total |
| Severance and employee-related costs | $ 25 | $ - | $ 1 | $ - | $ 26 |
| Impairment and accelerated depreciation and amortization of right-of-use lease assets and other long-lived assets | 4 | - | - | - | 4 |
| Exit and other related costs | 2 | - | - | - | 2 |
| Total restructuring and integration costs | $ 31 | $ - | $ 1 | $ - | $ 32 |

(in millions, except share and per share data)

The following table summarizes, by reportable segment, the activity related to the liabilities associated with our restructuring initiatives for the year ended December 31, 2022. The remaining accrued balance of restructuring costs as of December 31, 2022 is included in accrued expenses: other within our condensed consolidated balance sheet.

| | Health Care Distribution | Technology and Value-Added Services | Total |
|---|---|---|---|
| Balance, December 25, 2021 | $ 3 | $ 1 | $ 4 |
| Restructuring charges | 124 | 4 | 128 |
| Non-cash asset impairment and accelerated depreciation and amortization of right-of-use lease assets and other long-lived assets | (47) | - | (47) |
| Non-cash impairment on disposal of a business | (46) | - | (46) |
| Cash payments and other adjustments | (13) | (2) | (15) |
| Balance, December 31, 2022 | $ 21 | $ 3 | $ 24 |

**Note 15 – Commitments and Contingencies**

*Purchase Commitments*

In our health care distribution business, we sometimes enter into long-term purchase commitments to ensure the availability of products for distribution. Future minimum annual payments for inventory purchase commitments as of December 31, 2022 were:

| | |
|---|---|
| 2023 | $ 5 |
| 2024 | 4 |
| 2025 | 4 |
| 2026 | 4 |
| 2027 | 4 |
| Thereafter | - |
| Total minimum inventory purchase commitment payments | $ 21 |

*Employment, Consulting and Non-Compete Agreements*

We have employment, consulting and non-compete agreements that have varying base aggregate annual payments for the years 2023 through 2027 and thereafter of approximately $23 million, $7 million, $5 million, $0 million, $0 million, and $0 million, respectively. We also have lifetime consulting agreements that provide for current compensation of four-hundred thousand dollars per year, increasing twenty-five thousand dollars every fifth year with the next increase in 2026. In addition, some agreements have provisions for additional incentives and compensation.

*Litigation*

Henry Schein, Inc. has been named as a defendant in multiple opioid related lawsuits (currently less than one-hundred and fifty (150); in approximately half of those cases one or more of Henry Schein, Inc.'s subsidiaries is also named as a defendant). Generally, the lawsuits allege that the manufacturers of prescription opioid drugs engaged in a false advertising campaign to expand the market for such drugs and their own market share and that the entities in the supply chain (including Henry Schein, Inc. and its affiliated companies) reaped financial rewards by refusing or otherwise failing to monitor appropriately and restrict the improper distribution of those drugs. These actions consist of some that have been consolidated within the MultiDistrict Litigation ("MDL") proceeding

(in millions, except share and per share data)

In Re National Prescription Opiate Litigation (MDL No. 2804; Case No. 17-md-2804) and are currently stayed, and others which remain pending in state courts and are proceeding independently and outside of the MDL. At this time, the following cases are set for trial: the action filed by DCH Health Care Authority, et al. in Alabama state court, which has been designated a bellwether with eight of thirty-eight plaintiffs set for a jury trial on July 24, 2023; and the action filed by Florida Health Sciences Center, Inc. (and 38 other hospitals located throughout the State of Florida) in Florida state court, which is currently scheduled for a jury trial in October 2024. In December 2022, we settled seven cases filed in Utah (plus one case in which we were not yet named a defendant) by nineteen plaintiffs for a total amount of sixty thousand dollars. The seven cases have been dismissed. Of Henry Schein's 2022 net sales of approximately $12.6 billion from continuing operations, sales of opioids represented less than two-tenths of 1 percent. Opioids represent a negligible part of our business. We intend to defend ourselves vigorously against these actions.

In August 2022, Henry Schein received a Grand Jury Subpoena from the United States Attorney's Office for the Western District of Virginia, seeking documents in connection with an investigation of possible violations of the Federal Food, Drug & Cosmetic Act by Butler Animal Health Supply, LLC ("Butler"), a former subsidiary of Henry Schein. The investigation relates to the sale of veterinary prescription drugs to certain customers. In October 2022, Henry Schein received a second Grand Jury Subpoena from the United States Attorney's Office for the Western District of Virginia. The October Subpoena seeks documents relating to payments Henry Schein received from Butler or Covetrus, Inc. ("Covetrus"). Butler was spun off into a separate company and became a subsidiary of Covetrus in 2019 and is no longer owned by Henry Schein. We are cooperating with the investigation.

From time to time, we may become a party to other legal proceedings, including, without limitation, product liability claims, employment matters, commercial disputes, governmental inquiries and investigations (which may in some cases involve our entering into settlement arrangements or consent decrees), and other matters arising out of the ordinary course of our business. While the results of any legal proceeding cannot be predicted with certainty, in our opinion none of these other pending matters are currently anticipated to have a material adverse effect on our consolidated financial position, liquidity or results of operations.

As of December 31, 2022, we had accrued our best estimate of potential losses relating to claims that were probable to result in liability and for which we were able to reasonably estimate a loss. This accrued amount, as well as related expenses, was not material to our financial position, results of operations or cash flows. Our method for determining estimated losses considers currently available facts, presently enacted laws and regulations and other factors, including probable recoveries from third parties.

(in millions, except share and per share data)

**Note 16 – Stock-Based Compensation**

Stock-based awards are provided to certain employees under the terms of our 2020 Stock Incentive Plan and to non-employee directors under the terms of our 2015 Non-Employee Director Stock Incentive Plan (together, the "Plans"). The Plans are administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"). Historically, equity-based awards to our employees have been granted solely in the form of time-based and performance-based restricted stock units ("RSUs"). However, for our 2021 fiscal year, in light of the COVID-19 pandemic, the Compensation Committee determined it would be difficult for management to set a meaningful three-year cumulative earnings per share target as the goal applicable to performance-based RSU awards as it had done in prior years. Instead, the Compensation Committee set our equity-based awards to employees for fiscal 2021 in the form of time-based RSUs and non-qualified stock options which focus on stock value appreciation and retention instead of pre-established performance goals. Our non-employee directors continued to receive equity-based awards for fiscal 2021 solely in the form of time-based RSUs. In March 2022, the Compensation Committee reinstated performance-based RSUs for equity-based awards to employees for fiscal 2022 and awarded grants in the form of performance-based RSUs, time-based RSUs and non-qualified stock options.

As of December 31, 2022, there were 70,942,657 shares authorized and 8,034,696 shares available to be granted under the 2020 Stock Incentive Plan and 1,892,657 shares authorized and 192,400 shares available to be granted under the 2015 Non-Employee Director Stock Incentive Plan.

RSUs are stock-based awards granted to recipients with specified vesting provisions. In the case of RSUs, common stock is delivered on or following satisfaction of vesting conditions. We issue RSUs to employees that primarily vest (i) solely based on the recipient's continued service over time, primarily with four-year cliff vesting and/or (ii) based on achieving specified performance measurements and the recipient's continued service over time, primarily with three-year cliff vesting. RSUs granted under the 2015 Non-Employee Director Stock Incentive Plan primarily are granted with 12-month cliff vesting. For these RSUs, we recognize the cost as compensation expense on a straight-line basis.

With respect to time-based RSUs, we estimate the fair value on the date of grant based on our closing stock price at the time of grant. With respect to performance-based RSUs, the number of shares that ultimately vest and are received by the recipient is based upon our performance as measured against specified targets over a specified period, as determined by the Compensation Committee. Although there is no guarantee that performance targets will be achieved, we estimate the fair value of performance-based RSUs based on our closing stock price at time of grant.

Each of the Plans provide for certain adjustments to the performance measurement in connection with awards under the Plans. With respect to the performance-based RSUs granted under our 2020 Stock Incentive Plan, such performance measurement adjustments relate to significant events, including, without limitation, acquisitions, divestitures, new business ventures, certain capital transactions (including share repurchases), differences in budgeted average outstanding shares (other than those resulting from capital transactions referred to above), restructuring costs, if any, certain litigation settlements or payments, if any, changes in accounting principles or in applicable laws or regulations, changes in income tax rates in certain markets, foreign exchange fluctuations, the financial impact of certain products and unforeseen events or circumstances affecting us.

Over the performance period, the number of shares of common stock that will ultimately vest and be issued and the related compensation expense is adjusted upward or downward based upon our estimation of achieving such performance targets. The ultimate number of shares delivered to recipients and the related compensation cost recognized as an expense will be based on our actual performance metrics as defined under the Plans.

**(in millions, except share and per share data)**

Stock options are awards that allow the recipient to purchase shares of our common stock at a fixed price following vesting of the stock options. Stock options are granted at an exercise price equal to our closing stock price on the date of grant. Stock options issued beginning in 2021 vest one-third per year based on the recipient's continued service, subject to the terms and conditions of the 2020 Stock Incentive Plan, are fully vested three years from the grant date and have a contractual term of ten years from the grant date, subject to earlier termination of the term upon certain events. Compensation expense for these stock options is recognized using a graded vesting method. We estimate the fair value of stock options using the Black-Scholes valuation model.

In addition to equity-based awards granted in fiscal 2021 under the long-term incentive program, the Compensation Committee granted a Special Pandemic Recognition Award under the 2020 Stock Incentive Plan to recipients of performance-based RSUs under the 2018 long-term incentive program. The payout under the performance-based restricted stock units granted under the fiscal 2018 long-term incentive program (the "2018 LTIP") was negatively impacted by the global COVID-19 pandemic. Given the significance of the impact of the pandemic on our three-year EPS goal under such equity awards and the contributions made by our employees (including those who received such awards), on March 3, 2021, the Compensation Committee granted a Special Pandemic Recognition Award to recipients of performance-based restricted stock units under the 2018 LTIP who were employed by us on the grant date of the Special Pandemic Recognition Award. These time-based RSU awards vest 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date, based on the recipient's continued service and subject to the terms and conditions of the 2020 Stock Incentive Plan, and are recorded as compensation expense using a graded vesting method. The combination of the 20% payout based on actual performance of the 2018 LTIP and the one-time Special Pandemic Recognition Award granted in 2021 will generate a cumulative payout of 75% of each recipient's original number of performance-based restricted stock units awarded in 2018 if the recipient satisfies the two-year vesting schedule commencing on the grant date.

Our accompanying consolidated statements of income reflect pre-tax share-based compensation expense of $54 million ($41 million after-tax), $78 million ($60 million after-tax) and $9 million ($7 million after-tax) for the years ended December 31, 2022, December 25, 2021 and December 26, 2020.

Total unrecognized compensation cost related to non-vested awards as of December 31, 2022 was $75 million, which is expected to be recognized over a weighted-average period of approximately 2.1 years.

The weighted-average grant date fair value of stock-based awards granted before forfeitures was $85.51, $62.72 and $60.23 per share during the years ended December 31, 2022, December 25, 2021 and December 26, 2020.

Certain stock-based compensation granted may require us to settle in the form of a cash payment. During the year ended December 31, 2022, we recorded a liability of $0.4 million relating to the grant date fair value of stock-based compensation to be settled in cash.

We record deferred income tax assets for awards that will result in future deductions on our income tax returns based on the amount of compensation cost recognized and our statutory tax rate in the jurisdiction in which we will receive a deduction.

Our accompanying consolidated statements of cash flows present our stock-based compensation expense as an adjustment to reconcile net income to net cash provided by operating activities for all periods presented. In the accompanying consolidated statements of cash flows, there were no benefits associated with tax deductions in excess of recognized compensation as a cash inflow from financing activities for the years ended December 31, 2022, December 25, 2021 and December 26, 2020.

(in millions, except share and per share data)

The following weighted-average assumptions were used in determining the most recent fair values of stock options using the Black-Scholes valuation model:

| | 2022 |
|---|---|
| Expected dividend yield | 0.00% |
| Expected stock price volatility | 27.80% |
| Risk-free interest rate | 3.62% |
| Expected life of options (years) | 6.00 |

We have not declared cash dividends on our stock in the past and we do not anticipate declaring cash dividends in the foreseeable future. The expected stock price volatility is based on implied volatilities from traded options on our stock, historical volatility of our stock, and other factors. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant in conjunction with considering the expected life of options. The six-year expected life of the options was determined using the simplified method for estimating the expected term as permitted under SAB Topic 14. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by recipients of stock options, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us.

The following table summarizes the stock option activity for the year ended December 31, 2022:

| | Stock Options | | | |
|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Remaining Weighted Average Remaining Contractual Life in Years | Aggregate Intrinsic Value |
| Outstanding at beginning of year | 767,717 | $ 63.24 | | |
| Granted | 420,075 | 85.81 | | |
| Exercised | (36,150) | 62.92 | | |
| Forfeited | (34,068) | 74.84 | | |
| Outstanding at end of year | 1,117,574 | $ 71.38 | 8.5 | $ 12 |
| Options exercisable at end of year | 220,688 | $ 63.35 | | |

| | Number of Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (in years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Vested or expected to vest | 885,428 | $ 73.50 | 8.7 | $ 8 |

The following tables summarize the activity of our unvested RSUs for the year ended December 31, 2022:

| | Time-Based Restricted Stock Units | | | Performance-Based Restricted Stock Units | | |
|---|---|---|---|---|---|---|
| | Shares/Units | Weighted Average Grant Date Fair Value Per Share | Intrinsic Value Per Share | Shares/Units | Weighted Average Grant Date Fair Value Per Share | Intrinsic Value Per Share |
| Outstanding at beginning of period | 1,945,862 | $ 58.79 | | 674,753 | $ 59.63 | |
| Granted | 471,840 | 85.49 | | 267,865 | 82.35 | |
| Vested | (566,887) | 55.46 | | (396,220) | 59.21 | |
| Forfeited | (94,771) | 67.87 | | (25,482) | 67.65 | |
| Outstanding at end of period | 1,756,044 | $ 66.59 | $ 79.87 | 520,916 | $ 60.23 | $ 79.87 |

The total intrinsic value per share of RSUs that vested was $78.74, $73.99 and $61.49 during the years ended December 31, 2022, December 25, 2021 and December 26, 2020.

**(in millions, except share and per share data)**

## Note 17 – Employee Benefit Plans

*Defined benefit plans*

Certain of our employees in our international markets participate in various noncontributory defined benefit plans. These plans are managed to provide pension benefits to covered employees in accordance with local regulations and practices. Our net unfunded liability for these plans are recorded in accrued expenses: other; and other liabilities within our consolidated balance sheets. The following table presents the changes in projected benefit obligations, plan assets, and the funded status of our defined benefit pension plans:

| | Years Ended | |
|---|---|---|
| | **December 31, 2022** | **December 25, 2021** |
| Obligation and funded status: | | |
| **Change in benefit obligation** | | |
| Projected benefit obligation, beginning of period | $ 128 | $ 130 |
| Service costs | 3 | 4 |
| Interest cost | 1 | - |
| Past service cost | - | 5 |
| Actuarial loss | (19) | (5) |
| Benefits paid [(1)] | (1) | - |
| Participant contributions | 1 | 1 |
| Settlements | (1) | (2) |
| Effect of foreign currency translation | (4) | (5) |
| Projected benefit obligation, end of period | $ 108 | $ 128 |
| **Change in plan assets** | | |
| Fair value of plan assets at beginning of period | $ 75 | $ 65 |
| Actual return on plan assets | (3) | 5 |
| Employer contributions | 2 | 2 |
| Plan participant contributions | 1 | 1 |
| Expected return on plan assets | 1 | 4 |
| Benefit received [(1)] | - | 2 |
| Settlements | (1) | (3) |
| Effect of foreign currency translation | (2) | (1) |
| Fair value of plan assets at end of period | $ 73 | $ 75 |
| Unfunded status at end of period | $ 35 | $ 53 |

(1) Includes regular benefit payments and amounts transferred in by new participants.

The majority of our defined benefit plans are unfunded, with the exception of one plan in one country where the amount of assets exceeds the projected benefit obligation by approximately $6 million and $6 million as of December 31, 2022 and December 25, 2021, respectively.

(in millions, except share and per share data)

The following table provides the amounts recognized in our consolidated balance sheets for our defined benefit pension plans:

| | Years Ended | |
|---|---|---|
| | December 31, 2022 | December 25, 2021 |
| Non-current assets | $ 25 | $ 22 |
| Current liabilities | (1) | (1) |
| Non-current liabilities | (59) | (74) |
| Accumulated other comprehensive loss, pre-tax | 4 | 21 |

The following table provides the net periodic pension cost for our defined benefit plans:

| | Years Ended | | |
|---|---|---|---|
| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| Service cost | $ 3 | $ 4 | $ 3 |
| Interest cost | 1 | - | - |
| Expected return on plan assets | (1) | (1) | - |
| Employee contributions | - | - | - |
| Amortization of prior service credit | 1 | 1 | 1 |
| Recognized net actuarial loss | - | - | - |
| Settlements | - | - | - |
| Net periodic pension cost | $ 4 | $ 4 | $ 4 |

The following tables present the weighted-average actuarial assumptions used to determine our pension benefit obligation and our net periodic pension cost for the periods presented:

| | Years Ended | |
|---|---|---|
| **Pension Benefit Obligation** | December 31, 2022 | December 25, 2021 |
| Weighted average discount rate | 1.67 % | 0.87 % |

| | Years Ended | | |
|---|---|---|---|
| **Net Periodic Pension Cost** | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| Discount rate-pension benefit | 1.25 % | 0.56 % | 0.51 % |
| Expected return on plan assets | 0.81 % | 0.71 % | 0.87 % |
| Rate of compensation increase | 1.68 % | 1.95 % | 1.97 % |
| Pension increase rate | 0.61 % | 0.72 % | 0.67 % |

(in millions, except share and per share data)

The following table presents the estimated pension benefit payments that are payable to the plan's participants as of December 31, 2022:

| Year | | |
|---|---|---|
| 2023 | $ | 6 |
| 2024 | | 6 |
| 2025 | | 5 |
| 2026 | | 5 |
| 2027 | | 7 |
| 2028 to 2032 | | 38 |
| Total | $ | 67 |

*401(k) Plans*

We offer qualified 401(k) plans to substantially all our domestic full-time employees. As determined by our Board of Directors, matching contributions to these plans generally do not exceed 100% of the participants' contributions up to 7% of their base compensation, subject to applicable legal limits. Matching contributions consist of cash and were allocated entirely to the participants' investment elections on file, subject to a 20% allocation limit to the Henry Schein Stock Fund. Due to the impact of COVID-19, as part of our initiative to generate cash savings, we suspended the matching contribution for the second half of 2020. The matching contribution was reinstated in 2021. Forfeitures attributable to participants whose employment terminates prior to becoming fully vested are used to reduce our matching contributions and offset administrative expenses of the 401(k) plans.

Assets of the 401(k) and other defined contribution plans are held in self-directed accounts enabling participants to choose from various investment fund options. Matching contributions related to these plans charged to operations during the years ended December 31, 2022, December 25, 2021 and December 26, 2020 amounted to $45 million, $38 million and $21 million, respectively. Within our consolidated statements of income, $37 million is included in selling, general and administrative expenses; and $8 million is included in cost of goods sold.

*Supplemental Executive Retirement Plan ("SERP")*

We offer an unfunded, non-qualified SERP to eligible employees. This plan generally covers officers and certain highly compensated employees after they have reached the maximum IRS allowed pre-tax 401(k) contribution limit. Our contributions to this plan are equal to the 401(k) employee-elected contribution percentage applied to base compensation for the portion of the year in which such employees are not eligible to make pre-tax contributions to the 401(k) plan. Due to the impact of COVID-19, as part of our initiative to generate cash savings, we suspended contributions under the SERP for the second half of 2020. Contributions to the SERP were restored in 2021. The amounts charged to operations during the years ended December 31, 2022, December 25, 2021 and December 26, 2020 amounted to $(1) million, $2 million and $3 million, respectively. The charges are included in selling, general and administrative expenses line item within our consolidated statements of income. Please see Note 11 – Derivatives and Hedging Activities for additional information.

*Deferred Compensation Plan ("DCP")*

During 2011, we began to offer DCP to a select group of management or highly compensated employees of the Company and certain subsidiaries. This plan allows for the elective deferral of base salary, bonus and/or commission compensation by eligible employees. The amounts charged to operations during the years ended December 31, 2022, December 25, 2021 and December 26, 2020 were approximately $(11) million, $8 million and $8 million, respectively. The charges are included in selling, general and administrative expenses line item within our consolidated statements of income. Please see Note 11 – Derivatives and Hedging Activities for additional information.

(in millions, except share and per share data)

## Note 18 – Redeemable Noncontrolling Interests

Some minority stockholders in certain of our subsidiaries have the right, at certain times, to require us to acquire their ownership interest in those entities at fair value. ASC 480-10 is applicable for noncontrolling interests where we are or may be required to purchase all or a portion of the outstanding interest in a consolidated subsidiary from the noncontrolling interest holder under the terms of a put option contained in contractual agreements. The components of the change in the redeemable noncontrolling interests for the years ended December 31, 2022, December 25, 2021 and December 26, 2020 are presented in the following table:

| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
|---|---|---|---|
| Balance, beginning of period | $ 613 | $ 328 | $ 287 |
| Decrease in redeemable noncontrolling interests due to acquisitions of noncontrolling interests in subsidiaries | (31) | (60) | (17) |
| Increase in redeemable noncontrolling interests due to business acquisitions | 4 | 189 | 28 |
| Net income attributable to redeemable noncontrolling interests | 21 | 23 | 14 |
| Dividends declared | (21) | (21) | (13) |
| Effect of foreign currency translation loss attributable to redeemable noncontrolling interests | (6) | (6) | (4) |
| Change in fair value of redeemable securities | (4) | 160 | 33 |
| Balance, end of period | $ 576 | $ 613 | $ 328 |

## Note 19 – Comprehensive Income

Comprehensive income includes certain gains and losses that, under U.S. GAAP, are excluded from net income as such amounts are recorded directly as an adjustment to stockholders' equity.

The following table summarizes our Accumulated other comprehensive loss, net of applicable taxes as of:

| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
|---|---|---|---|
| Attributable to Redeemable noncontrolling interests: | | | |
| Foreign currency translation adjustment | $ (37) | $ (31) | $ (25) |
| Attributable to noncontrolling interests: | | | |
| Foreign currency translation adjustment | $ (1) | $ - | $ - |
| Attributable to Henry Schein, Inc.: | | | |
| Foreign currency translation adjustment | $ (236) | $ (155) | $ (77) |
| Unrealized gain (loss) from foreign currency hedging activities | 5 | (2) | (11) |
| Pension adjustment loss | (2) | (14) | (20) |
| Accumulated other comprehensive loss | $ (233) | $ (171) | $ (108) |
| Total Accumulated other comprehensive loss | $ (271) | $ (202) | $ (133) |

(in millions, except share and per share data)

The following table summarizes the components of comprehensive income, net of applicable taxes as follows:

| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
|---|---|---|---|
| Net income | $ 566 | $ 660 | $ 420 |
| Foreign currency translation gain (loss) | (88) | (84) | 63 |
| Tax effect | - | - | - |
| Foreign currency translation gain (loss) | (88) | (84) | 63 |
| Unrealized gain (loss) from foreign currency hedging activities | 10 | 12 | (10) |
| Tax effect | (3) | (3) | 3 |
| Unrealized gain (loss) from foreign currency hedging activities | 7 | 9 | (7) |
| Pension adjustment gain | 16 | 8 | - |
| Tax effect | (4) | (2) | - |
| Pension adjustment gain | 12 | 6 | - |
| Comprehensive income | $ 497 | $ 591 | $ 476 |

Our financial statements are denominated in the U.S. Dollar currency. Fluctuations in the value of foreign currencies as compared to the U.S. Dollar may have a significant impact on our comprehensive income. The foreign currency translation gain (loss) during the years ended December 31, 2022, December 25, 2021 and December 26, 2020 was primarily due to changes in foreign currency exchange rates of the Euro, British Pound, Australian Dollar, Brazilian Real, New Zealand Dollar and Canadian Dollar. The foreign currency translation gain (loss) during the years ended December 31, 2022, December 25, 2021 and December 26, 2020 was primarily attributable to a net investment hedge that was entered into during 2019. See Note 11-Derivatives and Hedging Activities for further information.

The following table summarizes our total comprehensive income, net of applicable taxes as follows:

| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
|---|---|---|---|
| Comprehensive income attributable to Henry Schein, Inc. | $ 476 | $ 568 | $ 463 |
| Comprehensive income attributable to noncontrolling interests | 6 | 6 | 3 |
| Comprehensive income attributable to Redeemable noncontrolling interests | 15 | 17 | 10 |
| Comprehensive income | $ 497 | $ 591 | $ 476 |

(in millions, except share and per share data)

**Note 20 – Discontinued Operations**

*Animal Health Spin-off*

On February 7, 2019 (the "Distribution Date"), we completed the separation (the "Separation") and subsequent merger ("Merger") of our animal health business (the "Henry Schein Animal Health Business") with Direct Vet Marketing, Inc. (d/b/a Vets First Choice, "Vets First Choice"). This was accomplished by a series of transactions among us, Vets First Choice, Covetrus, Inc. (f/k/a HS Spinco, Inc. "Covetrus"), a wholly owned subsidiary of ours prior to the Distribution Date, and HS Merger Sub, Inc., a wholly owned subsidiary of Covetrus ("Merger Sub"). In connection with the Separation, we contributed, assigned and transferred to Covetrus certain applicable assets, liabilities and capital stock or other ownership interests relating to the Henry Schein Animal Health Business. On the Distribution Date, we received a tax-free distribution of $1,120 million from Covetrus pursuant to certain debt financing incurred by Covetrus. On the Distribution Date and prior to the Animal Health Spin-off, Covetrus issued shares of Covetrus common stock to certain institutional accredited investors (the "Share Sale Investors") for $361 million (the "Share Sale"). The proceeds of the Share Sale were paid to Covetrus and distributed to us. Subsequent to the Share Sale, we distributed, on a pro rata basis, all of the shares of the common stock of Covetrus held by us to our stockholders of record as of the close of business on January 17, 2019 (the "Animal Health Spin-off"). After the Share Sale and Animal Health Spin-off, Merger Sub consummated the Merger whereby it merged with and into Vets First Choice, with Vets First Choice surviving the Merger as a wholly owned subsidiary of Covetrus. Immediately following the consummation of the Merger, on a fully diluted basis, (i) approximately 63% of the shares of Covetrus common stock were (a) owned by our stockholders and the Share Sale Investors, and (b) held by certain employees of the Henry Schein Animal Health Business (in the form of certain equity awards), and (ii) approximately 37% of the shares of Covetrus common stock were (a) owned by stockholders of Vets First Choice immediately prior to the Merger, and (b) held by certain employees of Vets First Choice (in the form of certain equity awards). After the Separation and the Merger, we no longer beneficially owned any shares of Covetrus common stock and, following the Distribution Date, will not consolidate the financial results of Covetrus for the purpose of our financial reporting. Following the Separation and the Merger, Covetrus was an independent, publicly traded company on the Nasdaq Global Select Market.

In connection with the completion of the Animal Health Spin-off, we entered into a transition services agreement, which ended in December 2020, with Covetrus under which we agreed to provide certain transition services for up to twenty-four months in areas such as information technology, finance and accounting, human resources, supply chain, and real estate and facility services.

As a result of the Separation, the financial position and results of operations of the Henry Schein Animal Health Business are presented as discontinued operations and have been excluded from continuing operations and segment results for all periods presented. The accompanying notes to the consolidated financial statements have been revised to reflect the effect of the Separation and all prior year balances have been revised accordingly to reflect continuing operations only. The historical statements of Comprehensive Income (Loss) and Shareholders' Equity have not been revised to reflect the Separation and instead reflect the Separation as an adjustment to the balances at December 26, 2020.

In February 2019, we completed the Animal Health Spin-off. During the year ended December 26, 2020, we incurred $0 million in transaction costs associated with this transaction. All transaction costs related to the Animal Health Spin-off have been included in results from discontinued operations.

**(in millions, except share and per share data)**

Summarized financial information for our discontinued operations is as follows:

| | Year Ended December 26, 2020 |
|---|---|
| Selling, general and administrative | $ 2 |
| Operating loss | (2) |
| Income tax benefit | (3) |
| Income from discontinued operations | 1 |
| Net income from discontinued operations attributable to Henry Schein, Inc. | 1 |

The operating loss from discontinued operations for the year ended December 26, 2020 was primarily attributable to costs directly related to the Animal Health Spin-off. See Note 23 – Related Party Transactions for additional information.

The net income from discontinued operations for the year ended December 26, 2020 was primarily attributable to a reduction in a liability for tax indemnification and a tax refund received during 2020 by a holding company previously part of our Animal Health legal structure and other favorable tax resolutions.

**Note 21 – Earnings Per Share**

Basic earnings per share is computed by dividing net income attributable to Henry Schein, Inc. by the weighted-average number of common shares outstanding for the period. Our diluted earnings per share is computed similarly to basic earnings per share, except that it reflects the effect of common shares issuable for presently unvested RSUs and upon exercise of stock options using the treasury stock method in periods in which they have a dilutive effect.

A reconciliation of shares used in calculating earnings per basic and diluted share follows:

| | Years Ended | | |
|---|---|---|---|
| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| Basic | 136,064,221 | 140,090,889 | 142,504,193 |
| Effect of dilutive securities: | | | |
| Stock options and restricted stock units | 1,691,449 | 1,681,892 | 899,489 |
| Diluted | 137,755,670 | 141,772,781 | 143,403,682 |

The number of antidilutive securities that were excluded from the calculation of diluted weighted average common shares outstanding are as follows:

| | Years Ended | | |
|---|---|---|---|
| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| Stock options | 342,716 | 611,869 | - |
| Restricted stock units | 19,466 | 1,048 | 2,398 |
| Total anti-dilutive securities excluded from EPS computation | 362,182 | 612,917 | 2,398 |

(in millions, except share and per share data)

**Note 22 – Supplemental Cash Flow Information**

Cash paid for interest and income taxes was:

| | Years ended | | |
|---|---|---|---|
| | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| Interest | $ 47 | $ 29 | $ 43 |
| Income taxes | 265 | 242 | 207 |

For the years ended December 31, 2022, December 25, 2021 and December 26, 2020, we had $10 million, $12 million and $(10) million of non-cash net unrealized gains (losses) related to foreign currency hedging activities, respectively.

**Note 23 – Related Party Transactions**

In connection with the completion of the Animal Health Spin-off during our 2019 fiscal year, we entered into a transition services agreement with Covetrus under which we agreed to provide certain transition services for up to twenty-four months in areas such as information technology, finance and accounting, human resources, supply chain, and real estate and facility services. (see Note 20 – Discontinued Operations for additional details).

For the year ended December 26, 2020, we recorded approximately $13 million of fees for these services. Pursuant to the transition services agreement, Covetrus purchased certain products from us. During the year December 26, 2020, net sales to Covetrus under the transition services agreement were approximately $75 million. Sales to Covetrus under the transition services agreement ended in December 2020.

In connection with the formation of Henry Schein One, LLC, our joint venture with Internet Brands, which was formed on July 1, 2018, we entered into a ten-year royalty agreement with Internet Brands whereby we will pay Internet Brands approximately $31 million annually for the use of their intellectual property. During the years ended December 31, 2022, December 25, 2021 and December 26, 2020, we recorded $31 million, $31 million and $31 million, respectively in connection with costs related to this royalty agreement. As of December 31, 2022 and December 25, 2021, Henry Schein One, LLC had a net receivable (payable) balance from (to) Internet Brands of ($8) million and $9 million, respectively, comprised of amounts related to results of operations and the royalty agreement. The components of this receivable and payable are recorded within prepaid expenses and other; and accrued expenses: other, respectively, within our consolidated balance sheets.

During our normal course of business, we have interests in entities that we account for under the equity accounting method. During the years ended December 31, 2022, December 25, 2021 and December 26, 2020, we recorded net sales of $46 million, $48 million, and $38 respectively, to such entities. During our fiscal years ended 2022, 2021 and 2020, we purchased $9 million, $15 million and $12 million respectively, from such entities. At December 31, 2022 and December 25, 2021, we had in aggregate $36 million and $44 million, due from our equity affiliates, and $6 million and $7 million due to our equity affiliates, respectively.

Certain of our facilities related to our acquisitions are leased from employees and minority shareholders. Please see Note 6 – Leases for further information.

**ITEM 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**ITEM 9A.  Controls and Procedures**

*Evaluation of Disclosure Controls and Procedures*

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  Based on this evaluation, our management, including our principal executive officer and principal financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2022, to ensure that all material information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to them as appropriate to allow timely decisions regarding required disclosure and that all such information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

*Changes in Internal Control over Financial Reporting*

The combination of acquisitions, continued acquisition integrations and systems implementation activity undertaken during the quarter ended December 31, 2022 and carried over from prior quarters when considered in the aggregate, does not represent a material change in our internal control over financial reporting.

*Management's Report on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  Our internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.  Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013), updated and reissued by the Committee of Sponsoring Organizations, or the COSO Framework.  Based on our evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective at a reasonable assurance level as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been independently audited by BDO USA, LLP, an independent registered public accounting firm, and their attestation is included herein.

*Limitations of the Effectiveness of Internal Control*

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.  Because of the inherent limitations of any internal control system, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.

**Report Of Independent Registered Public Accounting Firm**

Shareholders and Board of Directors
Henry Schein, Inc.
Melville, NY

**Opinion on Internal Control over Financial Reporting**

We have audited Henry Schein, Inc.'s (the "Company's") internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2022 and December 25, 2021, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 21, 2023 expressed as an unqualified opinion thereon.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A, Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, LLP
New York, NY
February 21, 2023

**ITEM 9B.  Other Information**

Not applicable.

**ITEM 9C.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

<h2 style="text-align:center">PART III</h2>

**ITEM 10.  Directors, Executive Officers and Corporate Governance**

Information required by this item regarding our directors and executive officers and our corporate governance is hereby incorporated by reference to the Section entitled "Election of Directors," with respect to directors, and the first paragraph of the Section entitled "Corporate Governance - Board of Directors Meetings and Committees - Audit Committee," with respect to corporate governance, in each case in our definitive 2023 Proxy Statement to be filed pursuant to Regulation 14A and to the Section entitled "Information about our Executive Officers" in Part I of this report, with respect to executive officers.

There have been no changes to the procedures by which stockholders may recommend nominees to our Board of Directors since our last disclosure of such procedures, which appeared in our definitive 2022 Proxy Statement filed pursuant to Regulation 14A on April 6, 2022.

Information required by this item concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 is hereby incorporated by reference to the Section entitled "Delinquent Section 16(a) Reports" in our definitive 2023 Proxy Statement to be filed pursuant to Regulation 14A, to the extent responsive disclosure is required.

We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Controller.  We make available free of charge through our Internet website, www.henryschein.com, under the "About Henry Schein--Corporate Governance Highlights" caption, our Code of Ethics.  We intend to disclose on our Web site any amendment to, or waiver of, a provision of the Code of Ethics.

**ITEM 11.  Executive Compensation**

The information required by this item is hereby incorporated by reference to the Sections entitled "Compensation Discussion and Analysis," "Compensation Committee Report" (which information shall be deemed furnished in this Annual Report on Form 10-K), "Executive and Director Compensation" and "Compensation Committee Interlocks and Insider Participation" in our definitive 2023 Proxy Statement to be filed pursuant to Regulation 14A.

**ITEM 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

We maintain several stock incentive plans for the benefit of certain officers, directors and employees.  All active plans have been approved by our stockholders.  Descriptions of these plans appear in the notes to our consolidated financial statements.  The following table summarizes information relating to these plans as of December 31, 2022:

| Plan Category | Number of Common Shares to be Issued Upon Exercise of Outstanding Options and Rights | Weighted- Average Exercise Price of Outstanding Options | Number of Common Shares Available for Future Issuances |
|---|---|---|---|
| Plans Approved by Stockholders | - | $ - | 8,227,096 |
| Plans Not Approved by Stockholders | - | - | - |
| Total | - | $ - | 8,227,096 |

The other information required by this item is hereby incorporated by reference to the Section entitled "Security Ownership of Certain Beneficial Owners and Management" in our definitive 2023 Proxy Statement to be filed pursuant to Regulation 14A.

**ITEM 13.  Certain Relationships and Related Transactions, and Director Independence**

The information required by this item is hereby incorporated by reference to the Section entitled "Certain Relationships and Related Transactions" and "Corporate Governance – Board of Directors Meetings and Committees – Independent Directors" in our definitive 2023 Proxy Statement to be filed pursuant to Regulation 14A.

**ITEM 14.  Principal Accounting Fees and Services**

The information required by this item is hereby incorporated by reference to the Section entitled "Independent Registered Public Accounting Firm Fees and Pre-Approval Policies and Procedures" in our definitive 2023 Proxy Statement to be filed pursuant to Regulation 14A.


**PART IV**


**ITEM 15.  Exhibits, Financial Statement Schedules**
**(a)      List of Documents Filed as a Part of This Report:**

1. Financial Statements:
   Our Consolidated Financial Statements filed as a part of this report are listed on the index on
   Page 60.

2. Index to Exhibits:
   See exhibits listed under Item 15(b) below.

**(b) Exhibits**

2.1     Contribution and Distribution Agreement, dated as of April 20, 2018, by and among us, HS Spinco, Inc., Direct Vet Marketing, Inc. and Shareholder Representative Services LLC. (Incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on April 23, 2018 (film no. 18767875).)*

2.2     Agreement and Plan of Merger, dated as of April 20, 2018, by and among us, HS Spinco, Inc, HS Merger Sub, Inc., Direct Vet Marketing, Inc. and Shareholder Representative Services LLC. (Incorporated by reference to Exhibit 2.2 to our Current Report on Form 8-K filed on April 23, 2018 (film no. 18767875).)*

2.3     Letter Agreement, Amendment No. 1 to Contribution and Distribution Agreement and Amendment No. 1 to Agreement and Plan of Merger, dated as of September 14, 2018, by and among us, HS Spinco, Inc., HS Merger Sub, Inc., Direct Vet Marketing, Inc. and Shareholder Representative Services LLC.( Incorporated by reference to Exhibit 2.3 to our Annual Report on Form 10-K for the fiscal year ended December 29, 2018 filed on February 20, 2019.)

2.4     Letter Agreement and Amendment No. 2 to Contribution and Distribution Agreement, dated as of November 30, 2018, by and among us, HS Spinco, Inc., Direct Vet Marketing, Inc. and Shareholder Representative Services LLC. (Incorporated by reference to Exhibit 2.4 to our Annual Report on Form 10-K for the fiscal year ended December 29, 2018 filed on February 20, 2019.)

2.5     Letter Agreement and Amendment No. 3 to Contribution and Distribution Agreement and Amendment No. 2 to Agreement and Plan of Merger, dated as of December 25, 2018, by and among us, HS Spinco, Inc., HS Merger Sub, Inc., Direct Vet Marketing, Inc. and Shareholder Representative Services LLC.(Incorporated by reference to Exhibit 2.5 to our Annual Report on Form 10-K for the fiscal year ended December 29, 2018 filed on February 20, 2019.)

2.6     Letter Agreement and Amendment No. 4 to Contribution and Distribution Agreement, dated as of January 15, 2019, by and among us, HS Spinco, Inc., Direct Vet Marketing, Inc. and Shareholder Representative Services LLC.(Incorporated by reference to Exhibit 2.6 to our Annual Report on Form 10-K for the fiscal year ended December 29, 2018 filed on February 20, 2019.)

3.1     Second Amended and Restated Certificate of Incorporation of Henry Schein, Inc. (Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on June 1, 2018.)

3.2     Third Amended and Restated By-Laws of the Company, effective May 13, 2021. (Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on May 17, 2021.)

4.1     Third Amended and Restated Multicurrency Master Note Purchase Agreement, dated as of October 20, 2021, by and among us, Metropolitan Life Insurance Company, MetLife Investment Management, LLC and each MetLife affiliate which becomes party thereto. (Incorporated by reference to Exhibit 4.4 to our Current Report on Form 8-K filed on October 21, 2021.)

| 4.2 | Third Amended and Restated Master Note Facility, dated as of October 20, 2021, by and among us, NYL Investors LLC and each New York Life affiliate which becomes party thereto. (Incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed on October 21, 2021.) |
|---|---|
| 4.3 | Third Amended and Restated Multicurrency Private Shelf Agreement, dated as of October 20, 2021, by and among us, PGIM, Inc. and each Prudential affiliate which becomes party thereto. (Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on October 21, 2021.) |
| 4.4 | Multicurrency Private Shelf Agreement, dated as of October 20, 2021, by and among us, AIG Asset Management (U.S.), LLC and each AIG affiliate which becomes party thereto. (Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on October 21, 2021.) |
| 4.5 | Description of Securities. (Incorporated by reference to Exhibit 4.5 to our Annual Report on Form 10-K for the fiscal year ended December 25, 2021 filed on February 15, 2022.) |
| 10.1 | Henry Schein, Inc. 2013 Stock Incentive Plan, as amended and restated effective as of May 14, 2013. (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on May 16, 2013.)** |
| 10.2 | Form of 2019 Restricted Stock Unit Agreement for performance-based restricted stock unit awards pursuant to the Henry Schein, Inc. 2013 Stock Incentive Plan (as amended and restated effective as of May 14, 2013). (Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2019 filed on May 7, 2019.)** |
| 10.3 | Form of 2019 Restricted Stock Unit Agreement for time-based restricted stock unit awards pursuant to the Henry Schein, Inc. 2013 Stock Incentive Plan (as amended and restated effective as of May 14, 2013). (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2019 filed on May 7, 2019.)** |
| 10.4 | Henry Schein, Inc. 2020 Stock Incentive Plan, as amended and restated effective as of May 21, 2020. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 26, 2020.)** |
| 10.5 | Form of 2021 Stock Option Agreement pursuant to the Henry Schein, Inc. 2020 Stock Incentive Plan (as amended and restated effective as of May 21, 2020). (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 8, 2021.)** |

| 10.6 | Form of 2021 Special Pandemic Recognition Award Restricted Stock Unit Agreement for time-based restricted stock unit awards pursuant to the Henry Schein, Inc. 2020 Stock Incentive Plan (as amended and restated effective as of May 21, 2020). (Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 2021 filed on May 4, 2021.)** |
|------|------|
| 10.7 | Form of 2022 Restricted Stock Unit Agreement for time-based restricted stock unit awards pursuant to the Henry Schein, Inc. 2020 Stock Incentive Plan (as amended and restated effective as of May 21, 2020). (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2022 filed on May 3, 2022.)** |
| 10.8 | Form of 2022 Restricted Stock Unit Agreement for performance-based restricted stock unit awards pursuant to the Henry Schein, Inc. 2020 Stock Incentive Plan (as amended and restated effective as of May 21, 2020). (Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2022 filed on May 3, 2022.)** |
| 10.9 | Henry Schein, Inc. 2015 Non-Employee Director Stock Incentive Plan. (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2015 filed on July 29, 2015.)** |
| 10.10 | Form of 2018 Restricted Stock Unit Agreement for time-based restricted stock unit awards pursuant to the Henry Schein, Inc. 2015 Non-Employee Director Stock Incentive Plan (as amended and restated effective as of June 22, 2015). (Incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 filed on May 8, 2018.)** |
| 10.11 | Henry Schein, Inc. Supplemental Executive Retirement Plan, amended and restated effective as of January 1, 2014. (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2013 filed on November 5, 2013.)** |
| 10.12 | Amendment Number One to the Henry Schein, Inc. Supplemental Executive Retirement Plan, amended and restated effective as of January 1, 2014. (Incorporated by reference to Exhibit 10.18 to our Annual Report on Form 10-K for the fiscal year ended December 28, 2020 filed on February 20, 2020.)** |
| 10.13 | Amendment Number Two to the Henry Schein, Inc. Supplemental Executive Retirement Plan, amended and restated effective as of January 1, 2014. (Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2020 filed on May 5, 2020.)** |
| 10.14 | Amendment Number Three to the Henry Schein, Inc. Supplemental Executive Retirement Plan, amended and restated effective as of January 1, 2014. (Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2020 filed on November 2, 2020.)** |

10.15        Henry Schein, Inc. 2004 Employee Stock Purchase Plan, effective as of May 25, 2004. (Incorporated by reference to Exhibit D to our definitive 2004 Proxy Statement on Schedule 14A, filed on April 27, 2004.)**

10.16        Henry Schein, Inc. Non-Employee Director Deferred Compensation Plan, amended and restated effective as of January 1, 2005. (Incorporated by reference to Exhibit 10.11 to our Annual Report on Form 10-K for the fiscal year ended December 27, 2008 filed on February 24, 2009.)**

10.17        Henry Schein, Inc. Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.23 to our Annual Report on Form 10-K for the fiscal year ended December 25, 2010 filed on February 22, 2011.)**

10.18        Amendment to the Henry Schein, Inc. Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.26 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on February 15, 2012.)**

10.19        Amendment Number Two to the Henry Schein, Inc. Deferred Compensation Plan.  (Incorporated by reference to Exhibit 10.20 to our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 filed on February 11, 2014.)**

10.20        Amendment Number Three to the Henry Schein, Inc. Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.21 to our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 filed on February 11, 2014.)**

10.21        Amendment Number Four to the Henry Schein, Inc. Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.46 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed on February 21, 2017.)**

10.22        Amendment Number Five to the Henry Schein, Inc. Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.32 to our Annual Report on Form 10-K for the fiscal year ended December 28, 2020 filed on February 20, 2020.)**

10.23        Amendment Number Six to the Henry Schein, Inc. Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2020 filed on May 5, 2020.)**

10.24        Henry Schein Management Team Performance Incentive Plan and Plan Summary, effective as of January 1, 2014. (Incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2014 filed on May 6, 2014.)**

10.25        Form of Performance-Based RSU Award Agreement for Stanley M. Bergman Pursuant to the Henry Schein, Inc. 2013 Stock Incentive Plan (as Amended and Restated as of May 14, 2013). (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on August 9, 2019.)**

10.26      Amended and Restated Employment Agreement dated as of November 28, 2022, by and between Henry Schein, Inc. and Stanley M. Bergman. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 29, 2022.)**

10.27      Letter Agreement dated November 11, 2021 between Henry Schein, Inc. and Brad Connett.**+

10.28      Agreement dated November 11, 2021 between Henry Schein, Inc. and Brad Connett.**+

10.29      Special Incentive Plan dated May 24, 2021 between Henry Schein, Inc. and Brad Connett.**#+

10.30      Form of Amended and Restated Change in Control Agreement dated December 12, 2008 between us and certain executive officers who are a party thereto (James Breslawski, Michael S. Ettinger, Mark Mlotek and Steven Paladino, respectively). (Incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K for the fiscal year ended December 27, 2008 filed on February 24, 2009.)**

10.31      Form of Amendment to Amended and Restated Change in Control Agreement effective January 1, 2012 between us and certain executive officers who are a party thereto (James Breslawski, Michael S. Ettinger, Mark Mlotek and Steven Paladino, respectively). (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 20, 2012.)**

10.32      Form of Change in Control Agreement between us and certain executive officers who are a party thereto (Walter Siegel).  (Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2019 filed on May 7, 2019.)**

10.33      Henry Schein, Inc. Executive Change in Control Plan, effective as of May 2, 2022 between us and certain executive officers who are a party thereto (Ronald N. South, Brad Connett, David Brous, and Lorelei McGlynn). (Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2022 filed on May 3, 2022.)**

10.34      Form of Indemnification Agreement between us and certain directors and executive officers who are a party thereto (Mohamed Ali, Deborah Derby, Joseph L. Herring, Kurt P. Kuehn, Philip A. Laskawy, Anne H. Margulies, Steven Paladino, Carol Raphael, Scott P. Serota, Bradley T. Sheares, Ph.D., Reed V. Tuckson, M.D., FACP, Stanley M. Bergman, James P. Breslawski, David Brous, Brad Connett, Michael S. Ettinger, Lorelei McGlynn, Mark E. Mlotek, Walter Siegel and Ronald N. South, respectively). (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2015 filed on November 4, 2015.)**

| 10.35 | Amended and Restated Revolving Credit Agreement, dated as of August 20, 2021, among us, the several lenders parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 23, 2021.) |
|---|---|
| 10.36 | Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as agent and the various purchaser groups from time to time party thereto.  (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 19, 2013.) |
| 10.37 | Amendment No. 1 dated as of September 22, 2014 to the Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, LTD., New York Branch, as agent and the various purchaser groups from time to time party thereto. (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on September 26, 2014.) |
| 10.38 | Amendment No. 2 dated as of April 17, 2015 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as performance guarantor, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as agent and the various purchaser groups party thereto. (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2016 filed on August 4, 2016.) |
| 10.39 | Amendment No. 3 dated as of June 1, 2016 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as performance guarantor, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as agent and the various purchaser groups party thereto. (Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2016 filed on August 4, 2016.) |
| 10.40 | Amendment No. 4 dated as of July 6, 2017 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as performance guarantor, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as agent and the various purchaser groups party thereto.  (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017 filed on November 6, 2017.) |
| 10.41 | Amendment No. 5 dated as of May 13, 2019 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as performance guarantor, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as agent and the various purchaser groups party thereto. (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2019 filed on August 6, 2019.) |

| 10.42 | Limited Waiver dated as of May 22, 2020 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto, as amended. (Incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2020 filed on August 4, 2020.) |
|---|---|
| 10.43 | Amendment No. 6 dated as of June 22, 2020 to the Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 25, 2020.) |
| 10.44 | Amendment No. 7 dated as of October 20, 2021 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 21, 2021.) |
| 10.45 | Amendment No. 8 dated as of December 15, 2022 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto.*+ |
| 10.46 | Omnibus Amendment No. 1, dated July 22, 2013, to Receivables Purchase Agreement dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as agent, and the various purchaser groups from time to time party thereto and Receivables Sales Agreement, dated as of April 17, 2013, by and among us, certain of our wholly-owned subsidiaries and HSFR, Inc., as buyer. (Incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2013 filed on August 6, 2013.) |
| 10.47 | Omnibus Amendment No. 2, dated April 21, 2014, to Receivables Purchase Agreement dated as of April 17, 2013, as amended, by and among us, as servicer, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as agent, and the various purchaser groups from time to time party thereto and Receivables Sales Agreement, dated as of April 17, 2013, by and among us, certain of our wholly-owned subsidiaries and HSFR, Inc., as buyer. (Incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2014 filed on May 6, 2014.) |
| 10.48 | Receivables Sale Agreement, dated as of April 17, 2013, by and among us, certain of our wholly-owned subsidiaries and HSFR, Inc., as buyer. (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 19, 2013.) |
| 21.1 | List of our Subsidiaries.+ |
| 23.1 | Consent of BDO USA, LLP.+ |

| 31.1 | Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.+ |
|---|---|
| 31.2 | Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.+ |
| 32.1 | Certification of our Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.+ |
| 101.INS | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.+ |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document+ |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document+ |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document+ |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document+ |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document+ |
| 104 | The cover page of Henry Schein, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL (included within Exhibit 101 attachments).+ |

_____

+   Filed or furnished herewith.

* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby agrees to furnish supplementally a copy of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

** Indicates management contract or compensatory plan or agreement.

# Certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

**ITEM 16.  Form 10-K Summary**

None.

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Henry Schein, Inc.


By: /s/ STANLEY M. BERGMAN
Stanley M. Bergman
Chairman and Chief Executive Officer
February 21, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Capacity | Date |
|---|---|---|
| /s/ STANLEY M. BERGMAN<br>Stanley M. Bergman | Chairman, Chief Executive Officer and Director (principal executive officer) | February 21, 2023 |
| /s/ RONALD N. SOUTH<br>Ronald N. South | Senior Vice President, Chief Financial Officer (principal financial and accounting officer) | February 21, 2023 |
| /s/ JAMES P. BRESLAWSKI<br>James P. Breslawski | Vice Chairman, President and Director | February 21, 2023 |
| /s/ MARK E. MLOTEK<br>Mark E. Mlotek | Director | February 21, 2023 |
| /s/ MOHAMAD ALI<br>Mohamad Ali | Director | February 21, 2023 |
| /s/ DEBORAH DERBY<br>Deborah Derby | Director | February 21, 2023 |
| /s/ JOSEPH L. HERRING<br>Joseph L. Herring | Director | February 21, 2023 |
| /s/ KURT P. KUEHN<br>Kurt P. Kuehn | Director | February 21, 2023 |
| /s/ PHILIP A. LASKAWY<br>Philip A. Laskawy | Director | February 21, 2023 |
| /s/ ANNE H. MARGULIES<br>Anne H. Margulies | Director | February 21, 2023 |
| /s/ STEVEN PALADINO<br>Steven Paladino | Director | February 21, 2023 |
| /s/ CAROL RAPHAEL<br>Carol Raphael | Director | February 21, 2023 |
| /s/ SCOTT SEROTA<br>Scott Serota | Director | February 21, 2023 |
| /s/ BRADLEY T. SHEARES, PH. D.<br>Bradley T. Sheares, Ph. D. | Director | February 21, 2023 |
| /s/ REED V. TUCKSON, M.D., FACP<br>Reed V. Tuckson, M.D., FACP | Director | February 21, 2023 |

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Henry Schein, Inc.
135 Duryea Road
Melville, New York 11747
U.S.A.
(631) 843-5500
www.henryschein.com





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